Form 20-F
period 2024-09-30
Creative Global Technology Holdings Ltd
filed 2025-01-30
CIK 1967822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number: 001-42412

Creative Global Technology Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong

People’s Republic of China

(Address of principal executive offices)

Hei Tung (Angel) Siu

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.001 par value	CGTL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Ordinary Shares as of the close of the period covered by the annual report: 21,437,500 ordinary shares, par value US$0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

●	The “Company,” “CGT Holdings,” “Registrant” or similar terms refer to Creative Global Technology Holdings Limited, a company incorporated under the laws of the Cayman Islands;

●	“We,” “us,” “our,” the “Group”, refer to CGT Holdings and its consolidated subsidiaries, unless the context otherwise indicates.

●	“Ordinary Shares” or “ordinary shares” refers to CGT Holdings’ ordinary shares, par value $0.001 per share;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HKD,” “HK$” or “H.K. Dollars” refers to the official legal currency of Hong Kong;

●	“PRC” or “China” refers to the People’s Republic of China, including Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, for purposes of this annual report only; and in the future filings of the Company’s registration statements under the Securities Act of 1933, as amended, or its periodic reports under the Securities Exchange Act of 1934, as amended, the definition of China or PRC will include Hong Kong, Macau or Taiwan. And only in the context of describing PRC laws, the PRC laws do not include any law, regulation, statute, rule, order, decree, notice, and supreme court’s judicial interpretation or other legislation of the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

●	“US$,” “USD,” “$,” or “U.S. dollars” refers to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2024, 2023 and 2022.

This annual report contains translations of certain HKD amounts into U.S. dollars at the rate of HKD7.7738 to US$1.00, HKD7.8330 to $1, and HKD7.8217 to $1, the noon buying rate on September 30, 2024, 2023, and 2022, respectively, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

CGT Holdings’ Ordinary Shares are listed on the Nasdaq Stock Market, or Nasdaq, under the symbol “CGTL”.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts.

You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	fluctuations in interest rates;

●	our expectations regarding demand for and market acceptance of our products and services;

●	projections of revenue, earnings, capital structure and other financial items;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	general economic and business conditions in the markets in which we operate.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

ITEM 1-IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2-OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3-KEY INFORMATION

A. [Reserved]

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk Factors

Risks Related to Our Business

Our industry is rapidly evolving and our business model may not continue to be successful or achieve wide acceptance as we anticipated.

The pre-owned consumer electronic devices industry is developing quickly. There are not many well-established wholesalers or retailers for pre-owned consumer electronic devices, nor are there any established industry standards for pre-owned consumer electronic devices market in general. We have been experimenting with several business strategies since the start of our business operations in 2016 to determine the most successful business model for our operations. We think our business model is unique, and we have a limited operating history on which investors can evaluate our business and prospects. Specifically, we only began operating our online retail business in 2021 and our device rental business in 2022. There is no assurance that our business model will remain effective or gain widespread acceptance as quickly or at the extent we predict. We have to explore different business practices, formulate pricing strategies, set up procedures and standards by ourselves and learn from our own experience. Given our limited history in operating online marketplaces, we cannot assure you that we will be able to successfully anticipate and respond to industry trends and customer behaviors, especially as we continue to broaden our customer base and diversify our product offerings. A potential investor in CGT Holdings’ Ordinary Shares should carefully assess the risks we face as a result of our involvement in a new and rapidly evolving industry, and our attempt to execute on a new and untested business model. Our business model may not be successful, or we may not successfully manage the risks associated with this business model.

If we fail to attract and engage consumers, find suitable suppliers or involve other participants in the pre-owned consumer electronic devices value chain, our business and reputation may be materially and adversely affected.

Our capacity to engage customers, identify relevant suppliers, involve other players in the pre-owned consumer electronic devices value chain, and deliver a superior experience to them, which in turn depends on a number of criteria, are critical to the success of our business. These factors include our ability to:

●	continue to expand our office/store networks;

●	leverage technology and data to improve our services;

●	maintain the reliability of our process of testing, repairing, grading, and pricing;

●	diversify into new product categories and offer more value-added services promptly to meet changing consumer demand;

●	keep offering pre-owned consumer electronic devices/goods at competitive prices;

●	keep working with current suppliers or seek out new suppliers;

●	continue to innovate and improve the functionality, performance, reliability, design, security, and scalability of our service system;

●	attract and manage consumers on our brick-and-mortar and online marketplaces;

●	uphold and enhance our offline network’s and employees’ operational effectiveness, dependability, and customer experience for online transactions,

●	deliver to consumers products of quality that meet their expectations; and

●	provide superior after-sales service.

As our business develops, we cannot guarantee you that we will always be able to provide a superior experience to consumers. Failure to do so could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain our existing customer base and attract new customers, our business, financial condition and results of operations may be materially and adversely affected.

Future growth will depend on our ability to maintain our existing customer base and attract new customers. To expand our customer base, we have established online and, are planning to establish offline channels to maximize our access to potential consumers who intend to buy pre-owned consumer electronic electronics. However, we cannot guarantee you that we will be successful in maintaining our existing customer base and attracting new customers. The pre-owned consumer electronic devices industry may evolve rapidly in Hong Kong and the Southeast Asia region. Therefore, we may not be able to effectively maintain and grow our customer base, which would result in a lower volume of pre-owned consumer electronic devices sold by us and thus materially and adversely affect our business, financial condition and results of operations. Furthermore, there is public perception that pre-owned consumer electronic devices may be counterfeit or defective, and this perception could damage our reputation and have a negative impact on our ability to attract new customers or retain existing customers. If we are unable to maintain or increase positive awareness of our services, it may be difficult for us to maintain and grow our customer base, and our business, growth prospects, results of operations and financial condition may be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to develop over the past several years, and we expect continued growth in our business and revenues. We plan to further expand our sources of supply and customer base. For example, we plan to further expand our network into more countries in Southeast Asia to increase the circulation of pre-owned devices from developed economies like the U.S. to developing economies. In addition, we plan to upgrade our technology capabilities to improve the accuracy, speed, and cost-effectiveness of our proprietary process of testing, grading, and pricing for pre-owned devices. The strategies include upgrading our Hong Kong office with new technologies and further optimizing our pricing algorithm by continuing to leverage the database we developed and maintained. All these efforts will require significant managerial, financial and human resources. We cannot guarantee you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in Southeast Asia or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business is highly dependent on the level of consumer demand and discretionary spending both in the markets where we operate. Many factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

●	general economic and industry conditions;

●	consumer disposable income;

●	discounts, promotions and merchandise offered by our competitors;

●	negative reports and publicity about the pre-owned consumer electronic devices industry;

●	outbreak of viruses or widespread illness, including COVID-19 caused by the novel coronavirus;

●	unemployment rate;

●	minimum wages and personal debt levels of consumers;

●	access to consumption loans by consumers;

●	consumer confidence in future economic conditions;

●	fluctuations in the financial markets; and

●	natural disasters, war, terrorism and other hostilities.

Declining consumer confidence and spending cutbacks may result in reduced demand for pre-owned consumer electronic devices. Declining demand also may require increased selling and advertising expenses. A deterioration in economic conditions and any related decrease in consumer demand for pre-owned consumer electronic devices could have a material adverse effect on our business, financial condition and results of operations. COVID-19 pandemic has also resulted in a severe and negative impact on the Hong Kong and the global economy. Negative economic conditions related to this outbreak may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand.

The outbreak of COVID-19 has adversely affected our business. The extent to which COVID-19 will continue to impact our results is subject to future developments, which are highly uncertain and cannot be predicted. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. Chinese economy’s growth rate has been slowing down. Even before, central banks and financial authorities of some of the world’s major economies, including the United States and China, had adopted expansionary monetary and fiscal policies, the long-term effects of which have considerable uncertainties. Unrest, terrorist threats, the Russian invasion of Ukraine, the war in the Middle East and the potential war elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have an economic impact. In particular, there is great uncertainty about the future relationship between the United States and China related to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

In addition, a lot of the above-mentioned factors also have an impact on things like commodity prices, transportation costs, interest rates, costs of labor, insurance and healthcare, lease costs, policies that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors. These things could all have an effect on our cost of sales, our selling and distribution expenses, and general and administrative expenses, which could have a significant adverse effect on our business, financial condition and results of operations.

We may not be able to effectively and accurately inspect, grade and price pre-owned goods, in particular, consumer electronic devices.

We inspect, grade and price pre-owned consumer electronic devices we source from our supplier network before selling them to wholesalers or retailers. As there are no uniform or established standards or practices for inspecting, grading and pricing pre-owned consumer electronic devices, we have developed our own inspection procedures, grading system and pricing mechanism over years of our business operations. We cannot assure you that our business practices represent the best practice in the pre-owned consumer electronic devices industry or that they will yield maximum commercial benefits. We may not be able to identify all potential defects of pre-owned consumer electronic devices and grade them accurately. Even if we are able to do so, we cannot guarantee you that the prices we assign to those pre-owned consumer electronic devices reflect the actual or fair value of those pre-owned consumer electronic devices. If consumers believe that the prices determined or suggested by us do not reflect the fair value or their deemed value of the pre-owned consumer electronic devices, they may choose other providers or merchants over us, which in turn would result in our losing of customer base and a decline in sales revenue, either of which could significantly and adversely affect our business, financial condition and results of operations.

The price margin between our collection and resale of pre-owned consumer electronic devices may fluctuate or decline in the future. Any material decrease in such price margin would harm our business, financial condition and results of operations.

We generate revenues primarily by earning the price differences between our collection and resale of pre-owned consumer electronic devices. Maintaining and growing our revenue depends on a number of factors, including:

●	our ability to expand sources of supply for pre-owned consumer electronic devices;

●	our ability to attract consumers and other participants in the pre-owned consumer electronic devices value chain;

●	the average unit price of pre-owned consumer electronic devices sold by us, which may decrease as a result of, among other things, rolling-out of new generations of consumer electronic devices;

●	our ability to deliver excellent services;

●	our ability to maximize the price differences between the acquisition prices and resale prices;

●	our ability to reach the end-consumers with the pre-owned consumer electronic devices sold by us; and

●	fluctuation in other macro-economic changes.

Any failure to adequately and promptly address any of these risks and uncertainties would significantly and adversely affect our business and results of operations.

We may incur liability or become subject to claims or administrative penalties for stolen products sold by us or counterfeit, infringing, illegal or unauthorized products sold by us.

We purchase the used consumer electronic devices we sell from a variety of suppliers and distribution methods. We have taken steps to prevent potential violation of third parties’ intellectual property rights while sourcing and selling products, as well as to confirm the authenticity and authorization of used consumer electronic devices sold by us and we reject items we believe to be counterfeit. However, we cannot assure you that we are able to identify any and all unauthorized, counterfeit or illegal products, especially components and parts or accessories of the pre-owned consumer electronic devices, that infringe third parties’ intellectual property rights given the large number of pre-owned consumer electronic devices being inspected. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit pre-owned consumer electronic devices and their components, parts and accessories. In the event that counterfeit, unauthorized or infringing products are sold by us or infringing content is posted by us, we could face claims that may subject us to liabilities. If we fail to identify any infringing pre-owned consumer electronic devices including components and parts or accessories and such products are sold to purchasers, we risk facing infringement claims, which would also be bad for our reputation. Regardless of the truth of such accusations, we could have to spend a lot of money and time defending ourselves or settling them. We can be forced to pay significant damages if the lawsuit against us is found to be valid or stop marketing the relevant items. Potential liabilities we may be subject to under Hong Kong law if we negligently participated or assisted in infringement activities associated with counterfeit products include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged.

In addition, stolen products were and may continue to be sold by us, which could also result in negative publicity, and thus damage our reputation. Pursuant to the Hong Kong laws, we would be subject to criminal liability if we knowingly engage in any sale of stolen pre-owned consumer electronic product that we sourced from other parties. We have been keeping records of the information of the pre-owned consumer electronic products sourced by us and have implemented an internal policy to report to the Hong Kong enforcement authorities when there are suspicious circumstances relating to the source of the purchased goods. However, third-party sellers’ actions are beyond our control and we cannot guarantee you that our online marketplaces will not be used as a channel by certain sellers to dispose of illegal products. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Our business currently focuses on the devices of a certain brand, any disruption in the production or quality control may materially and adversely affect our business and results of operations.

For the fiscal years ended September 30, 2024 and 2023, approximately 98.9% and 99.5% of our revenues were derived from the sales of pre-owned Apple products, including iPhones, iPads, MacBooks, Apple Watches, etc. Such concentration exposes us to heightened risks relating to the Apple products. If Apple experiences disruptions in its production or supply chain, or major product quality problems, our business and results of operations will be adversely affected.

Our expansion into new product categories may expose us to new challenges and more risks.

Our business focused mostly on cellphones and tablets. For the fiscal years ended September 30, 2024 and 2023, CGTHK derived 81.1% and 89.1% of its revenue from the sale of cellphones and tablets respectively. Our business has grown recently to include additional pre-owned consumer devices, including laptops, and wireless Bluetooth earbuds. In the future, we might diversify our pre-owned product offerings to include unmanned aerial vehicles, gaming consoles, cameras, and lenses. Increased risks and difficulties come with diversifying into new product and service offerings. It might be more challenging for us to predict client demand and preferences due to our lack of knowledge with these items and services and our lack of pertinent customer data pertaining to these products and services.

We may also be unable to effectively inspect and control the quality of these pre-owned goods appropriately or we may misjudge customer demand on our new offerings. We may also face costly product liability claims, which would harm our brand and reputation as well as our financial performance. If competition in the new product and service categories intensifies, we may have to price aggressively and invest heavily to gain market share or remain competitive, which may adversely affect our profitability. As a result of various uncertainties and risks, it may be difficult for us to achieve profitability in the new product and service categories and our profit margin in these categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We are unable to guarantee that our investments in launching these new product categories will be able to pay for itself.

If we are unable to establish our store network successfully, our business or results of operations would be adversely affected.

We plan to open offline retail stores as part of our expansion strategy. However, we may not be able to set up our store network as planned. To set up a store network will require substantial investments and commitment of resources. The number and timing of the stores actually opened during any given period depend on a number of risks and uncertainties, including but not limited to our ability to:

●	identify locations with large customer traffic and commercial potential;

●	obtain leases on commercially reasonable terms;

●	efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for stores;

●	successfully operate our stores, including offering excellent customer experience;

●	maintain a positive image of our stores;

●	obtain adequate funding covering development and expansion costs;

●	obtain the required licenses, permits and approvals; and

●	recruit and retain talents with sufficient experience in the pre-owned consumer electronic devices industry.

Any factors listed above, either individually or in aggregate, might delay or ruin our plan to increase the number of stores in desirable locations at manageable cost levels.

The successful operations of our business depend on our ability to maintain and attract more consumers to our online website.

Consumers play an important role in the successful operations of our business. As a result, attracting and maintaining our relationship with consumers to our online website or future brick-and-mortar stores are critical to our business and results of operations. However, we may not be able to do so due to a number of factors, some of which are beyond our control. For example, we may not be able to attract or maintain our existing customer base, which could result in a decline in the transaction volumes and thus negatively affect our business and results of operations.

Privacy concerns relating to pre-owned consumer electronic devices and the collection, storage and mishandling of personal information could incur claims brought by owners of pre-owned consumer electronic devices, damage our reputation, impede our business growth and thus negatively impact our business.

Even if unfounded, worries about the security of personal information or other sensitive data stored in previously owned consumer electronic devices or a general lack of trust in that security could discourage current and potential customers from using our services, harm our reputation, drive away customers, and negatively impact our operating results. In order to offer better services, we also collect, store, and use personal information associated with pre-owned electronics from our customers, suppliers to provide better services. Despite our best efforts, we may not always be in compliance with all applicable data protection laws and regulations, our own privacy policies, and other duties we may have with regard to privacy and data protection, and in some cases the failure of compliance has led to customer complaints, and may also lead to inquiries, other proceedings, or actions against us by government agencies or others, as well as unfavorable publicity, damage to our reputation, and loss of our brand. Each of these things could lead to us losing users, customers, and have a negative impact on our business. Additionally, any system failure or security breach that permits unauthorized access to or disclosure of our customers’ data may severely restrict the use of our products and services, damage our reputation and brand, and, ultimately, hurt our business. To prevent the leakage of customer information and other security breaches, we strictly restrict third parties’ access to customer privacy data. However, given its high commercial worth, customer data may still be compromised and utilized inappropriately by outside parties, putting us at risk for legal and regulatory issues and seriously jeopardizing our company. Nonetheless, given its great commercial value, customer data may still be hacked and misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

If we fail to adopt new technologies or adapt our websites to changing user or customer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

We must keep enhancing and improving the responsiveness, functionality, and features of our websites and company operation platforms in order to stay competitive. Rapid technological change, shifting user or customer needs and preferences, regular introductions of new goods and services incorporating new technologies, and the emergence of new industry standards and practices are all characteristics of the industries we work in and any one of them could make our current systems and technologies obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. There are considerable technical and commercial risks associated with the creation of websites and other proprietary technology. We are unable to guarantee that we will be successful in creating or using new technologies, that we will be able to recoup the costs associated with creating new technologies, or that we will be able to upgrade our websites, proprietary technologies, and systems to meet user or customer requirements or emerging industry standards. Our business, prospects, financial condition, and operational results could be significantly and negatively impacted if we are unable to successfully develop technologies or adapt in a timely and cost-effective manner in response to changing market conditions or customer requirements.

We may not be able to sustain our historical growth rates in the future.

Since we began operating in 2016, we have seen rapid growth. However, we cannot guarantee that we will be able to continue our past growth rates in the future. Our revenue growth may slow, or our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the pre-owned consumer electronic devices industry in Hong Kong and Southeast Asia, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate slows, investors’ opinions of our company and its future prospects could be negatively impacted, which could lead to a drop in the market value of CGT Holdings’ Ordinary Shares.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Although CGTHK usually places orders with the suppliers only after its wholesale clients confirm the purchase, and CGTHK has been able to keep a lean inventory. However, clients may from time to time cancel such orders, resulting in backlog inventory and increase inventory management costs. Additionally, CGTHK may increase its inventory because of the plan to expand the retail business. Demand for pre-owned consumer electronic devices can change significantly between the time inventory is ordered and the date by which they are sold. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, and changes in consumer spending patterns, among other factors, and consumers may not order pre-owned consumer electronic devices in the quantities that we expect. Each of the preceding factors may result in CGTHK’s increase costs in inventory management.

Our net inventories were US$3.8 million as of September 30, 2024, and US$5.6 million as of September 30, 2023. As we plan to continue expanding our product offerings, we expect to include more types of pre-owned consumer electronic devices in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we don’t successfully manage our inventory, we will run a higher risk of obsolescence, declining inventory value, and substantial inventory write-downs or write-offs. In order to minimize our inventory level, we might also have to lower our sale prices, which could result in a decline in operating revenue. High inventory levels could also force us to invest a significant amount of capital, prohibiting us from utilizing that capital for other crucial goals. Any of the aforementioned factors could have a significant negative impact on our financial situation and operational results.

On the other hand, if we underestimate demand for certain pre-owned consumer electronic devices, or if we are unable to obtain sufficient amount of pre-owned consumer electronic devices in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

Though we have not experienced an incident or disruption of the supply chain of pre-owned consumer electronic devices, we cannot assure you there will be no incident or disruption of the supply chain of the pre-owned consumer electronic devices in the future. If such an incident or disruption of the supply chain of pre-owned consumer electronic devices occurs in the future, the lean inventory structure will subject us to difficulties in delivering specific types of pre-owned consumer devices already ordered by our customers. Though we usually do not have liquidated damage provisions in the orders or contracts entered into by and between our customers and us, the impact caused by the supply chain disruption will lead to a decrease of our sales and revenues and thus negatively affect our business and results of operations.

Disruptions of our information technology system could harm our business and reduce our profitability.

CGTHK replies on its information technology systems, for its daily operations including sourcing, inventory management, sales, and accounting and financial management. Especially with our planned expansion into online retail sales and auction systems, the proper functioning of our information technology systems is instrumental to our future growth. Any disruption caused by failures in our information technology infrastructure equipment or communication networks could delay or otherwise adversely affect our business process, relationship with our customers, and results of operations.

Data security breaches and attempts thereof could negatively affect our reputation, credibility, and business.

We collect certain personal information for online retail sales, and may engage third parties for the various social media tools and websites as part of our sales and marketing strategy. Customers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft, and user privacy. If we or any of the third-parties engaged by us experience any perceived, attempted, or actual unauthorized disclosure of personally identifiable information, our reputation and credibility could be materially adversely affected, resulting in reduction of our sales, our ability to attract website visitors, our ability to attract and retain customers, and litigation against us or the imposition of significant fines or penalties. We cannot assure you that any of our third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on our business.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, national, provincial or state, and local laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that they process in connection with the purchase of their products, resulting in increased compliance costs.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including the mainland of China where we do not have material operations, cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain.

The following summarizes some of the key recent legislative initiatives in China on matters of data security and privacy.

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress (“NPC”) promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedures for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the Cyberspace Administration of China (“the CAC”), together with other authorities, jointly promulgated the Cybersecurity Review Measures (“CRM”), which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the CRM, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The CRM further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this report, no detailed rules or implementation rules have been issued by any authority. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this report, we have not been informed that we are a critical information infrastructure operator by any government authorities and we do not have any material operation or maintain any office or personnel in the mainland of China. We have not collected, stored, or managed any personal information in the mainland of China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or future offerings, and we believe that we are compliant with these measures to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of a given year to the municipal cybersecurity department by the end of January in the following year. The enacted version of the Regulations on the Network Data Security has been promulgated in September 2024 and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

●	On December 28, 2021, 13 governmental departments of the PRC, including CAC issued the CRM, which became effective on February 15, 2022. The CRM provides that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Because the current operations of CGTHK do not possess personal information from more than one million users, we do not believe that we are subject to the cybersecurity review by the CAC. In addition, as of the date of this report, we have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have we received any inquiry, notice, or sanction related to cybersecurity review under the CRM. However, we cannot assure you that we will be able to comply or remain compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law (the “PIPL”), which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PIPL steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Although as of the date of this report, we have not collected, stored, or managed any personal information in the mainland of China, given that there remain uncertainties regarding the further interpretation and implementation of the relevant laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be able to comply or remain compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

Personal Data and Privacy Law in Hong Kong

●	The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) provides the principles that a person who, either alone or jointly with other persons, controls the collection, holding, processing or use of personal data (a “Data User”) must follow in any acts concerning information, existing in a form which access to or processing of is practicable, which relates to a living individual and can be used to identify that individual (the “Personal Data”). Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. However, if a Data User has taken all the necessary measures to prevent a data leakage, then such Data User will not be liable for such punishments.

●	For all pre-owned consumer electronic devices collected by us, we use proprietary data erasing software to sanitize sensitive information, ensure data security and avoid data leakage. We collect data that are related to our business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data, and have established and implemented policy on data collection, processing and usage. To ensure the confidentiality and integrity of our data, we have established internal protocols under which we grant classified access to confidential personal data only to limited employees with defined and layered access authority. We back up our data on a regular basis in multiple secured data storage systems to minimize the risk of data loss, and have engaged external IT consultants to protect our systems from unauthorized access and malicious attacks, and safeguard the integrity and security of our user data. As such, the Company considers that it is in full compliance with the PDPO of Hong Kong.

●	Concerns about mishandling personal information or other private and sensitive information stored in pre-owned consumer electronics, even if unfounded, or a general lack of confidence in the security of privacy in connection with pre-owned consumer electronics could deter current and potential consumers from using our services, damage our reputation, cause us to lose consumers or third-party merchants and adversely affect our operating results. In addition, we collect, store and use personal information of our consumers to provide better services. While we strive to comply with applicable data protection laws and regulations, as well as our own privacy policies and other obligations we may have with respect to privacy and data protection, failure or perceived failure to comply may result, and in some cases has resulted, in customer complaints, and may also result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose consumers, and have an adverse effect on our business. In addition, any systems failure or compromise of our security that results in the unauthorized access to or release of our customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We put in place authorization requirements to customer privacy data, and we expend resources on technology and our daily operations to protect against leakage of customer information and other security breaches. Nonetheless, given its great commercial value, customer data may still be hacked and misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

Any harm to our brands or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brands among consumers and suppliers have contributed significantly to the growth and success of our business. For our business and competitiveness, maintaining and enhancing the recognition and reputation of our brands is critical. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a superior experience to consumers and suppliers, and enhance their trust in us;

●	maintain the popularity, attractiveness, diversity and quality of the products and services we offer;

●	maintain the reliability of our testing, grading, and pricing process;

●	continue to offer competitive prices for pre-owned consumer electronic devices/goods;

●	maintain or improve the satisfaction of consumers with our after-sales services;

●	increase brand awareness through marketing and brand promotion activities; and

●	preserve our reputation and goodwill in the event of any negative publicity, including those on customer service, customer and supplier relationships, product quality, or other issues affecting us or other pre-owned consumer electronic devices businesses.

Although we have not received communications or complaints alleging that pre-owned consumer electronic devices sold by us are counterfeit, defective, inconsistent with the information provided, or the services provided by us are unsatisfactory to our consumers in the past, we may receive such communications or complaints in the future. The information we provide to consumers is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or willful misconduct. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our products or services, our business, growth prospects, financial condition and results of the operations could be materially and adversely affected.

Additionally, negative news or media coverage of our business, our employees, our third-party service providers and business partners, our suppliers, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged misrepresentation by our sales consultants or third-party agents, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, negative information on blogs and social media websites, regardless of their validity, could damage our reputation. Customer faith in us may be eroded if we don’t address inaccurate or damaging information about us, including information distributed through social media or traditional media channels. This would have a materially negative impact on our business, results of operations, and financial condition.

If we fail to compete effectively, we may not be able to maintain or may lose market share and our business and results of operations would be materially and adversely affected.

The competition in the pre-owned consumer electronic devices industry is intense. We compete for consumers, orders, and pre-owned consumer electronic devices suppliers. Our competitors may have significantly more resources than we do, including financial, technological, marketing resources, and may be able to devote greater resources to the development and promotion of their platforms and services. They may also have stronger relationships with consumer electronic devices suppliers, online marketplaces selling consumer electronic devices and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render us less attractive to consumers and businesses and cause us to lose market share. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Moreover, intense competition in the markets we operate in may result in a decline in our profit margin and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. Additionally, the pre-owned consumer electronic devices industry may see increased competition as a result of new and enhanced technologies. Our business and reputation may suffer as a result of the unfair competition we have experienced and could experience in the future from our competitors. Our business, financial situation, and operational outcomes could be seriously harmed if we don’t compete with our current and potential competitors.

Failure to effectively deal with any misappropriation of our business opportunities, fictitious transactions or other fraudulent conduct would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities by our employees. Moreover, illegal, fraudulent or collusive activities by our employees, such as fraud, bribery or corruption, could also subject us to liability or negative publicity or cause losses. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, our employees’ actions are beyond our control. Our internal control procedures and rules do not guarantee that our employees will not commit fraud or other wrong doings. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct by our employees could also severely diminish consumer confidence in us, reduce our ability to attract new or retain current consumers, damage our reputation and diminish the value of our brand names, and materially and adversely affect our business, financial condition and results of operations.

We rely on third-party payment service providers to conduct payment processing in the retail transactions we conduct. If those services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our retail customers make payments through a variety of methods, including payment on our website by credit cards processed by our third-party online payment service partner, Payment Asia. These services are critical to our retail business. We rely on the convenience and ease of use that these service providers provide to our customers. The attractiveness of our product offerings could be materially and adversely affected if the quality, utility, convenience, or attractiveness of these service providers’ offerings declines for any reason.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by customers;

●	increasing competition, including from other established Hong Kong internet companies, payment service providers and companies engaged in other financial technology services;

●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

●	breach of users’ personal information and concerns over the use and security of information collected from buyers;

●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, certain commercial banks in Hong Kong impose limits on the amounts that may be transferred by automated payment from customers’ bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed by us, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our transactions.

In addition, we cannot assure you that we will be successful to enter into and maintain amicable relationships with online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

We are subject to certain risks relating to third-party logistics services and our storage space.

We rely on third-party logistics service providers to deliver pre-owned consumer electronic devices to our storage space and from our storage space to buyers. Since the products being shipped generally are high-value goods, reliable services from third-party logistics service providers are of great importance to us. The efficient operation of our business also depends on the timely delivery of pre-owned consumer electronic devices. However, third-party service providers may not be able to consistently provide timely and proper delivery of pre-owned consumer electronic devices. Although we did not experience product damage and product loss incidences and had disputes with certain logistics service providers, we may experience such incidents or disputes in the future. In addition, logistics services could also be suspended and thereby interrupt the supply of pre-owned consumer electronic devices if unforeseen events that are beyond our control occur, such as inclement weather, natural disasters, health epidemics, transportation disruptions or labor unrest. For example, the shipment and delivery of pre-owned consumer electronic devices were negatively affected by COVID-19. Additionally, the delivery of pre-owned consumer electronic devices may be considerably and unfavorably impacted if our third-party logistics service providers violate Hong Kong’s applicable laws and regulations. It’s possible that we will not be able to locate trustworthy substitute third-party logistics firms to offer delivery services on time or at all. The merger, acquisition, bankruptcy, or closure of the delivery companies we hire to make deliveries, especially those local businesses with relatively small business scales, could also impair or interrupt delivery of pre-owned consumer electronic devices. If pre-owned consumer electronic devices are not delivered in proper conditions or on a timely basis, buyers may refuse to accept products purchased from us and lose confidence in us, and our business and reputation could suffer. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and directly interact with consumers. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. We may receive user complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to consumers or third-party merchants may negatively impact their experience with us, damage our reputation and business operations.

As of September 30, 2024, we had one location used as storage space in Hong Kong. Before being sold to customers, the vast majority of the pre-owned consumer electronic devices we sell are first sent to our storage space for inspection, grading, and pricing. Our ability to provide services like inspection, grading, and pricing services could be materially and adversely affected, and the shipment of pre-owned consumer electronic devices could be delayed, if any business interruptions or accidents, such as health pandemics and fires, were to occur and harm pre-owned consumer electronic devices or our storage space. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

Our product delivery, return, exchange and warranty policies may materially and adversely affect our results of operations.

We have shipping policies that do not necessarily pass the full cost of shipping on to consumers. We also have customer-friendly return and exchange policies that make it convenient and easy for consumers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange or warranty policies from time to time. These policies improve customers’ experience with us and promote customer loyalty, both of which aid in client acquisition and retention. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. Our costs may increase significantly and our results of operations may be materially and adversely affected, if our return and exchange policy is misused by a significant number of consumers. If we revise these policies to reduce our costs and expenses, consumers may be dissatisfied, which may result in loss of existing consumers or failure to acquire new consumers at a desirable pace, which may materially and adversely affect our results of operations. In addition, any negative publicity related to the quality of pre-owned consumer electronic devices sold by us, with or without merits, could damage our brand image, decrease customer demand, and thus materially and adversely affect our business, operating results and financial condition.

We may be subject to product liability claims.

The pre-owned consumer electronic devices sold by us may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the seller of the product. Although CGTHK would have legal recourse against the manufacturer of such products under Hong Kong law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

Our business, results of operations and reputation could be negatively affected by services provided by third-party cloud service providers.

We use third-party cloud service providers to provide us with cloud services to support our business operations. With the expansion of our business, we may be required to upgrade our technology and infrastructure or those of cloud service providers to keep up with the increasing traffic to our store or website. If the services provided are unable to meet our demand, or are disrupted, restricted, curtailed or degraded in any way or become unavailable to us, our business may be materially and adversely affected. In addition, we cannot assure you that we will be able to maintain amicable relationships with our cloud service providers. Our cloud service providers could choose to terminate their relationships with us or propose terms that we cannot accept. If we have to engage other cloud service providers and have to migrate our business operation data to new service providers, we cannot guarantee a smooth transition. We may suffer from unexpected incidents in the transition such as data loss, service interruptions, or loss of certain functionalities. As a result, we may need to spend more money in order to reduce the potentially significant losses brought on by these incidents. Most significantly, these unanticipated events could result in business interruptions, which would have a negative impact on our operations and could materially and adversely affect our results of operations. Besides, we have no control over the costs of the services provided by cloud service providers. If the prices we pay for those services rise significantly, our results of operations may be materially and adversely affected.

Our results of operations may be subject to seasonal fluctuations.

We experience a moderate level of seasonality in our business primarily as a result of new product launches by consumer electronic devices manufacturers and promotional campaigns by e-commerce platforms in Hong Kong. In addition, new product launches by major cell phone brands such as Apple each year also boost our customer traffic and purchase orders. All of these activities can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild since we are in cooperation with multiple consumer electronic devices manufacturers which historically had product launches generally throughout a year. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of CGT Holdings’ Ordinary Shares may fluctuate from time to time due to seasonality.

If we expand our operations outside Hong Kong, we will be subject to a variety of costs and legal, regulatory, political and economic risks.

International expansion is a significant component of our growth strategy and may require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. Our overseas operations are subject to the laws of the countries in which we operate. We could face sanctions or other penalties if any of our overseas operations, associates, or agents violate these laws, which could harm our reputation, our business, and our operational performance.

In addition, we may face operational issues that could have a material adverse effect on our reputation, business and results of operations. These issues include, without limitation:

●	difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences;

●	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;

●	dependence on local platforms in marketing our products and services overseas;

●	challenges in selecting suitable geographical regions for international business;

●	longer customer payment cycles;

●	currency exchange rate fluctuations;

●	political or social unrest or economic instability;

●	protectionist or national security policies that restrict our ability to invest in or acquire companies; develop, import or export certain technologies, such as the national AI initiative proposed by the United States government; or utilize technologies that are deemed by local governmental regulators to pose a threat to their national security;

●	compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations, including compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR, and compliance costs across different legal systems;

●	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through our international and cross-border platform, related compliance obligations and consequences of non-compliance, and any new developments in these areas; and

●	increased costs associated with doing business in foreign jurisdictions.

One or more of these factors could harm our overseas operations and consequently, could harm our overall results of operations.

Our international operations require us to comply with trade restrictions, such as economic sanctions and export controls.

Our international operations require us to comply with trade restrictions, including export controls and economic sanctions, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the U.N. Security Council and other relevant authorities. Our international trade operations may expose us to violations, or being accused of violations of such laws and regulations. We do not believe our business is subject to controls or licensing requirements because our business covers consumer electronic devices, goods classified as EAR 99 for the purposes of exporting by the U.S. Department of Commerce (the “DOC”). However, dependent upon changes enforced in export regulations, in the future, we could be controlled, similar to other self-defense device manufacturers, as a “crime control” product by the DOC, for export directly from the United States. Our inability to obtain DOC export licenses, if required, for sales of our device to international customers could significantly and adversely affect our business. In addition, despite our compliance efforts and activities, we cannot assure that such efforts and activities are effective nor the compliance by our employees or representatives for which we may be held responsible. Our failure to comply with such laws and regulations may expose us to harms in reputation and material penalties, including civil fines, criminal fines, imprisonment, disgorgement of profits, injunctions, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition in retail business may be materially and adversely affected.

We have incurred and will incur material expenses on online marketing to expand our retail customer base, increase our transaction volume and enhance our brand recognition. Marketing approaches and tools in the pre-owned consumer electronic devices market in Hong Kong are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Shangzhao (Cizar) Hong, the chairman and chief executive officer of CGT Holdings, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

To support our business operations and planned expansion, we intend to hire additional qualified employees. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, marketing and other operational personnel with experience in the pre-owned consumer electronic devices industry. Our experienced mid-level managers play a crucial role in putting our company strategy and plans into action as well as supporting our operations and expansion. The effective operation of our managerial and operating systems, storage space, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in Hong Kong have increased with Hong Kong’s economic development. We might not be able to offer steady and committed operational staff and other labor support enough incentives if our remuneration plan is not competitive in the market. Any failure to address these risks and uncertainties could materially and adversely affect our results of operations and financial performance. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

In accordance with the relevant Hong Kong laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license and radio dealers license. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, licensing conditions and the applicable laws and regulations. Such licenses are valid for specified periods and subject to renewals on expiry. Although we currently possess the required licenses and are not aware of any legal impediment to renew the licenses, any failure to renew such licenses may materially and adversely affect our business, financial condition and results of operations.

Our leased property interest may be defective and such defects may negatively affect CGTHK’s right to such leases.

Title defects of leased properties may subject CGTHK to challenges by third parties, such that CGTHK’s leases may be deemed invalid or unenforceable and CGTHK may be forced to vacate from these leased properties. As a tenant, CGTHK is not liable for the title defects but our use of these properties may be affected upon third parties’ claims or challenges against the lease. If CGTHK is forced to move out and vacate from the leased properties, CGTHK may have to temporarily close the offices and incur additional costs in relocating its offices to another suitable locations, adversely affecting its business operations and financial condition.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

We process and store data during our ordinary course of business, which makes us or third-party service providers who host our servers targets and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. Inadvertent disclosure of sensitive or confidential information, disruptions in access to our website, and other significant negative effects on our operations may result from breaches to our security measures, including computer viruses and hacking. These breaches may occur during the transfer of data or at any time, and result in people gaining unauthorized access to our systems and data. Our systems may be subject to infiltration as a result of third-party action, employee error, malfeasance or otherwise. While we have taken steps to protect the confidential information that we have access to, techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our website could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our websites and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain consumers and provide quality customer service. Not only our online transactions require stable technology platform, the operations of offline transactions also rely on our proprietary business management systems and other technology systems. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our websites or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our websites. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the pre-owned consumer electronic devices industry in Hong Kong, we believe we are a particularly attractive target for such attacks. Although we did not experience such attach in the past, we may experience such attacks and unexpected interruptions in the future.

We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies or when the execution of these system upgrades and improvement strategies will be effective. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

Enforcing intellectual property rights in Hong Kong can be difficult, time-consuming or costly. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Hong Kong. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. Future legal actions and claims pertaining to third parties’ intellectual property rights may be made against us. Additionally, various parts of our business operations or the goods or services we provide on our marketplaces may violate other third parties’ intellectual property. There could also be existing patents of which we are not aware that our products or other aspects of our business may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in Hong Kong, the United States or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s attention and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Moreover, we may use open-source software in connection with our products and services in the future. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to CGT Holdings’ initial public offering, CGT Holdings was a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting (“ICFR”). In connection with the audit of our consolidated financial statements as of and for the fiscal years ended September 30, 2024 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and lack of formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our ICFR. Had we performed a formal assessment of our ICFR or had our independent registered public accounting firm performed an audit of our ICFR, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 5. Operating and Financial Review and Prospects — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our ICFR, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our ICFR in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our ICFR after we become not qualified as an emerging growth company. Our management may conclude that our ICFR is not effective. Moreover, even if our management concludes that our ICFR is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, once we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our ICFR. If we fail to maintain the adequacy of our ICFR, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective ICFR in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares, may be materially and adversely affected.

Additionally, ineffective ICFR could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

CGTHK provides work-related injury insurance for its employees. However, CGTHK does not maintain key-man or product liability insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property and employee benefit. There is no guarantee that we will prevail in defending ourselves in legal and administrative procedures or in enforcing our rights under various laws, and we may still be involved in several legal or administrative proceedings. Enforcing our rights against the different parties involved may be costly, time-consuming, and ultimately fruitless even if we are successful in our attempt to protect ourselves in legal and administrative processes or to claim our rights under various laws. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. We might try to get a credit facility or sell more equity or debt securities if our current resources aren’t enough to cover our financial needs. Existing shareholder dilution could occur as a result of the selling of additional equity securities. Increased debt payment costs and possible operating and financial covenants would follow the incurrence of debt, which would limit our ability to operate. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

●	economic, political and other conditions in Hong Kong or other jurisdictions where we plan to raise funds in;

●	Hong Kong governmental policies relating to bank loans and other credit facilities;

●	Hong Kong governmental regulations of foreign investment and the pre-owned electronics industry in Hong Kong;

●	conditions of capital markets in which we may seek to raise funds; and

●	our future results of operations, financial condition and cash flows.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected.

The global coronavirus COVID-19 outbreak has caused significant disruptions to our business, which we expect will continue to materially and adversely affect our results of operations and financial condition.

The outbreak of COVID-19 spread throughout the world, especially in China, the U.S. and Europe. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in Hong Kong, the U.S. and other countries and regions have been severely disrupted, including those of our suppliers, customers and distributors. Such disruption and the potential slowdown of the world’s economy could have a material adverse effect on our results of operations and financial condition. Due to quarantine measures to stop the pandemic from spreading, our suppliers and customers have experienced significant business disruptions and a suspension of operations. This has had and may continue to have a negative impact on our business and operations, including a shortage in the supply of raw materials, a suspension or reduction in our production capacity, a lack of transportation or logistic services, a delay in the delivery of our products, and a delay or cancellation of orders. Our customers or end-users of our products that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products, which may materially adversely impact our revenue and results of operations. Our business operations could also be disrupted if any of our employees are suspected of being or is infected by COVID-19, since it could require other employees to be quarantined or our offices and production site to be closed down and disinfected.

The COVID-19 pandemic continued to affect global logistics. In 2022, there have been outbreaks of the Omicron variant of COVID-19 in Hong Kong where CGTHK’s headquarters are located, and travel restrictions, mandatory COVID-19 tests, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by Hong Kong government. Although the Hong Kong government has relaxed the control measures, it may issue new orders of office closure, travel and transportation restrictions due to the resurgence of the COVID-19 and outbreak of new variants, which will have material negative impact to our business and financial conditions.

The growth of our business depends on our ability to accurately predict consumer trends and demand and successfully introduce new products and product line extensions and improve existing products.

Our ability to successfully introduce new products, and enhance and reposition our current products to satisfy the needs of customers will play an important role in how quickly we grow. Our capacity to foresee and adapt to changing consumer trends, wants, and tastes is what ultimately determines this. Innovative new product development and line extensions come at a significant financial expense. Any new product or product line extension may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products to respond to the changes in the requirements and preferences of customers, or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our board of directors and management team lack public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act. Our board of directors and senior management do not have much experience managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our board of directors and senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and share price.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of CGT Holdings’ Ordinary Shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of Nasdaq. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and lack of formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement.

In response to the material weakness identified prior to CGT Holdings’ initial public offering, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Ordinary Shares may not be able to remain listed on Nasdaq.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of CGT Holdings’ Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may be held liable for information or content displayed on or linked to our website, which may materially and adversely affect our reputation, business and results of operations.

If information on our website or other product categories, including pre-owned products listings, is inaccurate or incomplete, we may be held liable. The information we collect and use for pre-owned product listings may be inaccurate or incomplete due to errors or on the part of our employees or third-party information providers, or frauds. Failure to ensure the accuracy and integrity of such information, regardless of its source, could undermine customer trust, result in further administrative penalties and adversely affect our reputation, business and results of operations.

We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, or “copycat” websites that misappropriate our data.

Due to the lack of widely accepted industry standards and practices, competitors could misappropriate data and information displayed on our website, such as pricing information for pre-owned consumer electronic devices. As of the date of this report, we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us. We cannot assure you that we will be able to successfully halt the operations of these websites or third parties. Failure to do so could damage our reputation, divert customer traffic or supply of pre-owned consumer electronic devices from us and thus maternally and negatively affect our business operations, results of operations and financial condition.

Our operations may be subject to the effects of a rising rate of inflation which may adversely impact our financial condition and results of operations.

Worldwide economies have experienced inflationary pressures since January 2022. Indicatively, the U.S. consumer price index rose to 338.54 on November 30, 2024, an increase of 4.3% compared to the prior year. The inflation level remains and is expected to remain at a relatively high level for a certain time. Global inflationary pressures are attributable to causes such as trading pattern disruptions due to the armed conflict in Ukraine, supply chain and transportation problems, as well as added volatility and rising energy, food and commodity prices. Because CGTHK sources pre-owned electronic goods from the U.S. and several other countries and regions, continued inflationary pressure can materially and adversely affect our results of operations and financial condition.

Negative economic conditions, including as a result of commodity price inflation or supply chain constraints, the COVID-19 pandemic and the war in Ukraine, may adversely impact our results of operations.

Although we have no business in Russia or Ukraine, nor in the Middle East, our business may suffer from the supply chain disruption and other impacts resulting from the military conflict between Russia and Ukraine, wars in the Middle East, widespread health crises, such as the COVID-19 pandemic, and other worldwide economic and political turbulences that may affect the manufacturing capabilities of consumer electronic devices and international transportation. For example, CGTHK’s supply chain may be disrupted, limiting its ability to purchase or receive on time the pre-owned consumer electronic goods, or CGTHK’s cost base may be increased. Furthermore, economic growth is expected to slow, including due to supply chain disruption, the continued inflation pressure, and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the worlds in the near term. This may also prolong tight credit markets and potentially cause such conditions to become more severe, thereby causing consumers to reduce their discretionary spending, and consequently, our business. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, may make it difficult to obtain financing.

CGTHK’s suppliers or couriers may fail to deliver ordered goods according to schedules, prices, quality and volumes that are acceptable to CGTHK. CGTHK may also fail to deliver goods pursuant to the terms agreed-upon with its customers. Unexpected changes in business conditions, materials pricing, including inflation of raw material costs, labor issues, wars, trade policies, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions, port congestions and other factors beyond our or CGTHK’s suppliers’ control could also affect these suppliers’ ability to deliver components to CGTHK or to remain solvent and operational. For example, a global shortage of semiconductors has been reported since early 2021 and has caused challenges in the manufacturing industry and impacted the market of electronic goods. Although CGTHK has been building a supplier network to secure additional or alternate sources, there is no assurance that CGTHK will be able to do so quickly or at all.

Additionally, because a substantial portion of CGTHK’s orders is placed after CGTHK getting orders from its customers, CGTHK will suffer from hardship in meeting customers’ needs, increased costs in inventory management, and other complexities in the supply chain management process. Our results of operations and financial conditions can be materially and adversely affected.

Risks Related to Doing Business in Hong Kong

CGT Holdings is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, CGT Holdings’ operations are conducted in Hong Kong by one of CGT Holdings’ subsidiaries.

CGT Holdings is a Cayman Islands holding company with no material operations of its own. Substantially all of CGT Holdings’ business operations are conducted through its operating subsidiary, CGTHK. The ability of CGTHK to make dividend and other payments to CGT Holdings may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. While there are currently no restrictions on foreign exchange and our ability to transfer cash or assets between CGT Holdings and CGTHK, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to us, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity (such as our operating subsidiary, CGTHK), such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on CGT Holdings or CGTHK to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. Any limitation on the ability of CGTHK to pay dividends or make other distributions to its holding company could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if CGTHK incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends.

The Hong Kong legal system embodies uncertainties which could negatively affect our ability to remain listed on Nasdaq and limit the legal protections available to you and us.

The Hong Kong legal system embodies uncertainties which could negatively affect our ability to remain listed on Nasdaq and limit the legal protections available to you and us. As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system, and may in turn bring about uncertainty in, for example, keeping CGT Holdings’ Ordinary Shares listed on Nasdaq. This also could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We operate principally in Hong Kong, and adverse economic or other events affecting the region or any significant worsening to the present global financial condition could significantly impact our business.

The operation of our business is concentrated principally in a narrow geographic region of Hong Kong. Changes in demand, economic and political developments and regulatory changes in the region will have a significant effect on our business, results of operations and financial condition. In addition, adverse weather conditions, earthquakes, fires, power loss, telecommunications failures, breakage of land or submarine transmission cables, military or terrorist activity or similar events within Hong Kong may cause significant disruption to our business operations. The outbreak of any severe contagious disease or pandemic within Hong Kong could also have a material adverse effect on our business, results of operations and financial performance. Any significant and protracted worsening to the present global financial and economic climate could result in a change to the spending or usage behavior of our customers which could have an adverse impact on our business, results of operations and financial performance.

Our business is dependent on the government’s policy on the Hong Kong mobile telecom industry.

Our business is sensitive to consumer spending on mobile telecom services. We cannot assure you that it will grow in the future. Development of Hong Kong mobile telecom industry could be negatively affected by factors such as unfavorable government policies and changes of consumer preferences which may decrease spending on mobile telecom services. If Hong Kong mobile telecom industry does not develop as we anticipated, our business may be adversely affected and we may need to adjust our growth strategy and our results of operation may be adversely affected.

Hong Kong’s position and reputation is dependent on the high degree of autonomy.

Hong Kong is a special administrative region of the PRC with its own government. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of “one country, two systems”. However, there can be no assurance that our financial condition and results of operations will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong. On July 14, 2020, the President of U.S. signed an executive order to end the special status enjoyed by Hong Kong under the U.S.-Hong Kong Policy Act of 1992. Hong Kong’s position and reputation as an international financial and trade center may be further damaged, and our business may be materially and adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

It will be difficult to acquire jurisdiction and enforce liabilities against us, our officers, directors and assets based in Hong Kong.

Almost all of our assets are located in Hong Kong. Our officers and directors currently reside outside of the U.S. and are residents of Hong Kong, except for Jingeng Chen, who is a resident of the mainland of China. Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, an action can be brought upon a foreign judgment in Hong Kong courts. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In an action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in an action in Hong Kong brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, it may be difficult or not possible for U.S. investors to enforce their legal rights, to effect service of process upon us, our directors or officers or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of us, our directors and officers under federal securities laws.

Potential political and economic instability in Hong Kong may adversely impact our results of operations. We may also face the risk that changes in the policies of the PRC government could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

Our operational activities are primarily conducted in Hong Kong. Accordingly, political and economic conditions in Hong Kong and the surrounding region may directly affect our business. Since early 2019, a number of political protests and conflicts have occurred in Hong Kong in connection with proposed legislation that would allow local authorities to detain and extradite people who are wanted in territories that Hong Kong does not have extradition agreements with, including the mainland of China and Taiwan. The economy of Hong Kong has been negatively impacted, including our retail market, property market, securities market, and tourism, from such protests.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. We cannot assure you that the Hong Kong protests will not affect Hong Kong’s status as a Special Administrative Region of the People’s Republic of China and thereby affecting its current relations with foreign states and regions.

Our revenue is susceptible to Hong Kong protests as well as any other incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. It is unclear whether there will be other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

In addition, economic, political and legal developments and social conditions in the PRC may significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the mainland of China and Hong Kong. While we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will continue to follow market forces, we cannot assure you that this will be the case. Our business operations and prospects, financial condition, and results of operations may be adversely affected by changes in policies by the PRC government, including:

●	changes in laws, regulations or their interpretation;

●	confiscatory taxation;

●	restrictions on currency conversion, imports or sources of suppliers, or ability to continue as a for-profit enterprise;

●	expropriation or nationalization of private enterprises; and

●	the allocation of resources.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we conduct in Hong Kong and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties for you and us. Our ability to operate in Hong Kong, conduct overseas offerings and continue to investment in Hong Kong based issuers may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any such actions (including divesture or similar actions) could result in a material adverse effect on us and on your investment in us and could render CGT Holdings’ Ordinary Shares and your investment in CGT Holdings’ Ordinary Shares worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Since 1970s, the PRC government has begun to promulgate a comprehensive system of laws that regulates economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourages foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 40 years to keep up with the rapidly changing society and economy in China. Because government agencies and courts that provide interpretations of laws and regulations and decide contractual disputes and issues may change their interpretation or enforcement very rapidly with little advance notice at any time, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, may cause possible problems to foreign investors.

Although the PRC government has been pursuing economic reform policies for more than four decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting, political, economic and social life in the PRC.

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures which can cause economic harm to our business.

On May 28, 2020, the NPC of the PRC approved a proposal to impose a new national security law for Hong Kong and authorized the Standing Committee of the National People’s Congress to proceed to work out details of the legislation to be implemented in Hong Kong (the “Decision”). The Decision states that the new law will target secession, subversion of state power, terrorism activities and foreign interference. The stated objective of the Decision is to protect the national security of China as a whole (including Hong Kong and Macau) and is not intended to have a direct commercial bearing on commercial and economic activities. The government believes the new law may bring about more stability to Hong Kong, which in turn may lay the foundation for commercial and economic activities to flourish. On June 30, 2020, China’s National People’s Congress Standing Committee passed the national security law for the Hong Kong Special Administrative Region (HKSAR). Hong Kong’s Chief Executive promulgated it in Hong Kong later the same day. Among other things, it criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. We cannot rule out the possibility that the Decision and the implementation of the national security law may trigger sanctions or other forms of penalties by foreign governments, which may cause economic and other hardships for Hong Kong, including companies like us that do business in Hong Kong. It is difficult for us to predict the impact, in any, the implementation of the national security law will have on our business, as such impact will depend on future developments, which are highly uncertain and cannot be predicted.

Our Hong Kong subsidiary may be subject to restrictions on paying dividends or making other payments to us, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of CGT Holdings’ Ordinary Shares. Dividends payable to our foreign investors and gains on the sale of CGT Holdings’ Ordinary Shares of Ordinary Shares by our foreign investors may become subject to tax by the PRC.

CGT Holdings is a holding company incorporated in the Cayman Islands with its operating subsidiary located in Hong Kong. Accordingly, most of our cash is maintained in Hong Kong Dollars. We conduct no other business and, as a result, we depend entirely upon our Hong Kong operating subsidiary’s earnings and cash flow. If we decide in the future to pay dividends, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary. There are currently no restrictions of transferring funds between our Cayman Islands holding company and our operating subsidiary in Hong Kong or limitations on the ability of our Hong Kong subsidiary to issue dividends or other distributions to its overseas shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong, like our Hong Kong operating subsidiary. There is a possibility that the PRC government could prevent our cash maintained in Hong Kong from leaving or the PRC could restrict the deployment of the cash into our business or for the payment of dividends. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause CGT Holdings’ Ordinary Shares to significantly decline in value or become worthless.

The market price for CGT Holdings’ Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently there have been heightened tensions in the economic and political relations between the U.S. and China. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then Hong Kong chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the U.S. and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of CGT Holdings’ Ordinary Shares could be adversely affected.

Our business, financial condition and results of operations, and/or the value of CGT Holdings’ Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We currently do not have any operations in the mainland of China. As a result, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition, or results of operations. However, as we operate in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in the mainland of China as a result of any future acquisition, expansion or organic growth.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of the PRC must conduct their business activities. CGTHK, our operating entity, is a Hong Kong-based company with no substantive operations in the mainland of China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of CGT Holdings’ Ordinary Shares, which would materially affect the interest of the investors.

We currently do not have any operations in the mainland of China. We primarily operate in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of the mainland of China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in the mainland of China.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions.

If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of CGT Holdings’ Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

We are not currently required to obtain permission from the PRC government for the trading of CGT Holdings’ Ordinary Shares on Nasdaq, however there is no guarantee that this will continue to be the case in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of CGT Holdings’ Ordinary Shares to significantly decline or be worthless.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in CGT Holdings’ Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in CGT Holdings’ Ordinary Shares could be rendered worthless. In addition, major issues with other U.S. listed Chinese companies in the future, could have a negative effect on the value of your investment, even though CGT Holdings is not involved.

Because our operations are based in Hong Kong, we are subject to the regulations and rules of the Hong Kong government as well as the influence of the PRC government. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in Hong Kong may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, the Group could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Group may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Group’s operation could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Given that the PRC government may intervene or influence our operations at any time with little to no advanced notice, it could result in a material change in our operation and the value of CGT Holdings’ Ordinary Shares. Given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Although the Group is currently not required to obtain permission from any PRC regulatory authorities and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, CGT Holdings’ Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to trade on a U.S. exchange in the future.

The approval of and/or filing with CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On February 17, 2023, the CSRC issued the Trial Measures, which became effective on March 31, 2023. The CSRC also circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website, on the same day. The Trial Measures, together with the Guidance Rules and Notice (collectively, the “New Overseas Listing Rules”), reiterate the basic principles of the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the New Overseas Listing Rules, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the New Overseas Listing Rules’ requirements within three business days following the submission of application for an initial public offering or listing. On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises (“Confidentiality and Archives Administration Provisions”), which came into effectiveness on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Although we do not believe we are subject to the filing and approval requirements because we have no business operation in or material connection with the mainland of China, there are uncertainties regarding the interpretation and implementation of the New Overseas Listing Rules. If we become subject to the New Overseas Listing Rules in the future, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely filing for such future offerings.

Although we do not believe we are subject to the review by the CAC or other PRC cybersecurity authorities because we have no operations in the mainland of China nor do we possess or process personal information from more than one million users, in light of recent events indicating greater oversight by the CAC over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing status on Nasdaq, financial condition, and results of operations.

From 2021, the CAC along with other PRC regulatory authorities, has promulgated a series of regulations requiring data processors and businesses with access to a large amount of personal data to become subject to regulatory reviews and other administrative measures. For example, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. The data export measures require that any data processor, who processes or exports personal information exceeding a certain volume threshold pursuant to the measures, shall apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in the aggregate or has provided the sensitive personal information of more than 10,000 individuals in the aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations. Although we do not believe we are subject to such requirements because we do not have any business operations in the mainland of China, nor do we possess or process a large amount of personal information. However, we may become subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business and our listing.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

Risks Related to CGT Holdings’ Ordinary Shares and the trading market

CGT Holdings’ Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of CGT Holdings’ Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On November 5, 2021, the SEC approved Rule 6100 adopted by the PCAOB to establish a framework for the PCAOB’s determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCAA, which requires a company to identify in its annual report, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. After we become a public company, if the SEC determines have three consecutive non-inspection years, the SEC will issue a stop order to prohibit the trading of CGT Holdings’ Ordinary Shares.

On December 16, 2021, the PCAOB issued a Determination Report which reported the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) the mainland of China of the PRC, because of a position taken by one or more authorities in the mainland of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in the mainland of China and Hong Kong. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. The PCAOB is required to reassess its determinations by the end of 2022 and there are uncertainties whether the PCAOB will determine it is still unable to inspect or investigate completely registered public accounting firms in the mainland of China and Hong Kong.

On December 15, 2022, the PCAOB issued a Determination Report determining that the PCAOB secured complete access to inspect and investigate registered public accounting firms headquartered in the mainland of China and Hong Kong, and vacating the 2021 Determinations the contrary. However, the PCAOB further noted that it will act immediately to consider the need to issue a new determination if the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access.

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Our current auditor, Wei, Wei & Co., LLP, as an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts inspections to assess its compliance with applicable professional standards. Wei, Wei & Co., LLP is not a PCAOB-registered public accounting firm in the mainland of China or Hong Kong that is subject to the PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe that Wei, Wei & Co., LLP would not permit an inspection by the PCAOB or that it is not subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. CGT Holdings’ Ordinary Shares could still be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

The market price for CGT Holdings’ Ordinary Shares may be volatile.

The market price for CGT Holdings’ Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

●	negative publicity, studies or reports;

●	changes in financial estimates by securities research analysts;

●	conditions in the pre-owned consumer electronic devices markets;

●	our capability to catch up with the technology innovations in the industry;

●	actual or anticipated fluctuations in our operating results;

●	changes in the economic performance or market valuations of other competitor companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between HK dollar and the U.S. dollar; and

●	general economic, health or political conditions in Hong Kong, China and worldwide.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of CGT Holdings’ Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding CGT Holdings’ Ordinary Shares, the price of CGT Holdings’ Ordinary Shares and trading volume could decline.

The trading market for CGT Holdings’ Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of CGT Holdings’ Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of CGT Holdings’ Ordinary Shares and the trading volume to decline.

Our estimates of market opportunity, forecasts of market growth included in this report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this report are subject to significant uncertainties and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this report, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

Certain companies with public floats comparable to CGT Holdings’ public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. CGT Holdings may experience similar volatility, which may make it difficult for prospective investors to assess the value of its Ordinary Shares.

In addition to the risks addressed above in “— The market price for CGT Holdings’ Ordinary Shares may be volatile”, CGT Holdings’ Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. As of the date of this report, CGT Holdings has a relatively small public float due to the relatively small size of its initial public offering, the ownership percentage of its executive officers and directors, and greater than 5% shareholders. As a result of its small public float, CGT Holdings’ Ordinary Shares may be less liquid and have greater share price volatility than the shares of companies with broader public ownership. The rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of CGT Holdings’ Ordinary Shares. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. In addition, you may experience losses, which may be material, if you purchase CGT Holdings’ Ordinary Shares prior to any price decline.

We have adopted a share incentive plan, and may grant options or other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

On January 17, 2025, CGT Holdings’ board of directors approved the 2024 Stock Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of our business. Under the 2024 Stock Incentive Plan, we are authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2024 Stock Incentive Plan is 4,287,500.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees. Although we have not granted any shares or other awards under the 2024 Stock Incentive Plan as of the date of this annual report, we may grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to grant equity awards to key employees under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the value of CGT Holdings’ Ordinary Shares to decline.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of CGT Holdings to effect service of process or to enforce judgements obtained in the United States courts.

CGT Holdings’ corporate affairs are governed by its amended and restated memorandum and articles of association and by the Cayman Islands Companies Act (2022 Revision) (the “Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against CGT Holdings’ directors and CGT Holdings, actions by minority shareholders and the fiduciary responsibilities of CGT Holdings’ directors to CGT Holdings under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of CGT Holdings’ shareholders and the fiduciary responsibilities of the directors of CGT Holdings under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Currently, all of our operations are conducted outside the U.S., and substantially all of our assets are located outside the U.S. All of our directors and officers are nationals or residents of jurisdictions other than the U.S. and a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. CGT Holdings’ currently in-effect amended and restated memorandum and articles of association provide that upon the requisition of any one or more of its shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of CGT Holdings entitled to vote at general meetings, its board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, CGT Holdings’ current amended and restated memorandum and articles of association do not provide its shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

CGT Holdings’ Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

CGT Holdings’ Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing CGT Holdings’ Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be caused by a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of CGT Holdings’ Ordinary Shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in CGT Holdings’ Ordinary Shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for CGT Holdings’ Ordinary Shares may not develop or be sustained.

Volatility in CGT Holdings’ Ordinary Shares price may subject us to securities litigation.

When compared to seasoned issuers, the market for CGT Holdings’ Ordinary Shares may experience significant price volatility, and we anticipate that our share price may be more volatile than a seasoned issuer for the foreseeable future. Following times of volatility in the market price of a company’s ordinary shares, plaintiffs have frequently started securities class action litigation against that company in the past. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, CGT Holdings may have to issue additional securities at prices which may result in substantial dilution to CGT Holdings’ shareholders.

If CGT Holdings raises additional funds through the sale of equity or convertible debt, the current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. CGT Holdings may have to issue securities that may have rights, preferences, and privileges senior to CGT Holdings’ Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

CGT Holdings is not likely to pay cash dividends in the foreseeable future.

CGT Holdings currently intends to retain any future earnings for use in the operation and expansion of the business of itself and its subsidiaries. Accordingly, CGT Holdings does not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should CGT Holdings determine to pay dividends in the future, its ability to do so will depend upon the receipt of dividends or other payments from its subsidiaries.

CGT Holdings is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.

CGT Holdings is a foreign private issuer within the meaning of the rules under the Exchange Act. As such, it is exempt from certain provisions applicable to United States domestic public companies. For example:

●	CGT Holdings is not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, CGT Holdings is permitted to comply solely with its home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	CGT Holdings is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	CGT Holdings is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	CGT Holdings is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	CGT Holdings is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

CGT Holdings will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, CGT Holdings intends to file reports on Form 6-K as a foreign private issuer. However, the information CGT Holdings is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we are subject to reduced disclosure requirements. Such reduced disclosure may make CGT Holdings’ Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find CGT Holdings’ Ordinary Shares less attractive as a result, there may be a less active trading market for CGT Holdings’ Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incurred significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of CGT Holdings’ initial public offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of CGT Holdings’ Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of the CGT Holdings’ most recently completed fiscal year, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of CGT Holdings’ initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

CGT Holdings is a “controlled company” under the Nasdaq Rules, and CGT Holdings, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect CGT Holdings’ public shareholders.

As of the date of this annual report, Mr. Shangzhao (Cizar) Hong, the chairman and chief executive officer of CGT Holdings, holds a majority of the voting power of CGT Holdings. Therefore, CGT Holdings qualifies as a “controlled company” under the Nasdaq Rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of CGT Holdings’ directors be independent, as defined in the Nasdaq Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. CGT Holdings may elect to rely on any of such exemptions so long as it remains a controlled company and during any transition period following the time when CGT Holdings is no longer a controlled company. Should CGT Holdings choose to do so, you would not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

If our financial condition deteriorates, we may not meet continued listing standards on Nasdaq.

Nasdaq requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on Nasdaq, CGT Holdings must meet the following criteria:

●	CGT Holdings’ shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of CGT Holdings’ publicly held Ordinary Shares must be at least $1,000,000;

●	The minimum bid price for CGT Holdings’ Ordinary Shares must be at least $1.00 per share;

●	CGT Holdings must have at least 300 shareholders;

●	CGT Holdings must have at least 500,000 publicly held shares; and

●	CGT Holdings must have at least 2 market makers.

If CGT Holdings’ Ordinary Shares are delisted from Nasdaq at some later date, CGT Holdings’ shareholders could find it difficult to sell CGT Holdings’ shares. In addition, if CGT Holdings’ Ordinary Shares are delisted from Nasdaq at some later date, we may apply to have CGT Holdings’ Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than Nasdaq. In addition, if CGT Holdings’ Ordinary Shares are not so listed or are delisted at some later date, CGT Holdings’ Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in CGT Holdings’ Ordinary Shares might decline. If CGT Holdings’ Ordinary Shares are not so listed or are delisted from Nasdaq at some later date or become subject to the penny stock regulations, it is likely that the price of CGT Holdings’ Ordinary Shares would decline and that CGT Holdings’ shareholders would find it difficult to sell their Ordinary Shares.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands, or the ES Law, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Law, we believe that our Company, Creative Global Technology Holdings Limited, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company, Creative Global Technology Holdings Limited, is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

Because our business is conducted in Hong Kong dollars and the price of CGT Holdings’ Ordinary Shares are quoted in United States Dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in USD. Changes in the exchange rate between the Hong Kong dollar and USD affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the U.S. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although CGT Holdings’ Ordinary Shares are denominated in USD, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the USD and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

ITEM 4-INFORMATION ON THE COMPANY

a.	History and Development of the Company

Creative Global Technology Holdings Limited is a Cayman Islands exempted company formed on January 11, 2023. In March 2023, the Group completed a reorganization of its corporate structure. CGT Holdings owns 100% equity interest in Creative Global Technology (BVI) Limited (“CGT BVI”), a BVI holding company formed on January 12, 2023. On March 9, 2023, CGT BVI became the 100% owner of CGTHK.

CGTHK, the operating entity conducting substantially all of our business operations, was founded under the laws of Hong Kong in 2016. Since its formation, CGTHK has been engaged in the business of sourcing pre-owned consumer electronic devices (mainly smartphones, tablets, and laptops) from suppliers in the U.S., Japan, and some other developed countries, pursuant to the orders placed by wholesalers that will sell these goods in Southeast Asia and other areas. Although CGTHK has been expanding into the retail and leasing of consumer electronic devices business since 2021, the traditional wholesale of pre-owned consumer electronic devices business still accounted for over 90% of CGTHK’s revenue for the fiscal year ended on September 30, 2024.

CGT Holdings’ Ordinary Shares are traded on Nasdaq under the same ticker symbol “CGTL,” Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 1001. Our principal executive offices are located at Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong. We can be reached by telephone at +852 2690 9121 and our websites are www.cgt-recycle.com and https://cgt-electronics.com. The Securities and Exchange Commission (SEC) maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

b.	Business Overview

OVERVIEW

We are engaged in the business of recycled consumer electronic devices. We aim to help make every minute of recycled consumer electronic devices’ lives count with our expertise in quickly connecting their demands and supplies, thereby facilitating the circular economy in the consumer electronic devices business and reducing waste.

We conduct our business through CGTHK, a Hong Kong-based company sourcing and reselling recycled consumer electronic devices, currently mostly smartphones, tablets, and laptops. CGTHK sources such pre-owned consumer electronic devices from developed economies such as the U.S. and Japan, where more affluent consumers can afford the latest models and consequently have a large number of such retired consumer electronic devices collected through trade-in plans offered by network carriers or stores. CGTHK will distribute such sourced pre-owned consumer electronic devices to consumers in Southeast Asia or Hong Kong, depending on the customers’ demands.

Currently, our business consists of the (1) wholesale, (2) retail, and (3) rental of pre-owned consumer electronic devices.

Wholesale of Pre-owned Consumer Electronic Devices

The pre-owned electronic devices wholesale business is the primary business of CGTHK. CGTHK generating revenue of US$35.5 million. US$50.2 million and US$27.6 million for the year ended September 30, 2024, 2023 and 2022 respectively.

CGTHK’s operates under a model providing capital liquidity and efficient inventory management. Wholesalers of consumer electronic devices in Southeast Asia and other areas first send their inquiries containing the number and specifications of the consumer electronic devices needed. Then CGTHK gets in touch with suppliers in the U.S., Japan, and some other developed countries. CGTHK will not enter into agreements with the clients or place orders with the suppliers unless it has secured sufficient goods meeting the requirements. As a result, CGTHK has been operating with a lean inventory.

CGTHK’s logistics arrangements and grading system facilitate the process. CGTHK uses air freight to ship most of its ordered pre-owned consumer electronic devices for time efficiency. The courier firms will ship the goods to CGTHK’s storage space in Hong Kong and clear customs. The ordered consumer electronic devices usually arrive within three to seven business days after the placement of an order, depending on the origination place, number, and types of the goods ordered. CGTHK inspects the consumer electronic devices upon their arrival and sorts them into five grades, each priced differently. After completion of the inspection and grading process, and the removal of any user data remaining on the devices, CGTHK will inform the clients to pick up the goods and have the clients arrange the shipment from CGTHK’s storage space by themselves. It usually takes one to three weeks, but not more than one month, between CGTHK’s receipt of a client’s inquiry and the ordered goods are ready for pick-up.

CGTHK has curated a solid client base and supplier network over the years. The suppliers are willing to prioritize orders placed by CGTHK because it offers competitive payment terms and rarely cancels orders. The stable supply of pre-owned consumer electronic devices helps CGTHK build a good reputation with its clients, which in turn helps CGTHK’s relationships with the suppliers. The synergy connecting upper and lower business streams is what distinguishes CGTHK from its competitors.

By efficiently bridging the demands and supplies of recycled consumer electronic devices, CGTHK maintains a high turnover rate of its inventory, which meaningfully reduces the idle time of the recycled consumer electronic devices, promote the circular economy in the consumer electronic devices business, and helps with CGTHK’s liquidity position.

Retail of Pre-owned Consumer Electronic Devices

In the fiscal year ended September 30, 2021, CGTHK launched its retail business, offering consumers in Hong Kong an access to recycled consumer electronic devices. CGTHK orders from suppliers for pre-owned electronics that it believes most popular based on its own database. CGTHK displays the available products on its website. Local consumers in Hong Kong will inquire and place orders online, and come to CGTHK’s storage space to inspect, pick up, and complete payment for the selected devices.

CGTHK’s retail business is still in the early stages. For the fiscal years ended September 30, 2024, 2023, and 2022 retail business generating revenue of US$62,875, US$73,452, and US$212,555, respectively. CGTHK plans to increase the number and expand types of devices offered in the upcoming years.

Rental of Pre-owned Consumer Electronic Devices

CGTHK launched its local device rental business in 2022 to cater the demands driven by the remote working trend caused by the COVID-19 pandemic and governmental measures taken in response to it.

With the supply chain built for the wholesale and retail business, CGTHK is able to source pre-owned consumer electronic devices for rent. Information about the consumer electronic devices available for rent is posted on CGTHK’s website. A rental client will contact CGTHK for the availability, specifications, and prices of the devices. If the client intends to proceed, it will come to CGTHK’s storage space to inspect, make payment and deposit for, and pick up the devices. Upon completion of the lease, the client is responsible for returning the leased devices. The deposit will be refunded upon CGTHK’s receipt and confirmation of the returned devices.

CGTHK’s consumer electronic device rental business is currently focused on the lease of laptop computers. Because of CGTHK’s relationship with suppliers of pre-owned consumer electronic devices and its inspection capabilities, CGTHK is able to obtain computers in good conditions at low prices, generating a profit margin. CGTHK’s electronic device rental business is still in the experimental stage, and CGTHK seeks to expand the rental business by providing rental of other devices.

Products – pre-owned consumer electronic devices

The recycled consumer electronic devices offered by CGTHK include smartphones (iPhone, Samsung), tablets (iPad, Samsung Tablet), laptops (MacBook), and other accessories (smartwatches, headphones, etc.). For the years ended September 30, 2024, 2023, and 2022, revenues generated from Apple products (iPhones, iPads, MacBooks, Apple Watches, etc.) accounted for over 98.9%, 99.5%, and 99.9% of our revenue, respectively. Below are charts listing the products CGTHK sold and the respective percentage of sales by value for each category of products for the fiscal years ended September 30, 2024 and 2023, respectively.

	Years ended September 30,
	2024	2023	2022
Smartphones	73.8%	81.8%	45.5%
Tablets	7.3%	7.3%	36.6%
Laptops and others (smartwatches and wireless headphones)	18.9%	10.9%	17.9%

Business Process

Below is an illustration of the business process of CGTHK.

Inspection and Testing

Recycled consumer electronic devices are of different models and conditions. End users will pay different prices for devices in different conditions. To reduce mismatches, CGTHK performs reliable inspection and testing upon the receipt of the ordered goods.

The process starts from the exteriors of a device — CGTHK’s employee will inspect the scratches on the body of the device, the screen condition, the functionality of buttons, and other signs of wear and tear. Then the inspector will use software to check the battery health, functionality of the speaker, the network module, and other modules.

Additionally, CGTHK will run software applications on the tested devices to find out whether it meets the requirements for daily functions.

CGTHK prides itself with the inspection and testing system. With over a dozen of items tested and inspected, the consumer electronic devices acquired by CGTHK can be sorted into respective grades and pricings with precision.

Grading

Tested devices are graded into five levels, from A, the highest, to F, the lowest, depending on their conditions. Devices graded A to C are ready for use. Grade D devices need some repairing or refurbishment before use. Grade F devices are those in need of major repairs or even beyond repair, but they are still of value after dissembling to take out useful parts or for resellers who can manage an efficient repairing process. A detailed description of each grade is listed below.

Grading	Status
Grade A+ (Like New), Grade A (Excellent)	Second-hand smartphones or tablets that do not have any sign of use, no scratches, cracks or scuffs to the screen or rear housing. Devices have been fully tested and have all functions.
Grade B (Good)	Second-hand smartphones or tablets that show some minor signs of use, including minor scratches to the screen and rear housing. Devices have been fully tested and have all functions.
Grade C (Fair)

Second-hand smartphones or tablets that show some signs of use, including some scratches and scuffs to the screen and casing. But they do not have cracks on the screen or rear housing.

Devices have been fully tested and have all functions.

Grade D	Devices need repair or refurbishment; not appropriate for sale directly to end users. Devices may require the replacement of certain parts, touch screens, or rear housing, etc.
Grade F	Devices are non-functional and require repair and refurbishment.

Pricing

The grade of recycled electronics is the benchmark of their prices. However, the price is further adjusted based on the self-developed database and self-developed algorithm. CGTHK tracks the market trend and historical transaction information and price these factors into each transaction. As a result, CGTHK is able to provide competitive offers and maintain a reasonable margin.

Suppliers

CGTHK has developed and maintained long-term relationships with over thirty (30) suppliers, spanning across the U.S., Japan, and European countries. The suppliers collect pre-owned consumer electronic devices from network carriers, companies, and individuals. Most of CGTHK’s suppliers are located in the United States, because many U.S. telecommunication suppliers offer lease contracts lasting from twelve (12) to eighteen (18) months, at the expiration of which the consumers will retire the old models and trade them in for the latest ones. As a result, CGTHK’s suppliers have a stable source of retired smartphones and other devices in relatively good condition. CGTHK supplements the supply from suppliers in Japan and European countries, which also have a stable supply of retired electronic devices through trade-in plans and other recycling programs from consumers. The prices of the pre-owned consumer electronics devices are not subject to any raw material volatility.

To ensure the suppliers can provide devices meeting high standards, CGTHK has developed a reference and background check mechanism and we make purchase order also considering the suppliers’ past track record. On the other hand, CGTHK can secure orders from the suppliers because it offers competitive prices, enabled by CGTHK’s healthy financial conditions. CGTHK also rarely cancels its orders because it only places orders after it first secures the client’s order. These factors help strengthen CGTHK’s relationship with the suppliers. As a result of the good relationships and the effective supply management system, CGTHK has been able to maintain a stable supply of recycled consumer electronic devices since 2016.

For the fiscal years ended September 30, 2024, 2023, and 2022, the purchases from the top five suppliers accounted for 83.7%, 80.2% and 81.2% of the total purchases, respectively.

Customers

Wholesale customer

CGTHK currently derives most of its revenues from consumer electronic devices wholesalers. Such wholesalers purchase recycled consumer electronic devices from CGTHK and then resell them in Southeast Asia and other areas. For the years ended September 30, 2024, 2023 and 2022, sales to the wholesale clients accounted for 99.8%, 99.8%, and 99.2% of CGTHK’s total revenue, respectively. For the years ended September 30, 2024, 2023, and 2022, CGTHK’s largest clients accounted for 43.4% 11.4%, and 23.4% of total revenue, respectively, while the five major clients represented 84.5%, 41.8%,% and 75.6% of total revenue, respectively.

Retail consumers

In addition to the wholesale clients, CGTHK has started its retail business section facing individual consumers since 2021. For the fiscal years ended September 30, 2024, 2023, and 2022, the retail sales accounted for 0.2%, 0.2% and 0.8% of CGTHK’s total revenue, respectively.

Rental customers

For the fiscal years ended September 30, 2024, 2023, and 2022, rental revenues accounted for 0%, 0%, and 0% of CGTHK’s total revenue, respectively.

Client acquisition and marketing channels

CGTHK built a solid client base from years of experience in the industry. The existing clients generate new referrals because of the well-maintained business relationship with and the good reputation of CGTHK. In addition, CGTHK also closely monitors the purchase trends of the clients and regularly communicate with key clients to learn their new needs and update them with new industry information. The management team also rapidly adapts the marketing and sourcing strategies based on the communications with the clients. Our marketing channels include creating and implementing ad campaigns, and word of mouth. The ad campaigns are typically employed in different social media platforms, including Facebook, Instagram, and LinkedIn. The ad campaigns are used as a marketing channel targeting retail customers. For wholesale customers, our marketing channel is the word of mouth. The existing customers generally recommend our products to others when they receive our good quality products and services.

Competitive Strengths

Proven sourcing and supply network

CGTHK has been effectively curating its supplier network with competitive payment terms and stable demands. The network has grown to cover diverse suppliers in major economies including the United States and Japan, enabling CGTHK to source sufficient recycled devices to meet the clients’ demands while not relying on a concentrated base of suppliers. The good relationship has also allowed CGTHK to acquire most of the recycled devices through privately negotiated deals instead of public auctions. Thus, CGTHK has been able to keep the costs at a reasonable level.

One-stop wholesale solution

Downstream re-sellers need various types of electronic devices for different purposes — resale without further work, resale after refurbishment, or dissemble for spare parts. As a result, resellers spend lots of time and effort to acquire the devices meeting all their needs. In contrast to most of its peer wholesalers, CGTHK offers a one-stop wholesale solution that can locate and deliver most of the requested devices of various makes, models, and conditions in one batch, thanks to its supply network. Such one-stop solution provides CGTHK with a special edge over its competitors.

Fast response

CGTHK responds fast to its clients’ needs. The fast response is enabled by CGTHK’s streamlined process handling orders and sourcing supplies. CGTHK also uses air freight courier services to ship the goods. These measures help reduce any waste of the remaining useful time left for the recycled consumer electronic devices — better satisfying the clients and putting the recycled devices back into use faster, which reduces waste thereby.

Established client base

CGTHK has been delivering quality products and services to its clients for several years. As a result, the client base has been solid and growing. Additionally, CGTHK seeks the growth of clients in a strategic manner — key clients are developed in different areas or types of devices. The strategic management of client differentiation allowed CGTHK not to rely on an overly concentrated client base and cover more markets without undue overlapping.

Pricing database and algorithm

CGTHK has developed a database and algorithm for pricing strategies in sales and purchase. By taking into account factors including the current market price of similar products, historical transaction prices of similar products, size of the order, specifications of the products, the grading of the products, and the quantity of the products, CGTHK is able to set prices in a flexible way to balance demands and profitability.

Testing process and grading system

A testing process and grading system is CGTHK’s answer to the “market for lemons” problem. CGTHK developed an inspection and testing process covering over a dozen items with the help of testing software. After the inspection and testing, the conditions of the recycled devices will be precisely identified. Thereafter, the devices will be assigned to the five grades depending on the result. The grading will serve as the benchmark for the device’s price. The grading system has been well accepted by CGTHK’s clients, helping reduce frictions in communication and pricing.

Experienced and dedicated management team

CGTHK has an experienced and dedicated management team. CGTHK’s CEO, Mr. Shangzhao (Cizar) Hong, has over 15 years in the recycled consumer electronic devices industry. Under Mr. Hong’s leadership, the management team has maintained good relationships with key suppliers and clients in the industry.

Economy of scale

As a well-established business in the recycled consumer electronic devices industry, CGTHK benefits from its economy of scale. With large amounts of purchase and sale, CGTHK can secure preferable prices and payment terms. Additionally, CGTHK is able to further invest in its infrastructures and spread such costs on future operations. Such investment can provide CGTHK with further competitive advantages.

Strategic location

CGTHK, our operating entity, is located in Hong Kong. Hong Kong is one of the busiest ports and enjoys the advantage of duty-free status, making it a major hub for the global recycled electronic devices industry. Located in Hong Kong, CGTHK can conveniently receive recycled electronic devices from, and have them dispatched to, most of the regions in the world.

Business Plan

CGTHK is in the early stages of development and keeps exploring new business opportunities that achieve profitability and ESG goals at the same time.

Organically expand the wholesale business and develop a wholesale auction market

CGTHK plans to further expand its wholesale client base in recycled consumer electronic devices. CGTHK has upgraded its websites www.cgt-recycle.com and https://cgt-electronics.com to facilitate sales of products through auctions on a regular basis. The auction market is expected to supplement CGTHK’s traditional business model of individual negotiations and attract potential clients. We expect the price achieved through the auction process to help CGTHK get better knowledge of the prevailing market trend and feed CGTHK’s database and pricing algorithm.

Expand the retail business through marketing efforts and a trade-in or disposal plan

CGTHK plans to expand its retail business by increasing its online and offline marketing efforts within the next 12 months. This expansion is expected to cost approximately US$1-2 million. CGTHK expects to build its brand recognition and increase its online exposure by investing in social media advertisement. CGTHK also seeks locations in Hong Kong to open retail stores to grant easier access to consumers. Additionally, CGTHK intends to develop a recycle/trade-in program of its own to enlarge its customer base and make it recurring. Under the trade-in plan, customers will be able to sell or trade in their devices for cash or credit that can be used for the next purchase at CGTHK. Though such retired devices will be of no use to an end consumer, CGTHK can make use of them by dissembling and sparing the parts in an environmentally friendly way, or find from CGTHK’s client base companies that can make use of them. Under this plan, CGTHK hopes to further promote the circular economy in the consumer electronic devices business and increase user stickiness.

Develop the consumer electronic device rental business

CGTHK’s current consumer electronic device rental business focuses on MacBooks. Based on the success, CGTHK plans to provide additional types of devices for rental, including smartphones, tablets, and PC laptops. CGTHK will also form a rental business unit consisting of sales, customer service, and technical support personnel to better carry out the business.

Diversify the product portfolio

CGTHK built a solid business model of recycling and reselling cell phones, laptops, and other accessories. With the experience and capital gained over the years, CGTHK plans to further diversify its product portfolio by participating in handheld game console recycling, unmanned aerial vehicle (UAV) recycling, and digital camera and lens recycling.

Expand into strategic overseas markets

The Company expects the recycled consumer electronic devices market to experience robust growth in Southeast Asia in the next 24 months. The estimated costs of this expansion will be around US$1-3 million. To shorten the supply chain and better interact with the clients located in these strategic markets, CGTHK intends to set up offices in Malaysia, Thailand and Vietnam in the next five years. CGTHK expects this strategic move to help increase its revenues and market presence.

Build a repair and refurbishment factory

To meet increasing demands and make better use of the acquired pre-owned electronic devices, CGTHK plans to build a repair and refurbishment factory with upgraded capacity and better equipment in the next 24 months. The cost estimate will be around US$1-2 million. Such a factory will enable CGTHK to pursue opportunities in monetizing spare parts from retired devices and provide additional services to its customers. CGTHK is also evaluating the environmental and regulatory implications to make this plan environmentally and socially responsible.

Enhance the business infrastructures

To better prepare for its future growth, CGTHK plans to upgrade its business infrastructures, including the inventory management and information system. CGTHK expects to lease additional space to store more recycled consumer electronic devices. As a result, it plans to upgrade its inventory management system to manage the growth. Additionally, CGTHK plans to develop a proprietary device testing software and a data removal software to further streamline the testing and grading system. With the updated infrastructures, CGTHK expects to increase the efficiency and data security in its operations.

Recruit additional employees

CGTHK plans to employ additional personnel to meet its growth needs. The hiring plan includes the recruitment of marketing staff to build the brand recognition, the sales staff to meet the increased wholesale and retail demands, as well as a financial and accounting team to strengthen the financial control system.

ESG and Compliance

We are committed to the pursuit of sustainable business development. By recycling and prolonging the use life of electronic goods, CGT helps reduce the waste and pollution to the environment caused by the production of electronic goods. For example, according to Apple Inc.’s Product Environmental Report for iPhone 13 Pro, an iPhone 13 Pro generates 69 kg carbon emissions in its life cycle, 84% of which are generated in its production stage. Therefore, by extending the life of consumer electronic devices, such as an iPhone, fewer devices will be produced, thereby reducing the carbon emissions from the production stage and spreading the emissions over a longer period of time.

Additionally, CGTHK has implemented ESG policies and procedures to facilitate ESG goals. Furthermore, CGTHK follows and has been certified by the following standards to conduct its business operations in order to run an environmentally friendly and safe business.

●	R2

R2 stands for Responsible Recycling and is a standard specifically created for the electronics recycling industry by Sustainable Electronics Recycling International (SERI). SERI is the housing body and ANSI-accredited Standards Development Organization for the R2 Standard: Responsible Recycling Practices for Use in Accredited Certifications Programs.

●	ISO 14001

ISO 14001 sets out the criteria for an environmental management system and can be certified to. It maps out a framework that a company or organization can follow to set up an effective environmental management system.

●	ISO 45001

ISO 45001 is an occupational health and safety management system that seeks to improve working conditions continuously by complying with the laws and regulations to ensure good practices.

Radio Dealers License (unrestricted)

CGTHK has obtained the Radio Dealers License (Unrestricted), the document required to conduct the trade or business in apparatus or material for radio-communications or any components part thereof, including the performing of repairs and refurbishment, and the import and export of radio-communications transmitting apparatus. The current term of the License will expire on April 30, 2025. CGTHK will comply with the requirements and keep the license valid.

Competition

The recycled consumer electronic wholesale industry in Hong Kong is competitive and relatively fragmented, with approximately 1,000 wholesalers engaged in sourcing, grading, refurbishing and resale of pre-owned consumer electronic devices. The major competitors of CGTHK include the following:

●	Guang Yi Co. Ltd., founded in 2020, is primarily engaged in the international wholesaling and trading of cellphones and other consumer electronic devices in various grades, including brand new, nearly new, and average grading. Suppliers of Guang Yi Co. Ltd. include telecommunication companies and over 100 other vendors. In addition, the Guang Yi Co. Ltd. has built a global buy-back network to recycle pre-owned cellphones through a B2C channel.

●	Brightway Trading Co., established in 2013, is focusing on the submarket of cell phones returned by customers. Brightway Trading Co. sources cellphones of all conditions from Europe, the U.K., the U.S.

●	CommNet Telecom Limited, a Hong Kong based consumer electronic devices recycling firm that started its business in 2004, specializes in the import and export of brand new and used cell phones. The majority of CommNet Telecom Limited’s suppliers are located in the U.S. and the U.K.

Insurance

CGTHK keeps insurance policies in accordance with its business needs. The policies currently in place include those covering the lease of property, business interruption, personal accidents, and employees’ compensation insurance. The policies are renewed annually at a market annual rate of HK$12,007 (approximately US$1,530).

SEASONALITY

We experience a moderate level of seasonality in our business primarily as a result of new product launches by consumer electronic devices manufacturers and promotional campaigns by e-commerce platforms in Hong Kong. In addition, new product launches by major cell phone brands such as Apple each year also boost our customer traffic and purchase orders. All of these activities can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild since we are in cooperation with multiple consumer electronic devices manufacturers which historically had product launches generally throughout a year. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of CGT Holdings’ Ordinary Shares may fluctuate from time to time due to seasonality.

Legal Proceedings

Other than disclosed below, none of CGT Holdings or its subsidiaries is currently a party to any material legal or administrative proceedings.

Alexander Capital L.P. (“ACLP”) asserted a claim of $105,000 for its expenses relating to CGT Holdings’ initial public offering. We have been communicating with ACLP on the claim but have not reached an agreement as of the date of this report.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

Hong Kong Regulations

As we conduct business in Hong Kong through our wholly-owned subsidiary, CGTHK, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”)

As we carry on businesses in Hong Kong, we are subject to the BRO, which requires every person (a company or an individual) carrying on a business in Hong Kong to register with the Inland Revenue Department and obtain a business registration certificate within one month of the commencement of the business. Business registration is a process based on application and does not involve government approval. Once the requisite criteria are met, a business registration certificate will be granted. Business registration serves to notify the Inland Revenue Department of the establishment of a business in Hong Kong and facilitate the collection of tax from businesses in Hong Kong.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”)

The IRO is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. The standard profits tax rate for corporations is at 16.5%. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation. As our Group carries out business in Hong Kong, we are subject to the profits tax regime under the IRO.

As we may carry on business through subsidiaries in Hong Kong and other jurisdictions, the provisions relating to transfer pricing for intra-group transactions in the IRO may apply to us. The IRO contains provisions which require the adoption of the arm’s length principle for pricing in related party transactions. Section 20A of the IRO gives the Inland Revenue Department (the “IRD”) wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by the Hong Kong resident under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and challenging the entire arrangement under general anti-avoidance provisions, such as sections 61 and 61A of the IRO.

Hong Kong Laws and Regulations Relating to Trade Descriptions

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “TDO”), which came into full effect in Hong Kong on April 1, 1981, aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment. It is also an offence for any person to have in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied. To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offence. What constitutes a material degree will vary with the facts.

Contravention of the prohibitions in the TDO is an offence, with a maximum penalty of up to HK$500,000 and five years’ imprisonment. However, the TDO also provides regulators with the ability to accept (and publish) written undertakings from businesses and individuals not to continue, repeat or engage in unfair trade practices in return of which regulator will not commence or continue investigations or proceedings relating to that matter. Regulators will also be empowered to seek an injunction against businesses and persons engaging in unfair trade practices or who have breached an undertaking.

Hong Kong Laws and Regulations Relating to Sale of Goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample. Where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defect, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample. Under SOGO, where any right, duty or liability would arise under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by usage if the usage is such as to bind both parties to the contract.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (the “SSO”)

The SSO, which aims to consolidate and amend the laws with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire), provides that: (a) where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and (b) where the supplier is acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. As against a party to a contract for the supply of a service who deals as consumer, the other party cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SSO. Except as provided in the SSO, where a right, duty or liability would arise under a contract for the supply of a service by virtue of the SSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) (the ‘‘TO’’)

Under the TO, a license, namely Radio Dealers License (Unrestricted), is required for dealing in the course of trade or business in apparatus or material for radio communications or in any component part of any such apparatus or in apparatus of any kind that generates and emits radio waves whether or not the apparatus is intended, or capable of being used, for radio communications. However, the above requirement does not apply to licensed exempted radio communications apparatus (e.g., mobile phones, short-range walkie-talkies, cordless phones) meeting prescribed specifications. Under the Radio Dealers License (Unrestricted), the licensee is permitted to deal in radio communications apparatus pursuant to section 9 of the TO. A Radio Dealers License (Unrestricted) is generally valid for a period of 12 months, and is renewable on payment of the prescribed fee, at the discretion of Office of the Communications Authority (“OFCA”).

We are licensees of the Radio Dealers Licenses (Unrestricted). The material licensing conditions are: (a) to store the licensed apparatus at a specified address, (b) to display the license at the licensed premises, (c) to keep and maintain complete and accurate registers for the last twelve months, of the licensed apparatus and of the licensee’s dealings and transactions therewith, except those apparatus which have been exempted, (d) not to deal locally in radio apparatus which is not of a type approved by the Communications Authority or not licensable in Hong Kong; and to only deliver radio apparatus to a customer if (i) they have been exempted by statute, (ii) the customer is not a tourist and is licensed to possess or use the apparatus, or (iii) the customer is a tourist who intends to export the apparatus after purchase.

Radio Dealers Licenses have different dates of grant and are valid for a period of 12 months. CGTHK’s radio dealers license will expire on April 30, 2025, and will be renewed upon expiry (subject to the discretion of OFCA). We will renew the Radio Dealers Licenses in accordance with the Telecommunications Regulations (Chapter 106A of the Laws of Hong Kong) by paying the required renewal fee to OFCA. We are not aware of any legal impediment to renew the Radio Dealers Licenses subject to the conditions below: (I) We have to pay to OFCA the required renewal fee as may from time to time be determined and required by OFCA on or before the respective date of expiry of the Radio Dealers Licenses; and (II) We have to comply with the “General Conditions to be observed by Licensee of Radio Dealers License (Unrestricted)” and the “Conditions” set out in the Radio Dealers Licenses.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (the “CGSO”) and Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong) (the “CGSR”)

The CGSO is enacted to impose a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe. Electrical products and any other goods the safety of which is controlled by specific legislation are not covered by the CGSO.

The CGSO prohibits a person from supplying, manufacturing, or importing into Hong Kong consumer goods unless the consumer goods comply with the general safety requirement or an approved standard for consumer goods. Currently there is no approved standard which has been approved in any regulation to the CGSO. Contravention with the above requirement is an offence and the offender is liable on first conviction to a fine at HK$100,000 and to imprisonment for one year, and on subsequent conviction to a fine of HK$500,000 and to imprisonment for two years.

It is a defense to the above offence if the commission of the offence was due to (a) the act or default of another person or reliance on information given by another, and (b) that it was reasonable in all the circumstances for him to have relied on the information, having regard in particular (i) to the steps which he took, and those which might reasonably have been taken, for the purpose of verifying the information; and (ii) to whether he had any reason to disbelieve the information. A court may take into consideration the existence of a certificate from an approved laboratory showing that the samples of consumer goods which are the subject of the prosecution had been tested before being sold and had complied with the safety standard or safety specification set out in the certificate.

The CGSR requires any warning or caution affixed on any consumer goods or their packages to be in both the English and the Chinese languages. The warning or caution shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package. Any person who supplies consumer goods which do not comply with the above requirements commits an offence and is liable (a) on first conviction to a fine at HK$100,000 and to imprisonment for one year; and (b) on subsequent conviction to a fine of HK$500,000 and to imprisonment for two years.

Electricity Ordinance (Chapter 406 of the Laws of Hong Kong) (the “EO”) and Electrical Products (Safety) Regulation (Chapter 406G of the Laws of Hong Kong) (the “EPSR”)

The EO was enacted, amongst others, to provide safety requirements for electrical products. It defines “electrical product” to mean any current-using equipment, lighting fitting or accessory, that uses low voltage or high voltage electricity. The EO empowers the Chief Executive in Council to make regulations for the general purpose of the EO.

The EPSR applies to an electrical product which is designed for household use and supplied in Hong Kong. It does not apply, amongst other exceptions, to an electrical product which is a travel adaptor, or supplied in a place other than Hong Kong under a sale agreement entered into in Hong Kong.

The EPSR provides for the safety requirements for different electrical products, and prohibits any person from supplying an electrical product without a certificate of safety compliance being issued in respect of the product and the product complies with the applicable safety requirements. Any person who supplies an electrical product which fails to comply with the applicable safety requirements commits and offence and is liable on first conviction to a fine at HK$100,000 and to imprisonment for one year, and on subsequent conviction to a fine of HK$500,000 and to imprisonment for two years, unless he shows that he took all reasonable steps and exercised all due diligence to avoid committing the offence.

It is a defense to the above offence if the commission of the offence was due to (a) the act or default of another person or reliance on information given by another, and (b) that it was reasonable in all the circumstances for him to have relied on the information, having regard in particular (i) to the steps which he took, and those which might reasonably have been taken, for the purpose of verifying the information; and (ii) to whether he had any reason to disbelieve the information.

Tortious Liabilities under Common Law

The common law provides for different duties of care a wholesaler or retailer needs to exercise in respect of their customers. Generally, a wholesaler must take reasonable steps to check the safety of what he distributes. For products which cannot practically be examined in his hands, his duty is then limited to taking reasonable steps to deal with reputable suppliers. A retailer may be liable in tort, if it sells goods it has reason to know may be defective, or if it disregards instructions issued by manufacturers or distributors, or if it sells goods with reason to know they are likely to be used to harm others, at least where it does not make it clear to the buyer.

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (the “CECO”)

The CECO regulates and limits the scope of clauses intending to limit or restrict a party’s liability in relation to breach of contract, negligence or other breach of duty. The CECO provides that as against a person who deals as a consumer (such as the retail customers of our Group), our Group cannot by reference to any contract term exclude or restrict liability of breach of obligations arising under sections 14 to 17 of the SOGO (i.e., implied undertakings as to title, conformity with description, merchantable quality, reasonable fitness for purpose and conformity with sample). As against a person who does not deal as a customer, our Group may exclude or restrict its liability if the exclusion or restriction is reasonable.

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “I&EO”), Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) (the “I&EGR”), and Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “I&ERR”)

The I&EO regulates and controls, inter alia, the import of articles into and the export of articles from Hong Kong. Except under and in accordance with a license, import and export of the articles listed in Schedules 1 and 2 (respectively) of the I&EGR are prohibited. Our Group does not import or export any such prohibited articles. Any person who imports and exports any prohibited article without a license commits an offence and is liable on summary conviction to a fine of HK$500,000 and to imprisonment for two years.

The I&ERR requires, inter alia, every person who imports or exports any article other than an exempted article to lodge with the Commissioner of Customs and Excise an accurate and complete import declaration within 14 days relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner may specify. Articles exempted from the declaration requirement include, amongst others, (i) any postal packet the contents of which are valued at less than HK$4,000, (ii) any article consisting solely of and marked clearly as a sample of a product intended to be distributed free of charge for the purpose of advertising the product, and (iii) any article consisting solely of and marked clearly as a sample, valued at less than HK$1,000, of a product intended to be used for advertising the product. Any person who fails or neglects, without reasonable excuse, to file the declaration using services provided by a specified body within 14 days, or, where he has such excuse, fails or neglects to lodge such declaration in such manner as soon as is practicable after the cessation of such excuse, commits an offence and is liable on summary conviction to a fine at HK$2,000 and, commencing on the day following the date of conviction, to a fine of HK$100 in respect of every day during which his failure or neglect to lodge the declaration in that manner continues.

In addition to any fines imposed, a penalty would also be payable for late declaration in accordance with a prescribed scale. Different penalties are prescribed depending on whether the declaration is lodged 14 days, one month plus 14 days, or two months plus 14 days after the articles specified in the declaration have been imported or exported.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (the “OPO”)

The OPO regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Hong Kong Laws and Regulations Relating to Intellectual Properties Rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trademark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trademark. However, pursuant to section 20 of the TMO, a registered trade mark is not infringed by the use of trade mark in relation to goods which have been put on the market anywhere in the world under that trade mark by the owner or with his consent (whether express or implied or conditional or unconditional), unless the condition of the goods has been changed or impaired after they have been put on the market, and the use of the registered trade mark in relation to those goods is detrimental to the distinctive character or repute of the trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong), which came into full effect in Hong Kong on June 27, 1997 provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment) Ordinance 2016, which came into full effect in Hong Kong on December 19, 2019 provide a new framework for a new patent system — an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“CO”), which came into full effect in Hong Kong on June 27, 1997 provides comprehensive protection for recognized categories of underlying works such as literary, dramatic, musical and artistic works. The CO restricts unauthorized acts such as copying and/or making available copies to the public of a copy right work. The CO provides that a person commits an offence if he, without the license of the copyright owner of a copyright work imports an infringing copy of the work into Hong Kong, at any time within 15 months beginning on the first day of publication of the work in Hong Kong or elsewhere, otherwise than for his private and domestic use.

Hong Kong Laws and Regulations Relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations Relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO, irrespective of their hours of work, are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays. According to the Employment Ordinance, an employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to a fine of HK$350,000 and imprisonment for three years. Employees who are employed under a continuous contract are further entitled to such benefits as rest days, paid annual leave, sickness allowance, severance payment and long service payment, etc.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. Section 7A of the MPFSO requires an employer who is employing a relevant employee to, for each contribution period occurring after that commencement (i) from the employer’s own funds, contribute to the relevant registered scheme the amount determined in accordance with MPFSO; and (ii) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with MPFSO. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to the minimum and maximum relevant income levels. For monthly-paid employees, the minimum and maximum relevant income levels are HK$7,100 and HK$30,000 respectively. An employer who fails to comply with such a requirement may face a fine and imprisonment.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries or death at work in respect of all of their employees. Under the ECO, if an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2023, the statutory minimum wage rate was increased from HK$37 to HK$40 per hour. Failure to comply with MWO constitutes an offence under EO.

Pursuant to Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”), employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable on conviction to a maximum fine of HK$10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a maximum fine of HK$10,000,000 and to imprisonment for up to two (2) years.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the U.S., the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data. We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our websites at www.cgt-electronics.com and https://cgt-recycle.com.

British Virgin Islands Laws and Regulations Relating to Foreign Exchange Control

Under the laws of the British Virgin Islands, a BVI business company is free to acquire, hold and sell foreign currency and securities without restriction. There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law that would prevent the BVI business company from paying dividends to shareholders in US$ or any other currencies, and all such dividends may be freely transferred out of the British Virgin Islands, clear of any income or other tax of the British Virgin Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the British Virgin Islands.

United States laws and regulations relating to export control and international trade

United States Export Regulation

Consumer electronic devices are classified as EAR 99, relatively unrestricted by the DOC. Accordingly, our business of pre-owned consumer electronics purchase and resale will be regulated under export administration regulations and subject to export bans established by DOC to a limited set of restricted countries. We believe we are not required to obtain licenses for our business. However, dependent upon changes enforced in export regulations, in the future, we could be controlled, similar to other self-defense device manufacturers, as a “crime control” product by the DOC, for export directly from the United States. Our inability to obtain DOC export licenses, if required, for sales of our device to international customers could significantly and adversely affect our business. The need to obtain these licenses may cause a delay in our shipments if we develop an international sales program.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants, and Equipment

Facilities

CGTHK is based in Hong Kong. As of the date of this annual report, we do not own any real estate. CGTHK currently leases Unit 2, 10/F, and Unit 3, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong as its office and storage space, aggregating 3,177 sq.ft. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Intellectual Property

CGTHK regards its trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to its success, and relies on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect its proprietary rights. The Group has no registered intellectual property or domain name except for the trade mark registered with the Hong Kong Intellectual Property Department on June 23, 2023, and the domain names https://cgt-electronics.com and https://cgt-recycle.com. An application for registration of trade mark was filed with the U.S. Patent and Trademark Office on July 12, 2023.

ITEM 4A-UNRESOLVED STAFF COMMENTS

None.

ITEM 5-OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements for the periods specified and their related notes included in this annual report on Form 20-F.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

a.	Operating Results

Overview

We conduct substantially all of our business operations through CGTHK, a Hong Kong Company founded in 2016. Since its formation, CGTHK has been engaged in the business of sourcing pre-owned consumer electronic devices (mainly smartphones, tablets, and laptops) from suppliers in the U.S., Japan, and some other developed countries, pursuant to the orders placed by wholesalers that will sell these goods in Southeast Asia and other areas. Our revenue for the fiscal years ended September 30, 2024, 2023 and 2022 was US$35,611,761, US$50,278,937, and US$27,859,228 respectively.

We generate most of our revenue from the recycled consumer electronic devices wholesale business, which accounted for 99.8%, 99.8% and 99.2% of our total revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. We diversified our business operations by launching our retail business in December 2021. Our retail business on our consumer electronic device and rental business accounted for 0.2% and 0% respectively of our total revenue for the year ended September 30, 2024 whereas the same are 0.2% and 0%, 0.8% and 0% respectively of our total revenue for the year ended September 30, 2023 and 2022.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our relationships with major customers

Our future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the years ended September 30, 2024, 2023 and 2022, the total sales to our five largest customers accounted for 84.5%, 41.8% and 75.6% of our total revenue, respectively, and the total sales to our largest customer accounted for approximately 43.4%, 11.4% and 23.4% of our total revenue, respectively. There is no assurance that our five largest customers will continue to be satisfied with our services and products, or will continue to be our customer and we may not be able to diversify our customer base or otherwise locate new customers to engage us at comparable rates and terms, or at all. Any material deteriorations in our relationships with any of our five largest customers may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in the procurement prices of pre-owned electronic devices

Certain pre-owned electronic devices are subject to price volatility caused by external conditions, including commodity price fluctuations and changes in governmental policies. Generally, we do not enter into long-term supply contracts with our suppliers or commit any minimum quantities to our external suppliers. Accordingly, any material fluctuations in the procurement prices of pre-owned electronic devices may have a material effect on the cost of sales of our Group. There is no assurance that future price increase in pre-owned electronic devices or changes in the supply of pre-owned electronic devices will not materially and adversely affect our operating results and performance.

Supply chain

Approximately 74.83% of CGTHK’s purchase orders are fulfilled by airfreight. Additionally, CGTHK’s customers rely on a stable supply chain to transport and distribute the devices purchased from CGTHK. Therefore, our business and outcome of operations significantly depend on the stability of the global supply chain.

Since 2022, the global supply chain also suffered from the Russian invasion of Ukraine and other geopolitical tensions. But the flights on which CGTHK’s purchase orders directly rely were not significantly affected. Therefore, we have been able to manage our transportation costs and our supply chain.

We will closely monitor the changes in the global supply chain and take timely measures to address the problems.

Pricing of our products

Price of our pre-owned electronic devices is determined on a cost-plus basis according to market sentiment, distribution expenses and our intended profit margins. In general, we are able to pass on the increase in our costs of sales to our customers.

Market competition

We face competition from a number of other suppliers in Hong Kong. Should these competitors possess sources of supply, expertise, and sales and marketing capabilities comparable to or better than ours, we might not be able to maintain our competitive edges, and the business operations and profitability of us might be adversely affected.

The majority of our current revenues is generated from Apple products. Though Apple sells their own products through the “Certified Refurbished” program, we do not compete directly with Apple in selling pre-owned Apple products. First, Apple’s “Certified Refurbished” program targets retail consumers while we currently target wholesale customers in most cases. Second, Apple’s “Certified Refurbished” program seems to sell a very limited option of models of Apple products based on the information from Apple’s website. As of December 31, 2024, Apple’s US online shop (https://www.apple.com/shop/refurbished/iphone) only sells iPhone 13 and 14 series refurbished mobile phones. We typically offer a wide range of models to the customers. For example, the models of pre-owned iPhone we sell range from iPhone 3GS to iPhone 15 Pro Max.

Key Operating Metrics

We evaluate the number of devices transacted and GP% as key metrics affecting our results of operations.

Number of consumer products transacted

Our number of consumer products transacted calculates the number of consumer products distributed to customers. We track the number of products transacted to measure our sourcing capabilities and our ability to distribute pre-owned consumer products. Our number of products transacted was 164,217, 257,274 and 197,963 for the years ended September 30, 2024, 2023 and 2022 respectively

Gross profit margin

Our gross profit relies on our gross profit margin for each product sold. We track the gross profit margin for each product transacted to measure our profitability. We set our gross profit margin target for each product to be higher than 10%. Our gross profit margin was 17.8%, 9.9% and 16.3% for the years ended September 30, 2024, 2023 and 2022 respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2024, 2023 and 2022 respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

For the years ended September 30, 2024, 2023 and 2022

	2024	2023	2022
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$35,611,761	$50,278,937	$27,859,228
Cost of goods sold	(29,275,274)	(45,309,410)	(23,409,736)
Gross profit	6,336,487	4,969,527	4,449,492
Selling and marketing expenses	(32,738)	(34,132)	(39,615)
General and administrative expenses	(1,118,217)	(1,141,069)	(368,199)
Income from operations	5,185,532	3,794,326	4,041,678
Total other income, net	118	40,810	7,617
Income before provision for income taxes	5,185,650	3,835,136	4,049,295
Provision for income taxes	(903,282)	(679,815)	(642,497)
Net income	4,282,368	$3,155,321	$3,406,798

Revenues

(i)	Revenue by sales category

	2024		2023		2022
Wholesales of pre-owned consumer electronic devices	$35,548,886	99.8%	$50,199,955	99.8%	$27,646,484	99.2%
Retail sales of pre-owned consumer electronic devices	62,875	0.2%	73,452	0.2%	212,555	0.8%
Device rental	—	—%	5,530	*—%	189	*—%

*	Less than 0.1%

(ii)	Revenue by product category

	2024		2023		2022
Smartphones	26,291,823	73.8%	$41,104,583	81.8%	$12,682,287	45.5%
Tablets	2,588,041	7.3%	3,648,756	7.3%	10,198,626	36.6%
Laptops and others	6,731,897	18.9%	5,525,598	10.9%	4,978,315	17.9%
Total	$35,611,761	100%	$50,278,937	100.0%	$27,859,228	100.0%

For the years ended September 30, 2024 and 2023, total revenue was US$35.6 million and US$50.3 million. The decrease was mainly due to the (i) decrease in wholesale revenue from US$50.2 million in year ended September 30, 2023 to US$35.5 million in year ended September 30, 2024. During the year ended September 30, 2024, the Company established its market share and intentionally select higher margin orders, this resulted in decreased revenue but increased its gross profit with higher profit margin over its products. All revenues were generated from Hong Kong.

For the years ended September 30, 2023 and 2022, total revenue was US$50.3 million and US$27.9 million. The increase was mainly due to the (i) increase in wholesale revenue from US$27.6 million in year ended September 30, 2022 to US$50.2 million in year ended September 30, 2023; and offset by a decrease in retail sales revenue from US$0.2 million in year ended September 30, 2022 to US$0.07 million in year ended September 30, 2023. The increase in wholesales revenue is mainly due to the Company’s efforts to capture market share whereas the decrease in retail sales revenue is mainly due to the new phones release and caused the pre-owned device’s price-performance ratio not so attractive in the retail market. All revenues were generated from Hong Kong.

Smartphones

For the years ended September 30, 2024 and 2023, revenue generated from smartphones accounted for 73.8% and 81.8% of our total revenue respectively. The decrease was mainly due to the decrease in number of units sold from 149,032 to 67,448 resulted from our strategy to intentionally select higher margin orders, this resulted in decreased revenue but maintain its gross profit with higher profit margin over its products. This resulted in increased our average unit cost of sales from US$248 to US$319, and increased the average unit selling price from US$272 to US$390 in the years ended September 30, 2023 and 2024 respectively.

For the years ended September 30, 2023 and 2022, revenue generated from smartphones accounted for 81.8% and 45.5% of our total revenue respectively. The increase was mainly due to the increase in number of units sold from 48,393 to 149,032 resulted from our strategy to capture larger market share by lowering our profit margin. This resulted in increased our average unit cost of sales from US$218 to US$248, and increased the average unit selling price from US$262 to US$272 in the years ended September 30, 2022 and 2023 respectively.

Tablets

For the years ended September 30, 2024 and 2023, revenue generated from tablets accounted for approximately 7.3% and 7.3% of our total revenue respectively. The number of units sold decreased from 44,603 to 31,066 resulted from the decreased market demand and new release of tablets. The average unit cost of sales lowered from $74 to $71, but at the same time the company are able to increase the average unit selling price from US$82 to US$83, for the years ended September 30, 2023 and 2024 respectively.

For the years ended September 30, 2023 and 2022, revenue generated from tablets accounted for approximately 7.3% and 36.6% of our total revenue respectively. The number of units sold decreased from 101,014 to 44,603 resulted from a lowered average unit cost of sales from $83 to $74, and thus allowed the company to decrease the average unit selling price from US$101 to US$82 in years ended September 30, 2022 and 2023 respectively. The decrease was mainly due to the market demand and new release of tablets.

Laptops and others

For the years ended September 30, 2024 and 2023, revenue generated from laptops and other accounted for 18.9% and 10.9% of our total revenue respectively. The number of units sold increased from 61,617 units for the year ended September 30, 2023 to 65,703 units for the year ended September 30, 2024, was mainly due to the market demand and our effort to increase our gross profit margin by selecting higher margin orders from 8.3% in the year ended September 30, 2023 to 17.8% in the year ended September 30, 2024. The increase in percentage of revenue was mainly due to the decreased total amount of revenue and the increase in number of units sold for laptops and others product category.

For the years ended September 30, 2023 and 2022, revenue generated from laptops and other accounted for 10.9% and 17.9% of our total revenue respectively. The decrease in percentage of revenue was mainly due to the increased wholesales revenue. The number of units sold increased from 48,556 units for the year ended September 30, 2022 to 61,617 units for the year ended September 30, 2023, was mainly due to the market demand and decreased gross profit margin from 10.8% in the year ended September 30, 2022 to 8.3% in the year ended September 30, 2023 to increase sales.

Cost of revenues and gross revenue

Cost of revenues mainly consists of procurement cost of the pre-owned consumer electronic devices. For the years ended September 30, 2024, 2023 and 2022, the cost of revenues was US$29.3 million, US$45.3 million and US$23.4 million, respectively.

For the year ended September 30, 2023 and 2024, the decrease is mainly due to the decrease in acquisition volume by 35.7% from 255,252 units to 164,217 units, respectively, offset by an increase in acquisition cost explained above.

For the year ended September 30, 2022 and 2023, the increase is mainly due to the increase in acquisition volume by 28.9% from 197,963 units to 255,252 units, respectively, together by an increase in acquisition cost explained above.

Gross profit

	For the Years Ended September 30,
	2024		2023		2022
	Gross Profit	GP margin	Gross Profit	GP margin	Gross Profit	GP margin
Smartphones	$4,765,439	18.1%	$4,166,115	10.1%	$2,121,378	16.7%
Tablets	375,471	14.5%	344,254	9.4%	1,791,525	17.6%
Laptops and others	1,195,577	17.8%	459,158	8.3%	536,589	10.8%
Total	$6,336,487	17.8%	$4,969,527	9.9%	$4,449,492	16.0%

Gross profit for the years ended September 30, 2024 and 2023 was US$6.3 million and US$5.0 million, respectively, of 17.8% and 9.9%, respectively, of operating revenue. The increase of gross profit margin was mainly due to the company’s intentionally select higher margin orders after the company built up its market share during the year ended September 30, 2024.

Gross profit for the years ended September 30, 2023 and 2022 was US$5.0 million and US$4.5 million, respectively, of 9.9% and 16.0%, respectively, of operating revenue. The decrease of gross profit margin was mainly due to the company’s intentionally decreasing of the gross profit margin to increase sales and market share during the year ended September 30, 2023.

Selling and marketing expenses

For the years ended September 30, 2024 and 2023, selling and marketing expenses were US$32,738 and US$34,132 respectively, the decrease is mainly attributable to the company’s efforts to control the expenses in sales department for the year ended September 30, 2024.

For the years ended September 30, 2023 and 2022, selling and marketing expenses were US$34,132 and US$39,615 respectively, the decrease is mainly attributable to the company’s efforts to control the expenses in sales department for the year ended September 30, 2023.

General and administrative expenses

General and administrative expenses mainly include staff cost for general and administrative purposes.

For the years ended September 30, 2024 and 2023, administrative expenses were US$1,118,217 and US$1,141,069 respectively, the decrease is mainly due to the decrease of salaries and employee benefits of approximately US$23,225, decrease of one-off stamp duty and trademark expenses amounting to approximately US$27,573, decrease of website development expenses amounting to approximately US$25,516 and offset by the increase in office rental and building management fee of approximately US$25,752, increase in business entertainment of approximately US$13,112 and increase in depreciation expenses of approximately US$10,381.

For the years ended September 30, 2023 and 2022, administrative expenses were US$1,141,069 and US$368,199 respectively, the increase is mainly due to the increase of salaries and employee benefits from US$225,775 to US$466,582, increase of business travelling amounting to approximately US$31,000, increase of one-off stamp duty and website development fee amounting to approximately US$45,000, and increase of listing expenses of US$422,564 incurred in relation to offering costs that are not directly attributable to the offering and cannot be capitalized.

Other net income

Other net income mainly include government grants, gain on disposal of short term investments and realized exchange gain (loss).

For the years ended September 30, 2024 and 2023, other net income was US$118 and US$40,810 respectively. The decrease is mainly (i) decrease in realized exchange gain of approximately US$24,748; (ii) decrease in bank interest income of US$5,836; and (iii) increase of finance cost in relation to lease liabilities of US$6,948.

For the years ended September 30, 2023 and 2022, other income was US$40,810 and US$7,617 respectively. The increase is mainly (i) a change in realized exchange loss from US$26,688 to realized exchange gain US$30,038 for the year ended September 30, 2022 and 2023, respectively; (ii) increase in bank interest income of US$10,268 for the year ended September 30, 2023, and offset by a decrease in government subsidy from US$34,289 to US$503 for the year ended September 30, 2022 and 2023, respectively.

Net income

Our net income for the years ended September 30, 2024 and 2023, was US$4.3 million and US$3.2 million, respectively. The increase was mainly due to the increase in gross profit and decrease in selling and marketing expenses and general and administrative expenses, offset by the decrease in other net income and the increase in income tax.

Our net income for the years ended September 30, 2023 and 2022, was US$3.2 million and US$3.4 million, respectively. The increase was mainly due to the increase in revenue and decrease in selling and marketing expenses, offset by the increase in cost of revenue, together with decrease in other income, decrease in selling and marketing expenses, increase in general and administrative expenses, including the listing expenses during the year ended September 30, 2023. Net income excluding listing expenses for the years ended September 30, 2023 and 2022, was US$3.6 million and US$ 3.4 million, respectively.

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on certain instruments executed in, or after execution, brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payment of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

British Virgin Islands taxation

A business company incorporated in the British Virgin Islands (a “BVI Company”) is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the British Virgin Islands).

Capital gains realized with respect to any shares, debt obligations or other securities of a BVI Company by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of a BVI Company, save for interest payable to or for the benefit of an individual resident in the European Union.

Hong Kong taxation

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment 2023/2024 and 2024/2025. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except for those with a connected entity nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25% for corporations, and 7.5% for unincorporated businesses) while the remaining profits will continue to be taxed at the existing 16.5% tax rate for corporations and standard rate of 15% for unincorporated businesses. Payments of dividends by a Hong Kong entity to its shareholders are not subject to any Hong Kong withholding tax.

Earning before provision for income taxes and loss per Share

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional Ordinary Shares that would have been outstanding if the potential Ordinary Shares had been issued and if the additional Ordinary Shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2024, 2023 and 2022.

b.	Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and financial support from our shareholder. As of September 30, 2024, 2023 and 2022, we have due to a shareholder US$0, US$0 and US$989,373, respectively. The due to a shareholder is short-term and bears no interest. As of September 30, 2024, 2023 and 2022, we had cash and equivalents of US$443,322, US$4,305,577 and US$959,300, respectively. Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand and available capital through access to capital markets will be adequate to meet our liquidity and capital requirements.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

		For the Years Ended September 30,
	2024	2023	2022
	US$	US$	US$
Net cash provided by (used in) from operating activities	(3,524,152)	4,874,638	654,488
Net cash (used in) from investing activities	(18,597)	(3,784)	(17,143)
Net cash provided by (used in) from financing activities	(299,324)	(1,546,250)	44,495
Effect of foreign exchange rate changes	(20,182)	21,673	(20,395)
Net (decrease) increase in cash, equivalents	(3,862,255)	3,346,277	661,445
Cash, and equivalents beginning of year	4,305,577	959,300	297,855
Cash, equivalents at end of year	443,322	4,305,577	959,300

Cash flows from operating activities

During the years ended September 30, 2023 and 2022, the cash inflows/outflows from our operating activities were primarily derived from the revenue generated from our sales revenue together with the cash inflows/outflows from our decrease/increase in inventory.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as accounts receivables, depreciation and amortization, prepayments, other receivables and other assets, inventory and other payables and accruals, tax payable and deferred tax liabilities.

For the year ended September 30, 2024, our net cash used in operating activities was approximately $3.5 million, which primarily reflected our net income of approximately US$4.3 million, mainly adjusted by (i) the non-cash depreciation and amortization, deferred tax liabilities and tax payables totaling to approximately US$1.0 million; together with (ii) a decrease in prepayments, other receivables and other assets totaling to approximately US$0.2 million and (iii) decrease in inventory of approximately US$1.9 million. which partially offset by decrease in other payables and accrued liabilities totaling to approximately US$0.4 million and increase in accounts receivables of approximately US$10.5 million. The increase in accounts receivables are mainly due to the company’s commencing to grant credit period for their customers in order to attract higher profit margin orders during the year ended September 30, 2024.

For the year ended September 30, 2023, our net cash generated from operating activities was approximately $4.9 million, which primarily reflected our net income of approximately US$3.2 million, mainly adjusted by (i) the non-cash depreciation and amortization, deferred tax liabilities and tax payables totaling to approximately US$0.7 million; together with (ii) a decrease in prepayments, other receivables and other assets totaling to approximately US$2.5 million (iii) increase in other payables and accrued liabilities totaling to approximately US$0.4 million which partially offset by increase in inventory of approximately US$1.9 million.

For the year ended September 30, 2022, our net cash generated from operating activities was approximately $0.7 million, which primarily reflected our net income of approximately US$3.4 million, mainly adjusted by (i) the non-cash depreciation and amortization, deferred tax liabilities and tax payables totaling to approximately US$0.6 million; which partially offset by (i) increase in inventory and prepayments, other receivables and other current assets totaling to approximately US$1.8 million and (ii) decrease in other payables and accruals of approximately US$1.6 million.

Cash flows (used in) from investing activities

Our cash flows generated from investing activities primarily consisted of the purchase of property, plant and equipment.

For the years ended September 30, 2024, 2023 and 2022, net cash used in investing activities was US$18,597, US$3,784 and US$17,143 respectively, mainly from purchase property, plant and equipment.

Cash flows from financing activities

Our cash outflows from financing activities primarily consists of payments for deferred offering costs of US$299,324 for the year ended September 30, 2024.

Our cash outflows from financing activities primarily consists of repayment to a director of US$992,228, and payments for deferred offering costs of US$554,022 for the year ended September 30, 2023.

Our cash flows from financing activities primarily consists of advances from a director of US$44,495 for the year ended September 30, 2022 to meet the working capital needs of CGTHK.

c.	Research and Development, Patents and Licenses

See “Item 4 – Information on the Company – Intellectual Property”.

d.	Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

e.	Trend Information.

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes

f.	Critical Accounting Estimates

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenue principally from trading of pre-owned electronic devices and revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue from the following main sources:

a.  Wholesale of pre-owned electronic devices

For the wholesale of pre-owned electronic devices, the Company typically signs sales contracts with its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the product to the customer at Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the sales contract is payment in full before delivery.

b.  Retail sales of pre-owned electronic devices

For the retail sales of pre-owned electronic devices s, the customers comes up to the Company’s sales counter and after inspecting the pre-owned electronic devices and accepts the condition of the pre-owned electronic devices, the customers will pay in cash in full and sign the delivery order as evidence for acceptance of goods delivered. The signing of the delivery order serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the product to the customer at Company’s sales counter at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product.

c.  Device rental

The Company provides rental services for electronic devices to customers. The Company will sign rental contract with customers which will set forth the terms and conditions including the transaction price and period, products to be delivered, terms of delivery, and terms of payment. The rental contract is typically less than six months. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer and completed all the services agreed upon in the rental contract. The completion of this earning process is typically evidenced by a written customer acceptance of laptops at the beginning of the rental period and recognized over time on monthly basis during the rental period.

Leases

Before October 1, 2020, we applied ASC 840, “Leases” (“ASC 840”) and each lease is classified at the inception date as either a capital lease or an operating lease.

We adopted ASC 842, “Leases” (“ASC 842”) on October 1, 2020, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 did not result in recognition of Operating Right-of-use (“ROU”) assets and operating lease liabilities as of October 1, 2020. There was no impact on retained earnings at adoption.

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company follows ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

ITEM 6-DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Name	Age	Position
Shangzhao (Cizar) Hong	43	Chief Executive Officer and Chairman of the Board of Directors
Hei Tung (Angel) Siu	33	Chief Operations Officer, Director
Hung Leung (Alan) Tsang	55	Chief Financial Officer
Wai Leung (Alfred) Lau	44	Independent Director
Michael Osofsky	44	Independent Director
Jingeng Chen	47	Independent Director

Biographical Information

Shangzhao (Cizar) Hong, Chief Executive Officer and Chairman of the Board of Directors of CGT Holdings

Mr. Hong was appointed as the chief executive officer and a director and the Chairman of the board of directors of CGT Holdings on January 11, 2023. Mr. Hong has over 15 years of experience in the pre-owned consumer electronic devices recycling businesses. Mr. Hong started CGTHK in 2016 and was appointed as the director of CGTHK on January 20, 2020. Mr. Hong is responsible for the sales and marketing activities and the corporate development of CGTHK. Prior to founding CGTHK, Mr. Hong co-founded and worked as a director responsible for sales and marketing and business development at Eastlink International Industrial Limited (“Eastlink”), a company engaging in trading of electronic components, smart phone accessories and recycled pre-owned electronic products, from 2008 to 2019.

Hei Tung (Angel) Siu, Chief Operations Officer and Director of CGT Holdings

Ms. Siu was appointed a director of the board of directors of CGT Holdings on January 11, 2023. Ms. Siu joined CGTHK in 2019. Ms. Siu is primarily responsible for procurement and warehouse operations at CGTHK. Ms. Siu has over 7 years of working experience in the pre-owned consumer electronic devices recycling industry. Prior to joining CGTHK, Ms. Siu worked as a marketing and operation manager and was responsible for business and operations consulting at All In Global Enterprise Limited, a business consulting company engaging in business and operation consulting for local SME companies, from 2016 to 2019. From 2013 to 2016, Ms. Siu worked at Eastlink as a purchasing and supply manager and managed purchase and suppliers. In 2021, Ms. Siu obtained a bachelor’s degree in marketing from University of Hull.

Hung Leung (Alan) Tsang, Chief Financial Officer

Mr. Tsang has been serving as the chief financial officer of CGTHK since November 1, 2022. Mr. Tsang served as the chief financial officer, and later as vice president, responsible for financial reporting and investors relationship of Debao Property Development Limited (SGX.BTF), a public company listed on the Singapore Stock Exchange, from October 2018 to October 2022. Prior to joining Debao Property Development Limited, Mr. Tsang worked at Eastern Glory Financial and Investment Services Limited from 2014 to 2018 and was responsible for financial advisory of initial public offering projects. He was the chief financial officer of Combine Will International Holdings Limited (SGX.N0Z), a public company listed on the Singapore Stock Exchange, and was involved in financial reporting and treasury management from 2006 to 2014. From 2001 to 2006, he was responsible for the internal audit and supervisory work for the operations of Ng Fung Hong and CR Vanguard while he worked for China Resources Enterprise Limited (0291.HK), a public company listed on the Hong Kong Stock Exchange. Mr. Tsang was also a financial controller in Hong Kong Netcom Limited from 2000 to 2001. In addition, Mr. Tsang has been serving as an independent director at Millennium Group International Holdings Limited, a public company listed on Nasdaq (Nasdaq: MGIH), since March 2023. Mr. Tsang graduated with an accounting degree from the City University of Hong Kong in 1993 and is a certified public accountant of the Hong Kong Institute of Certified Public Accountants.

Wai Leung (Alfred) Lau, Independent Director.

Mr. Lau is an independent director of CGT Holdings. Mr. Lau served as a director of Risecomm Group Holdings Limited (HKEX: 1679) from November 22, 2017 to June 24, 2020 and was re-appointed as an executive director on January 19, 2021. He has been an independent non-executive director of Sau San Tong Holdings Limited, a company listed on GEM of the Hong Kong Stock Exchange (HKEX: 8200) since December 16, 2016 and Xinming China Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (HKEX: 2699) since November 18, 2021. Mr. Lau was an independent non-executive director of Samson Paper Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (HKEX: 731) from July 17, 2020 to May 21, 2021, and re-designated as an executive director from May 21, 2021 to January 26, 2022. Mr. Lau has been an independent non-executive director of Jianzhi Education Technology Group Company Limited, a company listed on Nasdaq (stock code: JZ), since August 26, 2022. Mr. Lau obtained a bachelor’s degree in business administration from the City University of Hong Kong in 2002. He is a member of the American Institute of Certified Public Accountants and is also a certified public accountant in Washington State of the United States of America.

Michael Osofsky, Independent Director.

Mr. Osofsky is an independent director of CGT Holdings. Mr. Osofsky is a co-founder and the chief operating officer of Ephone Limited, a Hong Kong technology and electronics company since 2017. Previously, Mr. Osofsky served as a managing director at CellPoint Corporation, Baytree Capital Associates LLC, and Global Hunter Securities, LLC. Between 2012 and 2017, Mr. Osofsky served as an independent director of East Asia Holdings Investment Limited, a company listed on KOSDAQ, a South Korean stock exchange. Mr. Osofsky obtained his Ph.D. degree in Psychology from the Chinese University of Hong Kong, his Master of Laws degree from the Queen’s University of Belfast, and his Bachelor of Arts and Master of Arts degrees in Psychology from Stanford University.

Jingeng Chen, Independent Director.

Mr. Chen is an independent director of CGT Holdings. Mr. Chen has over 12 years of experience in the legal service industry. From November 2007 to April 2008, Mr. Chen was a legal assistant in the Hong Kong office of Clyde & Co., a Hong Kong solicitors’ firm. Since October 2008, Mr. Chen has been working in the Shenzhen office of Zhong Lun Law Firm, focusing on capital market practice, and was admitted as partner in January 2012. Mr. Chen is a registered lawyer in the PRC. Mr. Chen was appointed as the independent non-executive Director of Buyang International Holding Inc (a company listed on the Hong Kong Stock Exchange, stock code: 2457) on October 28, 2020. Mr. Chen graduated from Shanghai University of Finance and Economics and obtained a law degree, specializing in international economic laws, in June 1999. Mr. Chen was further awarded the degree of Master of Laws and the degree of Master of Arts in Legal Studies by the University of Bristol in January 2004 and June 2005, respectively.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Shangzhao (Cizar) Hong, our chief executive officer, director, and Chairman, beneficially owns 93.29% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2024, we paid an aggregate of $156,129 in cash compensation and did not grant any shares to our directors and executive officers. For the fiscal year ended September 30, 2023, we paid an aggregate of $203,871 in cash compensation to our directors and executive officers. For the fiscal year ended September 30, 2022, we paid an aggregate of $62,452 in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the fiscal years ended September 30, 2024, 2023, and 2022.

On January 17, 2025, CGT Holdings’ board of directors approved the 2024 Stock Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2024 Stock Incentive Plan is 4,287,500.

As of the date of this annual report, we have not granted any shares or other awards under the 2024 Stock Incentive Plan.

The following paragraphs summarize the principal terms of the 2024 Stock Incentive Plan.

Type of Awards. The 2024 Stock Incentive Plan permits the awards of Ordinary Shares or any other right or benefit.

Plan Administration. CGT Holdings’ board of directors or one or more committees appointed by CGT Holdings’ board of directors will administer the 2024 Stock Incentive Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2024 Stock Incentive Plan will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, directors and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant without complying with the provisions of the M&A and other documents of the Company in relation to the Shares, if any.

Termination and Amendment of the Plan. Unless terminated earlier, the 2024 Stock Incentive Plan has a term of ten years from the date of its effectiveness. CGT Holdings’ board of directors has the authority to amend, suspend or terminate the 2024 Stock Incentive Plan, provided that certain amendments to the plan require the approval of CGT Holdings’ shareholders. However, unless otherwise determined by the plan administrator in good faith, no such action may materially adversely affect in any material way any award previously issued pursuant to the 2024 Stock Incentive Plan.

Awards Granted. As of the date of this annual report, we have not granted any shares or other awards to our directors or executive officers.

Incentive Compensation

Other than disclosed below, we do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended September 30, 2024, 2023, and 2022.

In fiscal year ended September 30, 2023, we granted a cash bonus of US$30,968 to Shangzhao (Cizar) Hong and US$23,226 to Hei Tung (Angel) Siu.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2024:

Name and Principal Position	Fiscal Year	Remuneration	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)
Shangzhao (Cizar) Hong	2024	$61,935	$—	$—	—	—	$61,935
	2023	$61,935	$—	$30,968	—	—	$92,903
	2022	$34,065	$—	$—	—	—	$34,065
Hei Tung (Angel) Siu	2024	$—	$30,968	$6,452	—	—	$37,420
	2023	$—	$30,968	$23,226	—	—	$54,194
	2022	$—	$28,387	$—	—	—	$28,387
Hung Leung (Alan) Tsang	2024	$	$56,774	$—	—	—	$56,774
	2023	$—	$56,774	$—	—	—	$56,774
	2022	$—	$—	$—	—	—	$—
Wai Leung (Alfred) Leung	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—
	2022	$—	$—	$—	—	—	$—
Michael Osofsky	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—
	2022	$—	$—	$—	—	—	$—
Jingeng Chen	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—
	2022	$—	$—	$—	—	—	$—

C. Board Practices

Board of Directors

CGT Holdings’ Board of Directors currently consists of five directors. Our Board of Directors believes that our three independent directors, Wai Leung (Alfred) Lau, Jingeng Chen, and Michael Osofsky satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association. We have the right to seek damages if a duty owed by any of our directors is breached.

Our board of directors has all the powers necessary for managing, directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ general meetings of shareholders;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless re-appointed or removed from office pursuant to the provisions of our amended and restated articles of association, each of our directors shall hold office for a term expiring at the next-following annual general meeting of the Company, at which such director is eligible for reelection. A director will cease to be a director if he (i) is prohibited by the law of the Cayman Islands from acting as a Director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) resigns his office by notice to the company; (iv) only held office as a director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom the director is being treated, the director becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to such employment agreements, we have agreed to employ each of our executive officers for a specified time period, which will be automatically renewed unless either party gives the other party a written notice to terminate the agreement six months prior to the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Insider Participation Concerning Executive Compensation

Interested Transactions

Following a declaration being made pursuant to Article 100 and Article 101 of CGT Holdings’ amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant Board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

D. Employees

Employees

As of September 30, 2024, 2023 and 2022, CGTHK had 17, and 16 employees, respectively. The following table sets forth the breakdown of our employees including appointed directors and officers as of September 30, 2024 by function:

Functions	Number
Key Management (CEO, COO, CFO)	3
Accounting and Administration Team (headed by CFO)	3
Sales Team (headed by CEO)	2
Purchasing Team (headed by COO)	3
Warehouse and Operation Team (headed by COO)	3
QC & Technical Team	3
Total	17

As of September 30, 2024, 17 employees were based in Hong Kong, where our principal executive offices are located.

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our ordinary shares as of December 31, 2024 by:

●	Each current director;

●	Each current executive officer;

●	All of our current directors and executive officers as a group; and

●	Each person who is known to us to beneficially own more than 5% of our ordinary shares.

CGT Holdings determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise indicated in the table below, addresses of CGT Holdings’ directors, executive officers and named beneficial owners are in care of Creative Global Technology Limited, Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, Tel: + (852) 2690 9121.

	Ordinary Shares Beneficially Owned
	Number of shares	Percentage of shares(1)
Directors and Executive Officers:
Shangzhao (Cizar) Hong(2)(3)	20,000,000	93.29%
Hei Tung (Angel) Siu(4)	—	—%
Hung Leung (Alan) Tsang(5)	—	—%
Jingeng Chen(6)	—	—
Wai Leung (Alfred) Lau(7)	—	—
Michael Osofsky(8)	—	—
5% or Greater Shareholders:
Shangzhao (Cizar) Hong	20,000,000	93.29%
HSZ Holdings Limited(9)	17,000,000	79.30%
CHSZ Holdings Limited(10)(11)	3,000,000	13.99%
All directors and executive officers as a group (six individuals)	20,000,000	93.29%

—	Less than 1%

(1)	Percentage is calculated based on 21,437,500 ordinary shares issued and outstanding as of December 31, 2024.

(2)	The address of Mr. Shangzhao (Cizar) Hong is Flat E, 6/F, Tower 1, Corinthia By The Sea, 23 Tong Yin Street, Tseung Kwan O, N.T., Hong Kong.

(3)	Includes 17,000,000 shares owned by HSZ Holdings Limited, and 3,000,000 shares owned by CHSZ Holdings Limited, each an entity controlled by Mr. Shangzhao (Cizar) Hong.

(4)	The address of Hei Tung (Angel) Siu is Flat 30A, 30/F, Block 2, High Prosperity Terrace, 188 Kwai Shing Circuit, Kwai Chung, N.T., Hong Kong.

(5)	The address of Hung Leung (Alan) Tsang is Room 902, Block C, Mt. Parker Lodge, 10 Hong Pak Path, Quarry Bay, Hong Kong.

(6)	The address of Jingeng Chen is Room 2605, Building A, Meiliyuan, No. 1018 Hongling Middle Road, Luohu District, Shenzhen, Guangdong Province, China.

(7)	The address of Wai Leung (“Alfred”) Lau is Flat A, 10/F, Block 1, Scenecliff, 33 Conduit Road, Mid-levels, Hong Kong.

(8)	The address of Michael Osofsky is Block 35, Flat D, 8/F, Ana Capri, 8 Pak Lai Road, Park Island, Ma Wan, Hong Kong.

(9)	The address of HSZ Holdings Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(10)	The address of CHSZ Holdings Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(11)	On December 22, 2023, HSZ Holdings Limited transferred 2,000,000 ordinary shares to CHSZ Holdings Limited; on February 27, 2024, HSZ Holdings Limited transferred another 1,000,000 ordinary shares to CHSZ Holdings Limited.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of December 31, 2024 have voting rights that are different from the voting rights of CGT Holdings’ other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of December 31, 2024, CGT Holdings’ directors and executive officers held no options to purchase the Company’s ordinary shares, nor any restricted shares.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

b.	Related Party Transactions

Other than the amount due to Mr. Shangzhao (Cizar) Hong, as described below, we had no other related party transactions during the fiscal years ended September 30, 2024, 2023, and 2022.

The short-term loans due to Mr. Hong are to provide the company’s working capital needs, and they are interest-free, unsecured and repayable on demand.

As of September 30, 2024, 2023 and 2022, the outstanding balances due to Mr. Hong were as follows:

	Nature	Sep 30, 2024	Sep 30, 2023	Sep 30, 2022
		US$	US$	US$
Shangzhao (Cizar) Hong	To meet company’s working capital needs	0	0	989,373

As of September 30, 2024, we have repaid all the loans due to Mr. Hong, and there is no outstanding balance due to Mr. Hong.

c.	Interests of Experts and Counsel

Not Applicable.

ITEM 8-FINANCIAL INFORMATION

a.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

To date, we have not paid any cash dividends on our ordinary shares, neither do we anticipate paying any cash dividends in the foreseeable future. Certain present or future agreements may limit or prevent the payment of dividends on our ordinary shares. Additionally, our cash held in countries outside the United States may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends. Please refer to the discussion in “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

b.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9-THE OFFER AND LISTING

a.	Offer and Listing Details

Our ordinary shares are traded on Nasdaq under the ticker symbol “CGTL,” under which CGT Holdings’ Ordinary Shares have traded since CGT Holdings’ initial public offering on November 26, 2024.

b.	Plan of Distribution

Not Applicable.

c.	Markets

CGT Holdings’ Ordinary Shares are traded on the Nasdaq Capital Market. under the ticker symbol “CGTL.”

d.	Selling Shareholders

Not Applicable.

e.	Dilution

Not Applicable.

f.	Expenses of the Issue

Not Applicable.

ITEM 10-ADDITIONAL INFORMATION

a.	Share Capital

Not Applicable.

b.	Amended and Restated Memorandum and Articles of Association

CGT Holdings is a Cayman Islands company incorporated under the laws of the Cayman Islands and its affairs are governed by its amended and restated memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands.

The following description of the material terms of CGT Holdings’ Ordinary Shares includes a summary of specified provisions of the amended and restated memorandum of association and articles of association of CGT Holdings. This description is qualified by reference to the amended and restated memorandum of association and articles of association of CGT Holdings.

Objects of CGT Holdings. Under CGT Holdings’ amended and restated memorandum and articles of association, the objects of CGT Holdings are unrestricted, and CGT Holdings is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Registered Office. CGT Holdings’ registered office is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Board of Directors. See “Item 6. Directors, Senior Management and Employees.”

Authorized Share Capital. As of the date of this report, CGT Holdings’ authorized share capital is US$500,000 divided into 500,000,000 shares, par value of US$0.001 each, comprising of 500,000,000 Ordinary Shares of a par value of US$0.001 each. As of the close of business on December 31, 2024, CGT Holdings had 21,437,500 ordinary shares issued and outstanding. CGT Holdings’ Ordinary Shares are issued in registered form and are issued when registered in its register of members. CGT Holdings may not issue shares to bearer. CGT Holdings’ shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of CGT Holdings’ Ordinary Shares are entitled to such dividends as may be declared by CGT Holdings’ board of directors. CGT Holdings’ amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of CGT Holdings lawfully available therefor. Under the laws of the Cayman Islands, CGT Holdings may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of CGT Holdings’ share premium if this would result in CGT Holdings being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to CGT Holdings’ amended and restated memorandum and articles of association, a reduction of CGT Holdings’ share capital and the winding up of CGT Holdings. CGT Holdings’ shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, CGT Holdings is not obliged by the Companies Act to call shareholders’ annual general meetings. CGT Holdings’ amended and restated memorandum and articles of association provide that CGT Holdings shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by CGT Holdings’ directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by CGT Holdings’ board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of CGT Holdings’ board of directors or by a majority of CGT Holdings’ board of directors. Advance notice of not less than ten clear days is required for the convening of CGT Holdings’ annual general shareholders’ meeting (if any) and any other general meeting of CGT Holdings’ shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in CGT Holdings entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. CGT Holdings’ amended and restated memorandum and articles of association provide that upon the requisition of any one or more of CGT Holdings’ shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of CGT Holdings entitled to vote at general meetings, CGT Holdings’ board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, CGT Holdings’ amended and restated memorandum and articles of association do not provide CGT Holdings’ shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of CGT Holdings’ shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by CGT Holdings’ board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

CGT Holdings’ board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which CGT Holdings has a lien. CGT Holdings’ board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as CGT Holdings’ board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as CGT Holdings’ directors may from time to time require is paid to us in respect thereof.

If CGT Holdings’ directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as CGT Holdings’ board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as CGT Holdings’ board may determine.

Liquidation. On the winding up of CGT Holdings, if the assets available for distribution amongst CGT Holdings’ shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst CGT Holdings’ shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to CGT Holdings for unpaid calls or otherwise. If CGT Holdings’ assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by CGT Holdings’ shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. CGT Holdings’ board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. CGT Holdings may issue shares on terms that such shares are subject to redemption, at CGT Holdings’ option or at the option of the holders of these shares, on such terms and in such manner as may be determined by its board of directors. CGT Holdings may also repurchase any of its shares on such terms and in such manner as have been approved by its board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of CGT Holdings’ profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if CGT Holdings can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, CGT Holdings may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of CGT Holdings is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. CGT Holdings’ amended and restated memorandum and articles of association authorizes its board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

CGT Holdings’ amended and restated memorandum and articles of association also authorizes its board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

CGT Holdings’ board of directors may issue preference shares without action by CGT Holdings’ shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of CGT Holdings’ Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of CGT Holdings’ list of shareholders or its corporate records. However, CGT Holdings’ amended and restated articles of association have provisions that provide CGT Holdings’ shareholders the right to inspect CGT Holdings’ register of shareholders without charge, and to receive its annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of CGT Holdings’ amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of CGT Holdings or management that shareholders may consider favorable, including provisions that:

●	authorize CGT Holdings’ board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by CGT Holdings’ shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, CGT Holdings’ directors may only exercise the rights and powers granted to them under its amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of CGT Holdings.

Exempted Company. CGT Holdings is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Rights of non-resident or foreign shareholders. There are no limitations imposed by CGT Holdings’ amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in CGT Holdings’ amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Differences in Corporate Law.

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts, or proposes to act, illegally or beyond the scope of its authority;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

CGT Holdings’ amended and restated articles of association contains a provision by which our shareholders agree to waive any claim or right of action that they may have, both individually or by or in the right of our Company, against any director on account of any action taken by such director, or the failure of such director to take any action in the performance of his or her duties with or for our Company, except such waiver shall not extend to any matter in respect of any fraud, willful default or dishonesty which may attach to such director. The Company takes no position as to whether such provision in our amended and restated articles of association are enforceable under U.S. state or federal law, including but not limited to the Securities Act or the Exchange Act. However, the Commission has taken the position that waivers of compliance with provisions of federal securities laws, including the Securities Act or the Exchange Act, are against public policy and therefore void as a matter of federal law. See “Risk Factors — Risks Related to our Corporate Structure — Our amended and restated articles of association contain a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. CGT Holdings’ amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in CGT Holdings’ amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and CGT Holdings’ amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with CGT Holdings’ amended and restated articles of association. CGT Holdings’ amended and restated articles of association contains stipulates that, subject to the Companies Act, a resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by the requisite number of members for purposes of passing an ordinary resolution or a special resolution, as the case may be, shall be deemed to have been passed at a meeting held on the date on which it was signed by the last member to sign, and where the resolution states a date as being the date of his signature thereof by any member the statement shall be prima facie evidence that it was signed by the such member on that date.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. CGT Holdings’ amended and restated articles of association allow its shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of its shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, CGT Holdings’ amended and restated articles of association do not provide its shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but CGT Holdings’ amended and restated articles of association do not provide for cumulative voting. As a result, CGT Holdings’ shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under CGT Holdings’ amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of its shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under CGT Holdings’ amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of CGT Holdings’ amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under CGT Holdings’ amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, CGT Holdings’ amended and restated memorandum and articles of association may only be amended with a special resolution of its shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by CGT Holdings’ amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in CGT Holdings’ amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

c.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on 20-F.

d.	Exchange Controls

Currently, none of Hong Kong, the Cayman Islands, or the British Virgin Islands has foreign exchange control restrictions or other restrictions on the import or export of capital, or restrictions that may affect the remittance of dividends, interest or other payments to nonresident holders of CGT Holdings’ Ordinary Shares...

e.	Taxation

The following summary of the material Cayman Islands, British Virgin Islands, Hong Kong S.A.R., and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by CGT Holdings. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to CGT Holdings or its operations; and no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of CGT Holdings; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payment of dividends and capital in respect of CGT Holdings’ Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of CGT Holdings’ Ordinary Shares, nor will gains derived from the disposal of CGT Holdings’ Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of CGT Holdings’ Ordinary Shares or on an instrument of transfer in respect of CGT Holdings’ Ordinary Shares for so long as CGT Holdings does not hold interest in the Cayman Islands.

British Virgin Islands Taxation

A business company incorporated in the British Virgin Islands (a “BVI Company”) is exempt from all provisions of the Income Tax Act of the British Virgin Islands (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the British Virgin Islands).

Capital gains realized with respect to any shares, debt obligations or other securities of a BVI Company by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of a BVI Company, save for interest payable to or for the benefit of an individual resident in the European Union.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the U.S.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations, and at a maximum rate of 15% on unincorporated businesses and individuals. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of HK$1.0 per HK$1,000 or part thereof on the higher of the consideration for or the value of Hong Kong Stock (as defined below), will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong Stock (i.e., a total of HK$2.0 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving Hong Kong Stock). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong Stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable, if the shares being transferred are not Hong Kong Stock. “Hong Kong Stock” means those stocks the transfer of which is required to be registered in Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of CGT Holdings’ Ordinary Shares by a U.S. Holder, as defined below, that holds CGT Holdings’ Ordinary Shares as “capital assets” (generally, property held for investment) for federal income tax purposes. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions all as of the date hereof, which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans and tax qualified retirement plans, tax-exempt organizations (including private foundations)), persons who do not hold CGT Holdings’ Ordinary Shares as capital assets, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of CGT Holdings’ voting shares, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate and gift tax, any state, local, or non-U.S. income tax, the alternative minimum tax, or the Medicare tax considerations of holding CGT Holdings’ Ordinary Shares. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in CGT Holdings’ Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of CGT Holdings’ Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of CGT Holdings’ Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships holding CGT Holdings’ Ordinary Shares are urged to consult their tax advisors regarding an investment in CGT Holdings’ Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that hold CGT Holdings’ Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of CGT Holdings’ Ordinary Shares.

Taxation of Dividends and Other Distributions on CGT Holdings’ Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to the IRS guidance, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to CGT Holdings’ Ordinary Shares, including the effect of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in CGT Holdings’ Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (generally determined on the basis of an average of the quarterly values of the assets) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in CGT Holdings’ initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of CGT Holdings’ Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in CGT Holdings’ initial public offering) on any particular quarterly testing date for purposes of the asset test.

The application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in CGT Holdings’ initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC. We will make a separate determination following the end of each tax year as to whether we are a PFIC based upon the amount of the proceeds we received from CGT Holdings’ initial public offering, that remain unspent and the fair market value of any other assets held for the production of passive income. It is possible that, for our 2025 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. The determination of whether we will be classified as a PFIC is made annually and may involve facts that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or any “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

If you do not make a timely “mark-to-market” election (as described below), and if we are a PFIC at any time during the period you hold CGT Holdings’ Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in CGT Holdings’ Ordinary Shares for tax purposes.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year, however, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed any mark-to-market gains on the Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on CGT Holdings’ Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded. In other than de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

We do not currently intend to prepare or provide information necessary to allow you to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in CGT Holdings’ Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to CGT Holdings’ Ordinary Shares and proceeds from the sale, exchange or redemption of CGT Holdings’ Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to CGT Holdings’ Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

f.	Dividends and Paying Agents

Not Applicable.

g.	Statement by Experts

Not Applicable.

h.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is January 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

i.	Subsidiary Information

See “Item 4. Information on the Company- C. Organizational Structure” for information about our subsidiaries.

j.	Annual Report to Security Holders

Not applicable.

ITEM 11-QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

We held our cash and equivalents in U.S. dollar and the remainder primarily in Hong Kong dollars. Our operations generate revenues primarily in U.S. dollars and Hong Kong dollars. Generally, a weakening of the HKD against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the HKD against the U.S. dollar has the opposite effect. Our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. We have entered into dual-currency deposits to help hedge our exposure to such risk and we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates. Currently, we do not believe we experience any significant foreign exchange risk. However, the value of your investment in CGT Holdings’ Ordinary Shares will be affected by the exchange rate between U.S. dollar and HKD because the value of our business is effectively denominated in HKD, while the Ordinary Shares will be traded in U.S. dollars.

The Linked Exchange Rate System (LERS) implemented in Hong Kong since 17 October 1983. Through a rigorous, robust and transparent Currency Board system, the LERS ensures that the Hong Kong dollar exchange rate remains stable within a band of HK$7.75-7.85 to one US dollar.

The HKD has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or Hong Kong or U.S. government policy may impact the exchange rate between HKD and the U.S. dollar in the future.

To the extent that we need to convert between U.S. dollars and HKD for our operations, depreciation of the HKD against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. Conversely, if we decide to convert HKD into U.S. dollars for the purpose of making payments for dividends on CGT Holdings’ Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the HKD would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. We currently do not engage in bank borrowings or use any derivative contracts to hedge our exposure to interest rate risk. However, our future interest expenses may exceed expectations due to changes in market interest rates if we engaged in bank borrowings.

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and equivalents and suppliers’ non completion of the contract after our payment has been made and customers’ non-payment after the goods had been delivered. The Group places its cash and equivalents with banks with high-credit ratings and quality. The Group conducts credit evaluations on vendors/customers and only transact business with high with high-credit ratings.

ITEM 12-DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

a.	Debt Securities

Not Applicable.

b.	Warrants and Rights

Not Applicable.

c.	Other Securities

Not Applicable.

d.	American Depositary Shares

Not Applicable.

PART II

ITEM 13-DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14-MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.

Not Applicable.

B.

Not Applicable.

C.

Not Applicable.

D.

Not Applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-273329), as amended, which was declared effective by the SEC on November 18, 2024, for CGT Holdings’ initial public offering, which was closed on November 27, 2024. CGT Holdings issued and sold an aggregate of 1,437,500 ordinary shares, at a price of $4.00 per share with gross proceeds of $5.75 million.

We incurred expenses approximately $1.39 million in connection with our initial public offering. The net proceeds raised from the initial public offering were approximately $3.50 million after deducting underwriting discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15-CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2024.

Based on such evaluation, we have concluded that, due to the material weakness described below, September 30, 2024, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that (1) we lack sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and (2) we lack formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 5. Operating and Financial Review and Prospects — Internal Control Over Financial Reporting.”

b. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules and regulations of the SEC for newly public companies.

c. Attestation Report of the Independent Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

d. Changes in Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules and regulations of the SEC for newly public companies.

ITEM 16-[RESERVED]

Not Applicable.

ITEM 16A-AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Wai Leung (Alfred) Lau qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Lau is “independent” as that term is defined in Nasdaq Marketplace Rule 5605(c)(2)(A). Please refer to “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management-Biographical Information” for a brief biographical listing of Mr. Lau’s relevant experience.

ITEM 16B-CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, or Code of Ethics that applies to all employees including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is designed to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications made by us, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics, and (v) accountability for adherence to the Code of Ethics.

Our Code of Ethics is attached as Exhibit 11.1 to this annual report. Copies of the Code of Ethics are available on our website at http://www.cgt-recycle.com. Any amendment or waiver of the Code of Ethics will be disclosed on our website at http:// www.cgt-recycle.com. Information contained in our website is not incorporated by reference into this Form 20-F and you should not consider information on our website to be part of this Form 20-F.

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The aggregate fees billed for professional accounting services by Wei Wei & Co. LLP for the fiscal year ended September 30, 2024 and 2023 are as follows:

	Years Ended
	September 30,
	2024	2023
	(in thousands)
Audit fees	$250	$250
Audit-related fees	-	-
Tax fees	-	-
Total	$250	$250

The Audit Committee has determined that the provision to us by independent registered public accounting firms of non-audit services as listed above is compatible with independent registered public accounting firms maintaining its independence.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by an independent registered public accounting firm before that firm is retained for such services. The pre-approval procedures are as follows:

·	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

·	The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F-CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G-CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, CGT Holdings is subject to the applicable Cayman Islands law, its amended and restated memorandum and articles of association, as well as the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like CGT Holdings to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is CGT Holdings’ home country, may differ significantly from the Nasdaq corporate governance listing standards.

CGT Holdings currently relies on the home country practice exemption available to foreign private issuers and intend to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements in respect of the following: (1) Nasdaq Rule 5605(b) that requires (i) a majority of the board of directors must be comprised of independent directors, and (ii) the independent directors must have regularly scheduled meetings at which only independent directors are present; (2) Nasdaq Rule 5605(c) requiring each company must have, and certify that (i) it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A) and (ii) it has adopted a formal written audit committee charter and that the audit committee will review and assess the adequacy of the charter on an annual basis; (3) Nasdaq Rule 5605(d) requiring each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an independent director; (4) Nasdaq Rule 5605(e) requiring (i) director nominees must be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors, and (ii) a formal written charter or board resolutions, addressing the nominations process and such related matters be adopted; (5) Nasdaq Rule 5610 requiring each company to adopt a code of conduct applicable to all directors, officers and employees; (6) Nasdaq Rule 5620(c) requiring each company that is not a limited partnership to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock; (7) Nasdaq Rule 5635(a) requiring each company shall obtain shareholder approval for issuance of securities in connection with acquisitions for certain events, including, without limitation, transaction other than a public offering involving a sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or substantial shareholders of the Company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance; and (8) Nasdaq Rule 5635(c) requiring a shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

As a result, CGT Holdings’ shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information —D. Risk Factors—Risks Related to CGT Holdings’ Ordinary Shares and the Trading Market—CGT Holdings is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.”

CGT Holdings is a “controlled company” as defined under the Nasdaq rules because Mr. Shangzhao (Cizar) Hong owns more than 50% of our total voting power. For so long as CGT Holdings remains a controlled company under that definition, it is permitted to elect to rely, and may continue to rely, on certain exemptions from Nasdaq corporate governance rules, including (i) an exemption from the rule that a majority of its board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; and (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors.

As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements. See “Item 3. Key Information —D. Risk Factors—Risks Related to CGT Holdings’ Ordinary Shares and the Trading Market—CGT Holdings is a “controlled company” under the Nasdaq Rules, and CGT Holdings, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect CGT Holdings’ public shareholders.”

ITEM 16H-MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I-Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

ITEM 16J-INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. Our insider trading policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity is integral to our operation and management. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive approach to safeguarding our assets and operations.

We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft fraud extortion harm to employees or customers violation of privacy laws and other litigation and legal risk and reputational risk, as part of our overall risk management system and processes.

Our cybersecurity risks are assessed and managed by our Chief Executive Officer and the Chief Operation Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

For the fiscal the year ended September 30, 2024, we did not experience any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business operation or our financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Disruptions of our information technology system could harm our business and reduce our profitability” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Data security breaches and attempts thereof could negatively affect our reputation, credibility, and business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

PART III

ITEM 17-FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18-FINANCIAL STATEMENTS

The audited consolidated financial statements of Creative Global Technology Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	Amended and Restated Memorandum and Articles of Association.	S-8	4.1	1/22/2025
2.1	Specimen Certificate of Ordinary Shares	F-1	4.2	Initially filed on 7/19/2023
2.2	Description of share capital of the Registrant (incorporated herein by reference to (i) the sections titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1(File No. 333- 273329), as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and	F-1	—	Initially filed on 7/19/2023
	(ii) the Registrant’s registration statement on Form 8-A (File No. 001-42412).	Form 8-A	—	11/18/2024
4.1	Employment Agreement by and between the Registrant and Shangzhao (Cizar) Hong dated January 11, 2023	F-1	10.1	7/19/2023
4.2	Employment Agreement by and between the Registrant and Hei Tung (Angel) Siu dated January 11, 2023	F-1	10.2	7/19/2023
4.3	Employment Agreement by and between the Registrant and Hung Leung (Alan) Tsang dated January 11, 2023	F-1	10.3	7/19/2023
4.4	Form Purchase Order between CGTHK and Its Suppliers	F-1	10.4	7/19/2023
4.5	Form Sales Contract between CGTHK and Its Customers	F-1	10.5	7/19/2023
4.6	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant	F-1	10.10	7/19/2023
4.7	Form Director Service Agreement	F-1	10.11	7/19/2023
4.8	Creative Global Technology Holdings Limited 2024 Stock Incentive Plan	S-8	99.1	1/22/2025
8.1	Subsidiaries of Creative Global Technology Holdings Limited	Filed herewith	—	—
11.1	Code of Ethics	Filed herewith	—	—
11.2	Insider Trading Policy	Filed herewith	—	—
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Wei, Wei & Co. LLP	Filed herewith
97.1	Clawback Policy of the Registrant	Filed herewith
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

Date: January 30, 2025	By:	/s/ Shangzhao (Cizar) Hong
		Name:	Shangzhao (Cizar) Hong
		Title:	Chief Executive Officer

CREATIVE GLOBAL TECHNOLOGY HOLDING LIMITED. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Creative Global Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Creative Global Technology Holdings Limited and its subsidiaries (the “Company”) as of September 30, 2024, and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP
Flushing, New York
January 30, 2025

PCAOB ID No. 2388

We have served as the Company’s auditor since 2022.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2024 AND 2023

	2024	2023
ASSETS
Current assets:
Cash and equivalents	$443,322	$4,305,577
Accounts receivable, net	10,491,664	-
Prepayments, other receivables and other current assets	538,195	762,475
Inventories, net	3,842,072	5,750,381
Total current assets	15,315,253	10,818,433

Non-current assets:
Property, plant and equipment, net	26,568	15,920
Deferred offering costs	854,684	554,220
Right-of-use assets, net	123,446	-
Total non-current assets	1,004,698	570,140
Total Assets	$16,319,951	$11,388,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Taxes payable	$2,676,376	$1,757,908
Other payables and accrued liabilities	56,207	428,678
Lease liabilities – current	108,227	—
Total current liabilities	2,840,810	2,186,586

Non-current liabilities:
Deferred tax liabilities	266	2,430
Lease liabilities – non current	18,659	—
Total non-current liabilities	18,925	2,430
Total liabilities	2,859,735	2,189,016

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: USD $0.001 par value per share, 500,000,000 authorized; 20,000,000 shares issued and outstanding	20,000	20,000
Accumulated other comprehensive income (loss)	(15,584)	6,125
Retained earnings	13,455,800	9,173,432
Total shareholders’ equity	13,460,216	9,199,557
Total liabilities and shareholders’ equity	$16,319,951	$11,388,573

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	2024	2023	2022
Revenues	$35,611,761	$50,278,937	$27,859,228
Cost of revenues	(29,275,274)	(45,309,410)	(23,409,736)
Gross Profit	6,336,487	4,969,527	4,449,492

Operating expenses:
Selling and marketing	(32,738)	(34,132)	(39,615)
General and administrative	(1,118,217)	(1,141,069)	(368,199)
Total operating expenses	(1,150,955)	(1,175,201)	(407,814)

Income from operations	5,185,532	3,794,326	4,041,678

Other income (loss):
Other income	5,290	30,541	34,289
Other expenses	(2,726)	—	(26,688)
Interest income, net	(2,446)	10,269	16
Total other (loss) income, net	118	40,810	7,617

Income before income tax expenses	5,185,650	3,835,136	4,049,295

Income taxes	(903,282)	(679,815)	(642,497)

Net income	4,282,368	3,155,321	3,406,798

Other Comprehensive Loss
Foreign currency translation adjustment	(21,709)	24,697	(21,854)

Total Comprehensive Income	$4,260,659	$3,180,018	$3,384,944

Net income per share attributable to ordinary shareholders - basic and diluted	0.21	0.16	0.17
Weighted average number of ordinary shares used in computing net income per share - basic and diluted	20,000,000	20,000,000	20,000,000

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	Ordinary Shares		Accumulated other
	No. of Shares	Amount	comprehensive income (loss)	Retained Earnings	Total
Balance as of September 30, 2021	20,000,000	$20,000	$3,282	$2,611,313	$2,634,595
Foreign currency translation adjustment	—	—	(21,854)	—	(21,854)
Net income	—	—	—	3,406,798	3,406,798
Balance as of September 30, 2022	20,000,000	20,000	(18,572)	6,018,111	6,019,539
Foreign currency translation adjustment	—	—	24,697	—	24,697
Net income	—	—	—	3,155,321	3,155,321
Balance as of September 30, 2023	20,000,000	20,000	6,125	9,173,432	9,199,557
Foreign currency translation adjustment	—	—	(21,709)	—	(21,709)
Net income	—	—	—	4,282,368	4,282,368
Balance as of September 30, 2024	20,000,000	$20,000	$(15,584)	$13,455,800	$13,460,216

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$4,282,368	$3,155,321	$3,406,798
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	7,949	6,880	4,087
Amortization of right-of-use assets	74,119	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(10,491,664)	-	-
Prepayments, other receivables and other assets	227,252	2,485,935	(1,001,715)
Inventories, net	1,908,309	(1,865,112)	(808,039)
Right-of-use assets	(197,565)	-	-
Deferred taxes	(2,176)	(603)	2,082
Other payables and accrued liabilities	(374,684)	419,003	(1,583,251)
Taxes payable	914,775	673,214	634,526
Lease liabilities – current	108,465	-	-
Lease liabilities – non current	18,700	-	-
Net Cash Provided by (Used in) Operating Activities	(3,524,152)	4,874,638	654,488

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(18,597)	(3,784)	(17,143)
Net Cash (Used in) Investing Activities	(18,597)	(3,784)	(17,143)

Cash Flows from Financing Activities:
(Repayment)/Advances to/from a director	-	(992,228)	44,495
Payments for deferred offering costs	(299,324)	(554,022)	—
Net Cash Provided by (Used in) Financing Activities	(299,324)	(1,546,250)	44,495
Effect of Exchange Rate Changes on Cash and Equivalents	(20,182)	21,673	(20,395)
Net Increase (Decrease) in Cash and Equivalents	(3,862,255)	3,346,277	661,445
Cash and Equivalents, – Beginning of Year	4,305,577	959,300	297,855
Cash and Equivalents – End of Year	$443,322	$4,305,577	$959,300

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(1) Organization and Business Background

On January 11, 2023, CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED (the “Company” or the “Group”) was incorporated in the Cayman Islands, as an exempted company and is an investment holding company. The Company is headquartered and has operations in Hong Kong. The Company is primarily engaged in sourcing and reselling recycled consumer electronic devices through CGTHK, the Hong Kong entity conducting substantially all of our business operations. CGTHK has been sourcing pre-owned consumer electronic devices (mainly smartphones, tablets, and laptops) from suppliers in the U.S., Japan, and some other developed countries, and our customers subsequently sell these goods to Southeast Asia and other regions.

Name	Date of Incorporation or Establishment	Place of Incorporation or Establishment	Percentage of Ownership	Principal Activity
Subsidiary:
Creative Global Technology (BVI) Limited	January 12, 2023	British Virgin Islands	100%	Investment holding
Creative Global Technology Limited	May 17, 2016	Hong Kong	100%	Trading

Group reorganization

In March 2023, CGT Holdings completed a reorganization of its corporate structure. CGT Holdings owns 100% equity interest in Creative Global Technology (BVI) Limited (“CGT BVI”), a BVI holding company formed on January 12, 2023. On March 9, 2023, CGT BVI became the 100% owner of CGTHK.

The consolidated balance sheets as of September 30, 2024 and 2023 present the assets and liabilities of the aforementioned companies now comprising the Group as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements (the “CFS”).

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued by the Company is also detailed in Notes 10 and 15.

(2) Basis of Presentation and Significant Accounting Policies

Basis of Consolidation

The CFS of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated in consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, useful lives of property, plant and equipment, impairment of long-lived assets, inventory valuation, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes, uncertain tax position and going concern. Actual results could differ from these estimates.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“USD”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD was made at the following exchange rates:

Balance sheet items, except for equity accounts:
September 30, 2024	HKD7.7863 to $1
September 30, 2023	HKD7.8302 to $1

Statement of operations and cash flow items:
Year Ended September 30, 2024	HKD7.8130 to $1
Year Ended September 30, 2023	HKD7.8330 to $1
Year Ended September 30, 2022	HKD7.8217 to $1

Fair value measurement

The accounting standards regarding fair value (“FV”) of financial instruments and related FV measurements defines financial instruments and requires disclosure of the FV of financial instruments held by the Company.

The accounting standards define FV, establish a three-level valuation hierarchy for disclosures of FV measurements and enhance disclosure requirements for FV measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

●	Level 2 inputs to the valuation methodology include quoted prices, other than those included in Level 1 for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

The carrying amounts included in current assets and current liabilities in the consolidated balance sheets approximate their FVs because of the short-term nature of such instruments.

The Company values its short-term investment using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2. This investment has original maturities of less than 1 year and this carrying value approximates its FV.

Cash and equivalents

Cash and equivalents are cash at bank, which are unrestricted as to withdrawal or use, and which have original maturities less than three months.

Accounts receivable, net

Accounts receivable are trade receivables from customers. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The trade receivables are without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. As of September 30, 2024, and 2023, the balance of allowance for doubtful accounts was $0 and $0, respectively.

Prepayments, other receivables and other current assets

Prepayments are cash deposited or advanced to suppliers for future inventory acquisitions. This amount is refundable and bears no interest.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Other receivables and other current assets are short term in nature and primarily include deposits for office rental and. The Company estimates the allowance for other receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The other receivable was segmented into groups based on certain credit risk characteristics, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. No allowance was required as of September 30, 2024 or 2023.

Inventories

Inventories consist principally of pre-owned electronic devices for selling purpose and are stated at the lower of cost (first-in, first-out basis) or net realizable value. Cost includes freight-in charges, import expenses, and acquisition cost.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property, plant, and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property, plant, and equipment using the straight-line method over their estimated useful lives of the assets with no residual value. as follows:

Furniture and fixtures	4 years
Office equipment	4 years
Devices for rental	4 years
Leasehold improvement	2 years

Leases

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

For operating leases, lease expense is recognized on a straight-line basis over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Deferred offering costs

Deferred initial public offering (“IPO”) costs are costs incurred in connection with the Company’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid in capital upon completion of the planned IPO or charged to consolidated statements of operations and comprehensive loss if the planned IPO is not completed.

Other payables and accrued liabilities

Other payables and accrued liabilities primarily include deferred rental income, customers’ deposits, Mandatory Provident Fund payable and other accruals and payables.

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the years ended September 30, 2024, 2023 and 2022 and balances as of September 30, 2024 and 2023 are set out in Note 8.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenue principally from trading of pre-owned electronic devices and revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue from the following main sources:

a.	Wholesale of pre-owned electronic devices

For the wholesale of pre-owned electronic devices, the Company typically signs sales contracts with its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the product to the customer at Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the sales contract is payment in full before delivery.

b.	Retail sales of pre-owned electronic devices

For the retail sales of pre-owned electronic devices s, the customers comes up to the Company’s sales counter and after inspecting the pre-owned electronic devices and accepts the condition of the pre-owned electronic devices, the customers will pay in cash in full and sign the delivery order as evidence for acceptance of goods delivered. The signing of the delivery order serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the product to the customer at Company’s sales counter at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product.

c.	Device rental

The Company provides rental services for electronic devices to customers. The Company will sign rental contract with customers which will set forth the terms and conditions including the transaction price and period, products to be delivered, terms of delivery, and terms of payment. The rental contract is typically less than six months. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer and completed all the services agreed upon in the rental contract. The completion of this earning process is typically evidenced by a written customer acceptance of laptops at the beginning of the rental period and recognized over time on monthly basis during the rental period.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Cost of revenues

a.	Cost of wholesale of pre-owned electronic devices

Cost of wholesale of pre-owned electronic devices, which is directly related to revenue generating transactions, primarily consists of acquisition cost and shipping costs.

b.	Cost of device rental

Cost of device rental, which is directly related to revenue generating transactions, primarily consists of depreciation cost of the rental devices.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, promotion expenses and transportation expenses.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company follows ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted EPS is computed similar to basic EPS except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2024, 2023 and 2022.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company adopted Topic 326 on October 1, 2023. The adoption of the ASU 2016-13 did not have a material impact on our CFS.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the Company’s CFS.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(2) Basis of Presentation and Significant Accounting Policies (cont.)

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

(3) Accounts receivable

Accounts receivable as of September 30,2024 and 2023 consisted of the following:

	2024	2023
Accounts receivable	$10,491,664	$-
Less: allowance for doubtful accounts	-	-
	$10,491,664	$-

100% of accounts receivable were collected by December 31, 2024.

(4) Prepayments, other receivables and other current assets

Prepayments, other receivables and other current assets consisted of the following as of September 30, 2024, and 2023:

	2024	2023
Deposits and prepayments	$77,538	$47,437
Advance to suppliers	460,657	715,038
	$538,195	$762,475

(5) Inventories, net

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

The components of inventories were as follows of September 30, 2024, and 2023:

	2024	2023
Smartphones	$645,832	$3,623,387
Tablets	570,441	1,114,934
Laptops and others	2,625,799	1,012,060
Total inventories, net	$3,842,072	$5,750,381

(6) Property, plant and equipment, net

As of September 30, 2024, and 2023, property, plant and equipment, net consisted of the following:

	2024	2023
Devices for rental	$7,706	$7,742
Office equipment	12,657	20,191
Furniture and fixtures	4,838	946
	22,275	-
Total	47,476	28,879
Less: accumulated depreciation	(20,908)	(12,959)
Property, plant and equipment, net	$26,568	$15,920

No impairment loss was recorded for the years ended September 30, 2024,2023, and 2022.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(7) Leases

Our operating leases primarily consist of leases of offices and storage space. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset. As of September 30, 2024, the leases of offices and storage space are short-term leases of less over 12 months, the Company recognized operating lease rights of use assets and operating lease obligations according to ASC 842.

Supplemental balance sheet information related to leases was as follows as of September 30, 2024:

2024
Operating lease ROU assets	$123,446
Current operating lease obligation	$108,227
Non-current operating lease obligation	18,659
Total operating lease obligation	$126,886

Operating lease expense for the year ended September 30, 2024 was $ 77,385.

The undiscounted future minimum lease payment schedule as of September 30, 2024 is as follows by years:

2025	$112,772
2026	18,795
Total lease payments	131,567
Less: interest	4,681
Present value of lease liabilities	$126,886

(8) Related Party Balance and Transactions

Other than the amount due to Mr. Shangzhao (Cizar) Hong, described below, we had no other related party transactions during the fiscal years ended September 30, 2024, 2023 and 2022.

The short-term loans due to Mr. Hong are to provide the Company’s working capital needs, and are interest-free, unsecured and repayable on demand.

As of September 30, 2024, 2023 and 2022, the outstanding balances due to Mr. Hong were as follows:

	Nature	2024	2023	2022
		US$	US$	US$
Shangzhao (Cizar) Hong	To meet Company’s working capital needs	-	-	989,373

(9) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following as of September 30, 2024, and 2023:

	2024	2023
Customers’ deposits	-	$351,700
Other	$56,207	76,978
Totals	$56,207	$428,678

(10) Shareholders’ equity

Ordinary share

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on January 11, 2023, with an authorized share capital of US$50,000 divided into 50,000 shares of US$1 each. On the date of incorporation, 1 share was issued to Charlotte Cloete, which was transferred to HSZ Holdings Limited for US$1.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(10) Shareholders’ equity (cont.)

On April 11, 2023, the Company’s authorized share capital increased to US$500,000 divided into 500,000 shares of par value of US$1 each; and on April 11, 2023, the Company issued 19,999 ordinary shares to HSZ Holdings Limited at par value of US$1 each for US$19,999. After the transaction, the Company had 20,000 shares issued and outstanding at par value US$1 each.

On April 11, 2023, each of the issued and unissued ordinary shares of the Cayman Company was subdivided into 1,000 shares with a par value of US$0.001 each, as a result, the authorized share capital of the Company became US$500,000 divided into 500,000,000 ordinary shares with a par value of US$0.001 each. Total issued shares became 20,000,000 shares at par value US$ 0.001 each.

On November 26,2024, the Company closed its initial public offering (“IPO”) of 1,437,500 ordinary shares, par value $0.001 per share, at $4.00 per share. The gross proceeds from the IPO were $5.75 million, before deducting underwriting discounts and other related expenses.

The Company is authorized to issue one class of ordinary shares.

(11) Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiary in Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

The Company’s subsidiary incorporated in the British Virgin Islands (“BVI”) which is a BVI business company is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the BVI).

Hong Kong

The Company’s Hong Kong subsidiaries are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax was calculated at 16.5%, 16.5% and 16.5% of the estimated assessable profit for the years ended September 30, 2024,2023 and 2022. Tax losses, if any, can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

Significant components of the provisions for income taxes for the years ended September 30, 2024, 2023 and 2022 were as follows:

	2024	2023	2022

Provision for Income Taxes
Current Tax Provision Hong Kong	$905,452	$680,424	$640,396
Deferred Tax (Reversal)/Provision Hong Kong	(2,170)	(609)	2,101
Total Provision for Income Taxes	$903,282	$679,815	$642,497

During the years ended September 30, 2024, 2023, and 2022, the effective income tax rate was estimated by the Company to be 17.4%,17.7% and 15.9%, respectively.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(11) Income Taxes (cont.)

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows as of September 30, 2024, and 2023:

	2024	2023
Deferred tax liabilities
Depreciation expense of property, plant and equipment	$266	$2,430
Allowance for inventory	—	—

Less: valuation allowance	—	—
Total deferred tax liabilities	$266	$2,430

Uncertain tax positions

The Company evaluates uncertain tax position including the potential application of interest and penalties based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. All taxes were accrued and payable to the Hong Kong Government.

Taxes payable were income taxes as of September 30, 2024, and 2023:

(12) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company determined has only one operating segment.

The following table presents revenue by category for the years ended September 30, 2024,2023 and 2022, respectively:

	2024	2023	2022
Wholesale of pre-owned electronic devices	$35,548,886	$50,199,955	$27,646,484
Retail sales of pre-owned electronic devices	62,875	73,452	212,555
Device rental	-	5,530	189
	$35,611,761	$50,278,937	$27,859,228

The following table presents revenue by product category for the years ended September 30, 2024,2023 and 2022, respectively:

	2024		2023		2022
		%		%		%
Smartphones	$26,291,822	73.8	$41,104,583	81.8	$12,682,287	45.5
Tablets	2,588,041	7.3	3,648,756	7.3	10,198,626	36.6
Laptops and others	6,731,898	18.9	5,525,598	10.9	4,978,315	17.9
Total	$35,611,761	100.0	$50,278,937	100.0	$27,859,228	100.0

All revenues were from Hong Kong for the fiscal years 2024, 2023 and 2022.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(13) Risks and Uncertainties

The Company’s operations are in Hong Kong. Accordingly, any changes in demand, economic and political developments and regulatory changes in the region will have an effect on the Company’s business, results of operations and financial condition.

Customer concentration risk

For the years ended September 30, 2024, 2023 and 2022, customers accounting for 10% or more of total revenues are as follows:

	2024		2023		2022
Customer		%		%		%
A			$5,748,637	11.4
B			5,554,474	11.1	$5,509,926	19.8
C					6,519,947	23.4
D					4,178,670	15.0
E	$15,458,421	43.4
F	6,738,937	18.9

For the years ended September 30, 2024, 2023 and 2022,customers accounted for 10% or more of accounts receivable as follows:

	2024		2023		2022
Customer		%		%		%
C	$2,041,922	19.5	-	-	-	-
G	1,985,869	18.9	-	-	-	-
H	1,979,011	18.9	-	-	-	-
E	1,844,322	17.6	-	-	-	-
I	1,185,300	11.3	-	-	-	-

Vendor concentration risk

For the years ended September 30, 2024 ,2023 and 2022, the vendors which accounted for 10% or more of total purchases are as follows:

	2024		2023		2022
Vendor		%		%		%
A	$11,330,745	42.0	$15,063,407	32.4
B			11,397,173	24.5	$8,025,220	33.9
C	4,223,162	15.6	6,682,636	14.4
D					5,519,851	23.3
E	3,722,438	13.8

(14) Subsequent Events

The Company assessed all events from September 30, 2024 up through January 30, 2025, which is the date that these CFS are available to be issued, unless as disclosed below, there are no material subsequent events that require disclosure in these CFS.

On November 26, 2024, the Company closed its IPO of 1,437,500 ordinary shares, par value $0.001 per share, at $4.00 per share. The gross proceeds from the IPO were $5.75 million, before deducting underwriting discounts and other related expenses.

On January 17, 2025, the Company’s board of directors approved the 2024 Stock Incentive Plan, which was subsequently registered through Form S-8 filed on January 22, 2025. Under this equity incentive program, the Company has authorized the issuance of up to 4,287,500 Ordinary Shares for awards under the Plan.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

(15) Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information is based upon the subsequent transactions disclosed in Note 14 There were no effects on the Company’s revenue and comprehensive income for the year ended September 30, 2024.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
PROFORMA CONSOLIDATED BALANCE SHEET

	September 30, 2024
	(Unaudited)
	Consolidated Balance Sheet	Proforma Adjustments	Notes	Proforma Balance Sheet
Cash	$443,322	$4,882,500	(a)(c)	$5,325,822
Current assets	14,871,931	-		14,871,931
Total current assets	15,315,253	4,882,500		20,197,753

Property, plant and equipment, net	26,568	-		26,568
Right-of-use assets, net	123,446	-		123,446
Other	854,684	(854,684)	(b)	-
Total Assets	$16,319,951	$4,027,816		$20,347,767

Current liabilities	$2,840,810	$-		$2,840,810
Non-current liabilities	18,925	-		18,925
Total Liabilities	2,859,735	-		2,859,735

Ordinary shares: USD $0.001 par value per share, 500,000,000 authorized; 20,000,000 shares issued and outstanding	20,000	1,438	(a)	21,438
Additional paid-in capital	-	4,026,379	(b)(c)	4,026,379
Accumulated other comprehensive loss	(15,584)	-		(15,584)
Retained earnings	13,455,800	-		13,455,800
Total shareholders’ equity	13,460,216	4,027,816		17,488,032
Total Liabilities and Shareholders’ Equity	$16,319,951	$4,027,816		$20,347,767

Notes to Proforma Consolidated Balance Sheet

(a)	Additional shares issued $5,750,000.

(b)	Deferred offering costs deducted from the proceeds of an offering.

(c)	Underwriting Discount and Expenses $867,500.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024 AND 2023

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30, 2023
	As Reported	Pro Forma Adjustment	Pro Forma
Net Income(d)	$4,282,368	$-	$4,282,368
Weighted average number of ordinary shares used in computing net income per share basic and diluted(a)	20,000,000	1,437,500	21,437,500
Net income per share attributable to ordinary shareholders basic and diluted	0.21	-	0.20

Notes to Proforma Consolidated Statements of Operations

(a)	Additional shares issued.

(d)	There are no effects on total revenue and net income.