Form 20-F
period 2025-09-30
Creative Global Technology Holdings Ltd
filed 2026-01-30
CIK 1967822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025.

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

Hei Tung (Angel) Siu

Chief Executive Officer

Tel: +852 2690 9121

Email: ir@cgt-recycle.com

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, $0.001 par value	CGTL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of September 30, 2025, there were 25,725,000 ordinary shares outstanding, being the sum of 17,225,000 Class A ordinary shares and 8,500,000 Class B ordinary shares, par value US$0.001 per share.

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

☐ Yes ☐ No

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F:

●	The “Company,” “CGT Holdings,” “Registrant” or similar terms refer to Creative Global Technology Holdings Limited, a company incorporated under the laws of the Cayman Islands;

●	“We,” “us,” “our,” the “Group”, refer to CGT Holdings and its consolidated subsidiaries, unless the context otherwise indicates.

●	“Class A Ordinary Shares” or “Class A ordinary shares” refers to CGT Holdings’ Class A ordinary shares, par value $0.001 per share, which is entitled to 1 vote per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” refers to CGT Holdings’ Class B ordinary shares, par value $0.001 per share, which is entitled to 20 votes per share;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HKD,” “HK$” or “H.K. Dollars” refers to the official legal currency of Hong Kong;

●	“Ordinary Shares” refers to Class A Ordinary Shares and Class B Ordinary Shares;

●	“PRC” or “China” refers to the People’s Republic of China, including Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, for purposes of this annual report only; and in the future filings of the Company’s registration statements under the Securities Act of 1933, as amended, or its periodic reports under the Securities Exchange Act of 1934, as amended, the definition of China or PRC will include Hong Kong, Macau or Taiwan. And only in the context of describing PRC laws, the PRC laws do not include any law, regulation, statute, rule, order, decree, notice, and supreme court’s judicial interpretation or other legislation of the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

●	“US$,” “USD,” “$,” or “U.S. dollars” refers to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023.

This annual report contains translations of certain HKD amounts into U.S. dollars at the rate of HKD7.7836 to US$1.00, HKD7.7863 to $1, and HKD7.8302 to $1, the noon buying rate on September 30, 2025, 2024, and 2023, respectively. We make no representation that the HKD or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

CGT Holdings’ Class A Ordinary Shares are listed on the Nasdaq Stock Market, or Nasdaq, under the symbol “CGTL”.

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

The pre-owned consumer electronic devices industry is developing quickly. There are not many well-established wholesalers or retailers for pre-owned consumer electronic devices, nor are there any established industry standards for pre-owned consumer electronic devices market in general. We have been experimenting with several business strategies since the start of our business operations in 2016 to determine the most successful business model for our operations. We think our business model is unique, and we have a limited operating history on which investors can evaluate our business and prospects. Specifically, we only began operating our online retail business in 2021 and our device rental business in 2022. There is no assurance that our business model will remain effective or gain widespread acceptance as quickly or at the extent we predict. We have to explore different business practices, formulate pricing strategies, set up procedures and standards by ourselves and learn from our own experience. Given our limited history in operating online marketplaces, we cannot assure you that we will be able to successfully anticipate and respond to industry trends and customer behaviors, especially as we continue to broaden our customer base and diversify our product offerings. A potential investor in CGT Holdings’ Class A Ordinary Shares should carefully assess the risks we face as a result of our involvement in a new and rapidly evolving industry, and our attempt to execute on a new and untested business model. Our business model may not be successful, or we may not successfully manage the risks associated with this business model.

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

Our business has continued to develop over the past several years, our revenues have declined in recent periods, with total revenue of approximately US$50.2 million, US$35.5 million and US$21.1 million for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. While we intend to pursue initiatives designed to stabilize and grow our business, we may not achieve revenue growth, and we may continue to experience volatility or further declines in our revenues. We plan to further expand our sources of supply and customer base. For example, we plan to further expand our network into more countries in Southeast Asia to increase the circulation of pre-owned devices from developed economies like the U.S. to developing economies. In addition, we plan to upgrade our technology capabilities to improve the accuracy, speed, and cost-effectiveness of our proprietary process of testing, grading, and pricing for pre-owned devices. The strategies include upgrading our Hong Kong office with new technologies and further optimizing our pricing algorithm by continuing to leverage the database we developed and maintained. All these efforts will require significant managerial, financial and human resources. We cannot guarantee you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

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

For the years ended September 30, 2025 and 2024, approximately 90.4% and 98.9% of our revenues were derived from the sales of pre-owned Apple products, including iPhones, iPads, MacBooks, Apple Watches, etc. Such concentration exposes us to heightened risks relating to the Apple products. If Apple experiences disruptions in its production or supply chain, or major product quality problems, our business and results of operations will be adversely affected.

Our expansion into new product categories may expose us to new challenges and more risks.

Our business focused mostly on cellphones and tablets. For the fiscal years ended September 30, 2025 and 2024, CGTHK derived 65% and 81% of its revenue from the sale of cellphones and tablets respectively. Our business has expanded recently to include additional pre-owned consumer devices, including laptops, and wireless Bluetooth earbuds. In the future, we might diversify our pre-owned product offerings to include unmanned aerial vehicles, gaming consoles, cameras, and lenses. Increased risks and difficulties come with diversifying into new product and service offerings. It might be more challenging for us to predict client demand and preferences due to our lack of knowledge with these items and services and our lack of pertinent customer data pertaining to these products and services.

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

Since we began operating in 2016, we experienced periods of business growth. However, our operating results have fluctuated, and our revenues have declined in recent years. We cannot guarantee that we will be able to achieve growth or maintain our historical performance in the future. Our revenues may continue to decline or may not grow for a number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the pre-owned consumer electronic devices industry in Hong Kong and Southeast Asia, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If we are unable to stabilize or grow our business, investors’ opinions of our company and its future prospects could be negatively impacted, which could lead to a drop in the market value of CGT Holdings’ Class A Ordinary Shares.

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

Our net inventories were US$14.6 million as of September 30, 2025, and US$3.8 million as of September 30, 2024. As we plan to continue expanding our product offerings, we expect to include more types of pre-owned consumer electronic devices in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

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

CGTHK relies on its information technology systems, for its daily operations including sourcing, inventory management, sales, and accounting and financial management. Especially with our planned expansion into online retail sales and auction systems, the proper functioning of our information technology systems is instrumental to our future growth. Any disruption caused by failures in our information technology infrastructure equipment or communication networks could delay or otherwise adversely affect our business process, relationship with our customers, and results of operations.

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

As of September 30, 2025, we had one location used as storage space in Hong Kong. Before being sold to customers, the vast majority of the pre-owned consumer electronic devices we sell are first sent to our storage space for inspection, grading, and pricing. Our ability to provide services like inspection, grading, and pricing services could be materially and adversely affected, and the shipment of pre-owned consumer electronic devices could be delayed, if any business interruptions or accidents, such as health pandemics and fires, were to occur and harm pre-owned consumer electronic devices or our storage space. We cannot assure you that operation interruptions or service suspensions would not occur in the future. Any interruption or suspension of operation could have a material adverse effect on our market reputation, business, financial condition and results of operations.

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

We experience a moderate level of seasonality in our business primarily as a result of new product launches by consumer electronic devices manufacturers and promotional campaigns by e-commerce platforms in Hong Kong. In addition, new product launches by major cell phone brands such as Apple each year also boost our customer traffic and purchase orders. All of these activities can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild since we are in cooperation with multiple consumer electronic devices manufacturers which historically had product launches generally throughout a year. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of CGT Holdings’ Class A Ordinary Shares may fluctuate from time to time due to seasonality.

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

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Ms. Hei Tung (Angel) Siu, the chairman and chief executive officer of CGT Holdings, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

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

Prior to CGT Holdings’ initial public offering, CGT Holdings was a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting (“ICFR”). In preparing our consolidated financial statements as of and for the year ended September 30, 2025, we identified two material weaknesses in our internal control over financial reporting: (1) we lack sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and (2) we lack formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remediate these deficiencies. We are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address these deficiencies in our ICFR, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Our independent registered public accounting firm must attest to and report on the effectiveness of our ICFR after we become not qualified as an emerging growth company. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management may conclude that our ICFR is not effective in the future. Moreover, even if our management concludes that our ICFR is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our ICFR. If we fail to maintain the adequacy of our ICFR, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective ICFR in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the Class A Ordinary Shares, may be materially and adversely affected.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of CGT Holdings’ Class A Ordinary Shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of Nasdaq. We are subject to the Sarbanes-Oxley Act of 2002. Our independent registered public accounting firm must attest to and report on the effectiveness of our ICFR after we become not qualified as an emerging growth company. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. In preparing our consolidated financial statements as of and for the year ended September 30, 2025, we identified two material weaknesses in our internal control over financial reporting: (1) we lack sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and (2) we lack formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remediate these deficiencies. We are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class A Ordinary Shares may not be able to remain listed on Nasdaq.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of CGT Holdings’ Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

The Hong Kong legal system embodies uncertainties which could negatively affect our ability to remain listed on Nasdaq and limit the legal protections available to you and us. As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. However, if the PRC reneges on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system, and may in turn bring about uncertainty in, for example, keeping CGT Holdings’ Class A Ordinary Shares listed on Nasdaq. This also could materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

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

Our business operations may be adversely affected by the current and future political environment in the PRC. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties for you and us. Our ability to operate in Hong Kong, conduct overseas offerings and continue to investment in Hong Kong based issuers may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any such actions (including divesture or similar actions) could result in a material adverse effect on us and on your investment in us and could render CGT Holdings’ Class A Ordinary Shares and your investment in CGT Holdings’ Class A Ordinary Shares worthless.

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

Our Hong Kong subsidiary may be subject to restrictions on paying dividends or making other payments to us, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of CGT Holdings’ Class A Ordinary Shares. Dividends payable to our foreign investors and gains on the sale of CGT Holdings’ Class A Ordinary Shares of Class A Ordinary Shares by our foreign investors may become subject to tax by the PRC.

CGT Holdings is a holding company incorporated in the Cayman Islands with its operating subsidiary located in Hong Kong. Accordingly, most of our cash is maintained in Hong Kong Dollars. We conduct no other business and, as a result, we depend entirely upon our Hong Kong operating subsidiary’s earnings and cash flow. If we decide in the future to pay dividends, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary. There are currently no restrictions of transferring funds between our Cayman Islands holding company and our operating subsidiary in Hong Kong or limitations on the ability of our Hong Kong subsidiary to issue dividends or other distributions to its overseas shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong, like our Hong Kong operating subsidiary. There is a possibility that the PRC government could prevent our cash maintained in Hong Kong from leaving or the PRC could restrict the deployment of the cash into our business or for the payment of dividends. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause CGT Holdings’ Class A Ordinary Shares to significantly decline in value or become worthless.

The market price for CGT Holdings’ Class A Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently there have been heightened tensions in the economic and political relations between the U.S. and China. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then Hong Kong chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the U.S. and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of CGT Holdings’ Class A Ordinary Shares could be adversely affected.

Our business, financial condition and results of operations, and/or the value of CGT Holdings’ Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

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

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of the PRC must conduct their business activities. CGTHK, our operating entity, is a Hong Kong-based company with no substantive operations in the mainland of China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of CGT Holdings’ Class A Ordinary Shares, which would materially affect the interest of the investors.

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

If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of CGT Holdings’ Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

We are not currently required to obtain permission from the PRC government for the trading of CGT Holdings’ Class A Ordinary Shares on Nasdaq, however there is no guarantee that this will continue to be the case in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of CGT Holdings’ Class A Ordinary Shares to significantly decline or be worthless.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in CGT Holdings’ Class A Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in CGT Holdings’ Class A Ordinary Shares could be rendered worthless. In addition, major issues with other U.S. listed Chinese companies in the future, could have a negative effect on the value of your investment, even though CGT Holdings is not involved.

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

As such, the Group could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Group may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Group’s operation could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Given that the PRC government may intervene or influence our operations at any time with little to no advanced notice, it could result in a material change in our operation and the value of CGT Holdings’ Class A Ordinary Shares. Given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Although the Group is currently not required to obtain permission from any PRC regulatory authorities and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, CGT Holdings’ Class A Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to trade on a U.S. exchange in the future.

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

Risks Related to CGT Holdings’ CLASS A Ordinary Shares and the trading market

CGT Holdings’ Class A Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting and the cessation of trading of CGT Holdings’ Class A Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment.

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

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCAA, which requires a company to identify in its annual report, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. After we become a public company, if the SEC determines have three consecutive non-inspection years, the SEC will issue a stop order to prohibit the trading of CGT Holdings’ Class A Ordinary Shares.

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

Our former auditor, Wei, Wei & Co., LLP, as an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts inspections to assess its compliance with applicable professional standards. Wei, Wei & Co., LLP is not a PCAOB-registered public accounting firm in the mainland of China or Hong Kong that is subject to the PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe that Wei, Wei & Co., LLP would not permit an inspection by the PCAOB or that it is not subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. CGT Holdings’ Class A Ordinary Shares could still be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

Our current auditor, Edward Associate CPA PLLC, as an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts inspections to assess its compliance with applicable professional standards. Edward Associate CPA PLLC is not a PCAOB-registered public accounting firm in the mainland of China or Hong Kong that is subject to the PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. We are not aware of any reasons to believe that Edward Associate CPA PLLC would not permit an inspection by the PCAOB or that it is not subject to such inspection. However, given the recent developments, we cannot assure you whether PCAOB or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. CGT Holdings’ Class A Ordinary Shares could still be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China. Furthermore, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB, and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

The market price for CGT Holdings’ Class A Ordinary Shares may be volatile.

The market price for CGT Holdings’ Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of CGT Holdings’ Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding CGT Holdings’ Class A Ordinary Shares, the price of CGT Holdings’ Class A Ordinary Shares and trading volume could decline.

The trading market for CGT Holdings’ Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of CGT Holdings’ Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of CGT Holdings’ Class A Ordinary Shares and the trading volume to decline.

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

Certain companies with public floats comparable to CGT Holdings’ public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. CGT Holdings may experience similar volatility, which may make it difficult for prospective investors to assess the value of its Class A Ordinary Shares.

In addition to the risks addressed above in “— The market price for CGT Holdings’ Class A Ordinary Shares may be volatile”, CGT Holdings’ Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. As of the date of this report, CGT Holdings has a relatively small public float due to the relatively small size of its initial public offering, the ownership percentage of its executive officers and directors, and greater than 5% shareholders. As a result of its small public float, CGT Holdings’ Class A Ordinary Shares may be less liquid and have greater share price volatility than the shares of companies with broader public ownership. The rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of CGT Holdings’ Class A Ordinary Shares. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. In addition, you may experience losses, which may be material, if you purchase CGT Holdings’ Class A Ordinary Shares prior to any price decline.

We have adopted a share incentive plan, and may grant options or other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

On January 17, 2025, CGT Holdings’ board of directors approved the 2024 Stock Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of our business. Under the 2024 Stock Incentive Plan, we are authorized to grant options. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2024 Stock Incentive Plan is 4,287,500.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees. We have granted 4,287,500 shares or other awards under the 2024 Stock Incentive Plan as of the date of this annual report, we may grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We expect to grant equity awards to key employees under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the value of CGT Holdings’ Class A Ordinary Shares to decline.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of CGT Holdings to effect service of process or to enforce judgements obtained in the United States courts.

CGT Holdings’ corporate affairs are governed by its second amended and restated memorandum and articles of association (as may be amended from time to time) and by the Cayman Islands Companies Act (Revised) (the “Companies Act”) and common law of the Cayman Islands. The rights of shareholders to take legal action against CGT Holdings’ directors and CGT Holdings, actions by minority shareholders and the fiduciary responsibilities of CGT Holdings’ directors to CGT Holdings under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of CGT Holdings’ shareholders and the fiduciary responsibilities of the directors of CGT Holdings under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. CGT Holdings’ currently in-effect second amended and restated memorandum and articles of association provide that upon the requisition of any one or more of its shareholders holding shares which carry in aggregate not less than 10% of the rights to vote at such general meetings, its board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, CGT Holdings’ current second amended and restated memorandum and articles of association do not provide its shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

CGT Holdings’ Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

CGT Holdings’ Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing CGT Holdings’ Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be caused by a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of CGT Holdings’ Class A Ordinary Shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in CGT Holdings’ Class A Ordinary Shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for CGT Holdings’ Class A Ordinary Shares may not develop or be sustained.

Volatility in CGT Holdings’ Class A Ordinary Shares price may subject us to securities litigation.

When compared to seasoned issuers, the market for CGT Holdings’ Class A Ordinary Shares may experience significant price volatility, and we anticipate that our share price may be more volatile than a seasoned issuer for the foreseeable future. Following times of volatility in the market price of a company’s ordinary shares, plaintiffs have frequently started securities class action litigation against that company in the past. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, CGT Holdings may have to issue additional securities at prices which may result in substantial dilution to CGT Holdings’ shareholders.

If CGT Holdings raises additional funds through the sale of equity or convertible debt, the current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Class A Ordinary Shares outstanding. CGT Holdings may have to issue securities that may have rights, preferences, and privileges senior to CGT Holdings’ Class A Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

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

As an “emerging growth company” under applicable law, we are subject to reduced disclosure requirements. Such reduced disclosure may make CGT Holdings’ Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find CGT Holdings’ Class A Ordinary Shares less attractive as a result, there may be a less active trading market for CGT Holdings’ Class A Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incurred significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of CGT Holdings’ initial public offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of CGT Holdings’ Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the last business day of the CGT Holdings’ most recently completed fiscal year, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

As of the date of this annual report, Mr. Shangzhao (Cizar) Hong, the founder of CGT Holdings, holds a majority of the voting power of CGT Holdings. Therefore, CGT Holdings qualifies as a “controlled company” under the Nasdaq Rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of CGT Holdings’ directors be independent, as defined in the Nasdaq Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. CGT Holdings may elect to rely on any of such exemptions so long as it remains a controlled company and during any transition period following the time when CGT Holdings is no longer a controlled company. Should CGT Holdings choose to do so, you would not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

If our financial condition deteriorates, we may not meet continued listing standards on Nasdaq.

Nasdaq requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on Nasdaq, CGT Holdings must meet the following criteria:

●	CGT Holdings’ shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of CGT Holdings’ publicly held Class A Ordinary Shares must be at least $1,000,000;

●	The minimum bid price for CGT Holdings’ Class A Ordinary Shares must be at least $1.00 per share;

●	CGT Holdings must have at least 300 shareholders;

●	CGT Holdings must have at least 500,000 publicly held shares; and

●	CGT Holdings must have at least 2 market makers.

If CGT Holdings’ Class A Ordinary Shares are delisted from Nasdaq at some later date, CGT Holdings’ shareholders could find it difficult to sell CGT Holdings’ shares. In addition, if CGT Holdings’ Class A Ordinary Shares are delisted from Nasdaq at some later date, we may apply to have CGT Holdings’ Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than Nasdaq. In addition, if CGT Holdings’ Class A Ordinary Shares are not so listed or are delisted at some later date, CGT Holdings’ Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in CGT Holdings’ Class A Ordinary Shares might decline. If CGT Holdings’ Class A Ordinary Shares are not so listed or are delisted from Nasdaq at some later date or become subject to the penny stock regulations, it is likely that the price of CGT Holdings’ Class A Ordinary Shares would decline and that CGT Holdings’ shareholders would find it difficult to sell their Class A Ordinary Shares.

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

Because our business is conducted in Hong Kong dollars and the price of CGT Holdings’ Class A Ordinary Shares are quoted in United States Dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in USD. Changes in the exchange rate between the Hong Kong dollar and USD affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the U.S. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although CGT Holdings’ Class A Ordinary Shares are denominated in USD, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the USD and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in CGT Holdings’ Ordinary Shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). We will be treated as owning our proportionate share of the assets and earnings of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Based upon our current and expected income and assets, and the market price of CGT Holdings’ Ordinary Shares, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be classified as a PFIC, the determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue Service, or the IRS, could challenge our classification of certain income and assets as non-passive, which could result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of CGT Holdings’ Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds CGT Holdings’ Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds CGT Holdings’ Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares. For more information see “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Rules.”

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

CGTHK, the operating entity conducting substantially all of our business operations, was founded under the laws of Hong Kong in 2016. Since its formation, CGTHK has been engaged in the business of sourcing pre-owned consumer electronic devices (mainly smartphones, tablets, and laptops) from suppliers in the U.S., Japan, and some other developed countries, pursuant to the orders placed by wholesalers that will sell these goods in Southeast Asia and other areas. Although CGTHK has been expanding into the retail and leasing of consumer electronic devices business since 2021, the traditional wholesale of pre-owned consumer electronic devices business still accounted for over 99.8% of CGTHK’s revenue for the fiscal year ended on September 30, 2025.

Closing of IPO

On November 27, 2024, CGT Holdings closed its initial public offering (the “IPO”) of ordinary shares, par value $0.001 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-273329), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on November 18, 2024. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with Benjamin Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), the Company sold a total of 1,437,500 Shares, including the additional 187,500 Shares underlying the over-allotment options, which was fully exercised by the Underwriters on November 26, 2024, at an offering price of $4.00 per share for gross proceeds of $5,750,000. The net proceeds to the Company from the Offering, after deducting discounts, expense allowance, and expenses, were approximately $3.50 million.

Corporate Information

CGT Holdings’ Class A Ordinary Shares are traded on Nasdaq under the same ticker symbol “CGTL,” Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 1001. Our principal executive offices are located at Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong. We can be reached by telephone at +852 2690 9121 and our websites are www.cgt-recycle.com and https://cgt-electronics.com. The Securities and Exchange Commission (SEC) maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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

Currently, our business consists of the (1) wholesale, and (2) retail of pre-owned consumer electronic devices.

Wholesale of Pre-owned Consumer Electronic Devices

The pre-owned electronic devices wholesale business is the primary business of CGTHK. CGTHK generating revenue of US$21.1 million. US$35.5 million and US$50.2 million for the years ended September 30, 2025, 2024 and 2023 respectively.

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

Retail of Pre-owned Consumer Electronic Devices

In the year ended September 30, 2021, CGTHK launched its retail business, offering consumers in Hong Kong an access to recycled consumer electronic devices. CGTHK orders from suppliers for pre-owned electronics that it believes most popular based on its own database. CGTHK displays the available products on its website. Local consumers in Hong Kong will inquire and place orders online, and come to CGTHK’s storage space to inspect, pick up, and complete payment for the selected devices.

CGTHK’s retail business is still in the early stages. For the years ended September 30, 2025, 2024, and 2023 retail business generating revenue of US$45,419, US$62,875, and US$73,452, respectively. CGTHK plans to increase the number and expand types of devices offered in the upcoming years.

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

Products – pre-owned consumer electronic devices

The recycled consumer electronic devices offered by CGTHK include smartphones (iPhone, Samsung), tablets (iPad, Samsung Tablet), laptops (MacBook), and other accessories (smartwatches, headphones, etc.). For the years ended September 30, 2025, 2024, and 2023, revenues from Apple products (iPhones, iPads, MacBooks, Apple Watches, etc.) over 90.4%, 98.9%, and 99.5% of our revenue, respectively. Below are charts listing the products CGTHK sold and the respective percentage of sales by value for each category of products for the fiscal years ended September 30, 2025 and 2024, respectively.

	Years ended September 30,
	2025	2024	2023
Smartphones	60.9%	73.8%	81.8%
Tablets	4.3%	7.3%	7.3%
Laptops and others (smartwatches and wireless headphones)	34.9%	18.9%	10.9%

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

For the years ended September 30, 2025, 2024, and 2023, the purchases from the top five suppliers accounted for 70.1%, 83.7% and 80.2% of the total purchases, respectively.

For the years ended September 30, 2025, 2024 and 2023, the vendors which accounted for 10% or more of total purchases are as follows:

	2025		2024		2023
Vendor		%		%		%
A	$5,785,990	19.7	$-	-	-	-
B	4,903,050	16.7	-	-	$-	-
C	4,384,274	15.0	3,722,438	13.8	-	-
D	3,352,637	11.4	-	-	-	-
E	-	-	11,330,745	42.0	15,063,407	32.4
F	-	-	-	-	11,397,173	24.5
G	-	-	4,223,162	15.6	6,682,636	14.4

Customers

Wholesale customer

CGTHK currently derives most of its revenues from consumer electronic devices wholesalers. Such wholesalers purchase recycled consumer electronic devices from CGTHK and then resell them in Southeast Asia and other areas. For the years ended September 30, 2025, 2024 and 2023, sales to the wholesale clients accounted for 99.8%, 99.8%, and 99.8% of CGTHK’s total revenue, respectively. For the years ended September 30, 2025, 2024, and 2023, CGTHK’s largest clients accounted for 34.7% 43.4%, and 11.4% of total revenue, respectively, while the five major clients represented 88.6%, 84.5%, and 41.8% of total revenue, respectively.

Retail consumers

In addition to the wholesale clients, CGTHK has started its retail business section facing individual consumers since 2021. For the years ended September 30, 2025, 2024, and 2023, the retail sales accounted for 0.2%, 0.2% and 0.2% of CGTHK’s total revenue, respectively.

For the years ended September 30, 2025, 2024 and 2023, customers accounting for 10% or more of total revenues are as follows:

	2025		2024		2023
Customer		%		%		%
A	7,331,333	34.7	$15,458,421	43.4	-	-
B	4,042,798	19.1	6,738,937	18.9
C	3,759,910	17.8			5,554,474	11.0
D	-				5,748,637	11.4

For the years ended September 30, 2025, 2024 and 2023, customer accounted for 10% or more of accounts receivable are as follows:

	2025		2024		2023
Customer		%		%		%
E	-	-	2,041,922	19.5	-	-
F	-	-	1,985,869	18.9	-	-
G	-	-	1,979,011	18.9	-	-
A	-	-	1,844,322	17.6	-	-
H	-	-	1,185,300	11.3	-	-

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

Experienced and dedicated management team

CGTHK has an experienced and dedicated management team. CGTHK’s CEO, Ms. Hei Tung (Angel) Siu, has over 8 years in the recycled consumer electronic devices industry. Under Ms. Siu’s leadership, the management team has maintained good relationships with key suppliers and clients in the industry.

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

Business STRATEGIES

CGTHK is in the early stages of development and keeps exploring new business opportunities.

Organically expand the wholesale business and develop a wholesale auction market

CGTHK plans to further expand its wholesale client base in recycled consumer electronic devices by exploring sales of products through auctions. The auction sales is expected to supplement CGTHK’s traditional business model of individual negotiations and attract potential clients and the price achieved through the auction process to help CGTHK get better knowledge of the prevailing market trend and feed CGTHK’s database and pricing algorithm.

Diversify the product portfolio

CGTHK is engaged in the business of recycled consumer electronic devices cell phones, laptops, and other accessories. With the experience and capital gained over the years, CGTHK intends to further diversify its product portfolio by participating in handheld game console recycling, unmanned aerial vehicle (UAV) recycling, and digital camera and lens recycling.

Expand into strategic overseas markets

To shorten the supply chain and better interact with the clients located in these strategic markets, CGTHK intends to set up sales operations or strategic alliance in Malaysia, Thailand and Vietnam in the next five years. This strategic move may help increase its revenues and market presence.

Establish a repair and refurbishment factory

To make better use of the acquired pre-owned electronic devices, CGTHK intends to establish a repair and refurbishment factory in the next 24 months. This will enable CGTHK to pursue opportunities in monetizing spare parts from retired devices and provide additional services to its customers. CGTHK is also evaluating the environmental and regulatory implications to make this plan environmentally and socially responsible.

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

Radio Dealers License (unrestricted)

CGTHK has obtained the Radio Dealers License (Unrestricted), the document required to conduct the trade or business in apparatus or material for radio-communications or any components part thereof, including the performing of repairs and refurbishment, and the import and export of radio-communications transmitting apparatus. The current term of the License will expire on April 30, 2026. CGTHK will comply with the requirements and keep the license valid.

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

Insurance

CGTHK keeps insurance policies in accordance with its business needs. The policies currently in place include those covering the lease of property, business interruption, personal accidents, and employees’ compensation insurance. The policies are renewed annually at a market annual rate of HK$36,078 (approximately US$4,655).

SEASONALITY

We experience a moderate level of seasonality in our business primarily as a result of new product launches by consumer electronic devices manufacturers and promotional campaigns by e-commerce platforms in Hong Kong. In addition, new product launches by major cell phone brands such as Apple each year also boost our customer traffic and purchase orders. All of these activities can affect our results for those quarters. Overall, the historical seasonality of our business has been relatively mild since we are in cooperation with multiple consumer electronic devices manufacturers which historically had product launches generally throughout a year. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of CGT Holdings’ Class A Ordinary Shares may fluctuate from time to time due to seasonality.

Legal Proceedings

As of the date of this annual report, to the management’s best knowledge, the Group is not subject to or under threat of any litigation or legal proceeding that would cause material adverse effect on the business of the Group.

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

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”)

The IRO is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. The standard profits tax rate for corporations is at 16.5%. Under the two-tiered profits tax rates regime, commencing from the year of assessment 2018/2019, the first two million of profits in Hong Kong dollars earned by a Hong Kong entity (except those with a connected entity which is nominated to be chargeable at the two-tiered rates) will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In other words, within a group of connected entities, only one entity can enjoy the two-tiered profits tax rates. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation. As our Group carries out business in Hong Kong, we are subject to the profits tax regime under the IRO.

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

Hong Kong Laws and Regulations Relating to Trade Descriptions

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “TDO”), aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment. It is also an offence for any person to have in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied. To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offence. What constitutes a material degree will vary with the facts.

Contravention of the prohibitions in the TDO is an offence, and the offender is liable to fine and imprisonment. However, the TDO also provides regulators with the ability to accept (and publish) written undertakings from businesses and individuals not to continue, repeat or engage in unfair trade practices in return of which regulator will not commence or continue investigations or proceedings relating to that matter. Regulators are also empowered to seek an injunction against businesses and persons engaging in unfair trade practices or who have breached an undertaking.

Hong Kong Laws and Regulations Relating to Sale of Goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “SOGO”), in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample. Where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defect, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample. Under SOGO, where any right, duty or liability would arise under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by usage if the usage is such as to bind both parties to the contract.

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

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) (the “TO’’)

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

Radio Dealers Licenses have different dates of grant and are valid for 12 months. CGTHK’s radio dealers license will expire on April 30, 2026, and will be renewed upon expiry (subject to the discretion of OFCA). We will renew the Radio Dealers Licenses in accordance with the Telecommunications Regulations (Chapter 106A of the Laws of Hong Kong) by paying the required renewal fee to OFCA. We are not aware of any legal impediment to renew the Radio Dealers Licenses subject to the conditions below: (I) We have to pay to OFCA the required renewal fee as may from time to time be determined and required by OFCA on or before the respective date of expiry of the Radio Dealers Licenses; and (II) We have to comply with the “General Conditions to be observed by Licensee of Radio Dealers License (Unrestricted)” and the “Conditions” set out in the Radio Dealers Licenses.

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

The CGSO prohibits a person from supplying, manufacturing, or importing into Hong Kong consumer goods unless the consumer goods comply with the general safety requirement or an approved standard for consumer goods. Currently there is no approved standard which has been approved in any regulation to the CGSO. Contravention with the above requirement is an offence and the offender is liable to fine and imprisonment.

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

The CGSR requires any warning or caution affixed on any consumer goods or their packages to be in both the English and the Chinese languages. The warning or caution shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package. Any person who supplies consumer goods which do not comply with the above requirements commits an offence and is liable to fine and imprisonment.

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

The EPSR provides for the safety requirements for different electrical products, and prohibits any person from supplying an electrical product without a certificate of safety compliance being issued in respect of the product and the product complies with the applicable safety requirements. Any person who supplies an electrical product which fails to comply with the applicable safety requirements commits and offence and is liable to fine and imprisonment, unless he shows that he took all reasonable steps and exercised all due diligence to avoid committing the offence.

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

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “I&EO”), Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) (the “I&EGR”), and Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “I&ERR”)

The I&EO regulates and controls, inter alia, the import of articles into and the export of articles from Hong Kong. Except under and in accordance with a license, import and export of the articles listed in Schedules 1 and 2 (respectively) of the I&EGR are prohibited. Our Group does not import or export any such prohibited articles. Any person who imports and exports any prohibited article without a license commits an offence and is liable to fine and imprisonment.

The I&ERR requires, inter alia, every person who imports or exports any article other than an exempted article to lodge with the Commissioner of Customs and Excise an accurate and complete import declaration within 14 days relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner may specify. Articles exempted from the declaration requirement include, amongst others, (i) any postal packet the contents of which are valued at less than HK$4,000, (ii) any article consisting solely of and marked clearly as a sample of a product intended to be distributed free of charge for the purpose of advertising the product, and (iii) any article consisting solely of and marked clearly as a sample, valued at less than HK$1,000, of a product intended to be used for advertising the product. Any person who fails or neglects, without reasonable excuse, to file the declaration using services provided by a specified body within 14 days, or, where he has such excuse, fails or neglects to lodge such declaration in such manner as soon as is practicable after the cessation of such excuse, commits an offence and is liable on summary conviction to a fine and a daily fine. In addition to any fines imposed, a penalty would also be payable for late declaration in accordance with a prescribed scale depending on the length of the delay.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (the “OLO”)

The OLPO regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The OLO imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Hong Kong Laws and Regulations Relating to Intellectual Properties Rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”) provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trademark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trademark. However, pursuant to section 20 of the TMO, a registered trade mark is not infringed by the use of trade mark in relation to goods which have been put on the market anywhere in the world under that trade mark by the owner or with his consent (whether express or implied or conditional or unconditional), unless the condition of the goods has been changed or impaired after they have been put on the market, and the use of the registered trade mark in relation to those goods is detrimental to the distinctive character or repute of the trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong) provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Patents (Amendment) Ordinance 2016, which came into full effect in Hong Kong on December 19, 2019 provides a new framework for a new patent system — an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“CO”) provides comprehensive protection for recognized categories of underlying works such as literary, dramatic, musical and artistic works. The CO restricts unauthorized acts such as copying and/or making available copies to the public of a copy right work. The CO provides that a person commits an offence if he, without the license of the copyright owner of a copyright work imports an infringing copy of the work into Hong Kong, at any time within 15 months beginning on the first day of publication of the work in Hong Kong or elsewhere, otherwise than for his private and domestic use.

Hong Kong Laws and Regulations Relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. It imposes three key rules: (i) the first conduct rule prohibits agreements between undertakings which have the object or effect of preventing, restricting or distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers involving carrier licence holders within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) that have or are likely to have the effect of substantially lessening competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties linked to the offender’s total gross revenues obtained in Hong Kong.

Hong Kong Laws and Regulations Relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), all employees covered by the EO, irrespective of their hours of work, are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays. According to the EO, an employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to a fine and imprisonment. Employees who are employed under a continuous contract are further entitled to such benefits as rest days, paid annual leave, sickness allowance, severance payment and long service payment, etc.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. Section 7A of the MPFSO requires an employer who is employing a relevant employee to, for each contribution period occurring after that commencement (i) from the employer’s own funds, contribute to the relevant registered scheme the amount determined in accordance with MPFSO; and (ii) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with MPFSO. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to the minimum and maximum relevant income levels. For monthly-paid employees, the minimum and maximum relevant income levels are HK$7,100 and HK$30,000 respectively. An employer who fails to comply with such a requirement may face a fine and imprisonment.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries or death at work in respect of all of their employees. Under the ECO, if an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2025, the statutory minimum wage rate was increased from HK$40 to HK$42.1 per hour. Failure to comply with MWO constitutes an offence under EO.

Pursuant to Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”), employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable to fine and imprisonment.

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

Facilities

CGTHK is based in Hong Kong. As of the date of this annual report, we do not own any real estate. CGTHK currently leases Unit 2, 10/F, and Unit 3, 22/F and Unit 5, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong as its office and storage space, aggregating 3,177 sq.ft. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Intellectual Property

CGTHK regards its trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to its success, and relies on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect its proprietary rights. The Group has no registered intellectual property or domain name except for the trade mark registered with the Hong Kong Intellectual Property Department on June 23, 2023 (Hong Kong registration no. 306277753, filed June 19, 2023, expiring June 23, 2033), and the domain names https://cgt-electronics.com and https://cgt-recycle.com. In addition, the “CGT” trademark has been registered with the United States Patent and Trademark Office on the Principal Register (Reg. No. 7,700,864, registered February 25, 2025; U.S. application serial no. 98-081,922, filed July 12, 2023).The U.S. registration covers International Classes 9, 16 and 35..

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

Overview

We conduct substantially all of our business operations through CGTHK, a Hong Kong Company founded in 2016. Since its formation, CGTHK has been engaged in the business of sourcing pre-owned consumer electronic devices (mainly smartphones, tablets, and laptops) from suppliers in the U.S., Japan, and some other developed countries, pursuant to the orders placed by wholesalers that will sell these goods in Southeast Asia and other areas. Our revenue for the years ended September 30, 2025, 2024 and 2023 was US$21,150,042, US$35,611,761, and US$50,278,937 respectively.

We generate most of our revenue from the recycled consumer electronic devices wholesale business, which was 99.8%, 99.8% and 99.8% of our total revenue for the fiscal years ended September 30, 2025, 2024 and 2023, respectively. We diversified our business operations by launching our retail business in December 2021.Our retail business for consumer electronic devices accounted for 0.2% of our total revenue for the year ended September 30, 2025, compared to 0.2% and 0.2% for the years ended September 30, 2024 and 2023, respectively.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our relationships with major customers

Our future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the years ended September 30, 2025, 2024 and 2023, the total sales to our five largest customers were 88.6%, 84.5% and 41.8% of our total revenue, respectively, and the total sales to our largest customer were 34.7%, 43.4% and 11.4% of our total revenue, respectively. There is no assurance that our five largest customers will continue to be satisfied with our services and products, or will continue to be our customer and we may not be able to diversify our customer base or otherwise locate new customers to engage us at comparable rates and terms, or at all. Any material deteriorations in our relationships with any of our five largest customers may materially and adversely affect our business, results of operations and financial condition.

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

Supply chain

74.8% of CGTHK’s purchase orders are fulfilled by airfreight. Additionally, CGTHK’s customers rely on a stable supply chain to transport and distribute the devices purchased from CGTHK. Therefore, our business and outcome of operations significantly depend on the stability of the global supply chain.

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

The majority of our current revenues is generated from Apple products. Though Apple sells their own products through the “Certified Refurbished” program, we do not compete directly with Apple in selling pre-owned Apple products. First, Apple’s “Certified Refurbished” program targets retail consumers while we currently target wholesale customers in most cases. Second, Apple’s “Certified Refurbished” program seems to sell a very limited option of models of Apple products based on the information from Apple’s website. As of December 31, 2025, Apple’s US online shop (https://www.apple.com/shop/refurbished/iphone) only sells iPhone 14 and 15 series refurbished mobile phones. We typically offer a wide range of models to the customers. For example, the models of pre-owned iPhone we sell range from iPhone 3GS to iPhone 16 Pro Max.

Key Operating Metrics

We evaluate the number of devices transacted and GP% as key metrics affecting our results of operations.

Number of consumer products transacted

Our number of consumer products transacted calculates the number of consumer products distributed to customers. We track the number of products transacted to measure our sourcing capabilities and our ability to distribute pre-owned consumer products. Our number of products transacted was 109,566, 164,217 and 257,274 for the years ended September 30, 2025, 2024 and 2023 respectively

Profit margin

Our gross profit relies on our profit margin for each product sold. We track the profit margin for each product transacted to measure our profitability. Our profit margin was 10.8%, 17.8% and 9.9% for the years ended September 30, 2025, 2024 and 2023 respectively.

Results of Operations

The following table sets forth a summary of our consolidated statements of operating for the years ended September 30, 2025, 2024 and 2023 respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	2025	2024	2023
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$21,150,042	$35,611,761	$50,278,937
Cost of goods sold	(18,864,549)	(29,275,274)	(45,309,410)
Gross profit	2,285,493	6,336,487	4,969,527
Selling and marketing expenses	(25,497)	(32,738)	(34,132)
General and administrative expenses	(1,184,369)	(1,118,217)	(1,141,069
Share-based compensation	(14,236,000)	-	-
Income(loss) from operations	(13,160,373)	5,185,532	3,794,326
Total other income, net	2,677	118	40,810
Income(loss) before provision for income taxes	(13,157,696)	5,185,650	3,835,136
Provision for income taxes	(212,053)	(903,282)	(679,815)
Net income(loss)	$(13,369,749)	$4,282,368	$3,155,321

Revenues

(i)	Revenue by sales category

	2025		2024		2023
Wholesale of pre-owned consumer electronic devices	$21,104,622	99.8%	$35,548,886	99.8%	$50,199,955	99.8%
Retail sale of pre-owned consumer electronic devices	45,419	0.2%	62,875	0.2%	73,452	0.2%
Device rental	—	—%	—	—%	5,530	*—%

*	Less than 0.1%

(ii)	Revenue by product category

	2025		2024		2023
Smartphones	$12,873,100	60.9%	$26,291,823	73.8%	$41,104,583	81.8%
Tablets	899,556	4.3%	2,588,041	7.3%	3,648,756	7.3%
Laptops and other	7,377,385	34.9%	6,731,897	18.9%	5,525,598	10.9%
Total	$21,150,042	100%	$35,611,761	100%	$50,278,937	100.0%

For the years ended September 30, 2025 and 2024, total revenue was US$21.1 million and US$35.6 million, respectively. The decrease was primarily due to a decline in wholesale revenue from US$35.5 million in fiscal 2024 to US$21.1 million in fiscal 2025, driven mainly by lower demand for used smartphones. The decline was largely attributable to uncertain roll out policy of eSIM in certain ultimate end users market which in turn affected our customers’ for their purchase decision and pending for clearer eSIM policy come out in certain ultimate end users market.

For the years ended September 30, 2024 and 2023, total revenue was US$35.6 million and US$50.3 million. The decrease was mainly due to the (i) decrease in wholesale revenue from US$50.2 million in year ended September 30, 2023 to US$35.5 million in year ended September 30, 2024. During the year ended September 30, 2024, the Company established its market share and intentionally select higher margin orders, this resulted in decreased revenue but increased gross profit with higher profit margin over its products. All revenues were generated from Hong Kong.

Smartphones

For the years ended September 30, 2025 and 2024, revenue from smartphones was 60.9% and 73.8% of our total revenue, respectively. The decrease was mainly attributable to a decline in the number of units sold, from 149,032 in 2024 to 35,663 in 2025.The decrease was primarily due to lower demand for used smartphones. The decline was largely attributable to uncertain roll out policy of eSIM in certain ultimate end users market which in turn affected our customers’ for their purchase decision and pending for clearer eSIM policy come out in certain ultimate end users market. Accordingly, the Company recorded a decrease in smartphone unit sales and related revenue for the year ended September 30, 2025.

For the years ended September 30, 2024 and 2023, revenue from smartphones was 73.8% and 81.8% of our total revenue respectively. The decrease was mainly due to the decrease in number of units sold from 149,032 to 67,448 resulting from our strategy to intentionally select higher margin orders, this resulted in decreased revenue but maintain its gross profit with higher profit margin over its products. This resulted in increased average unit cost of sales from US$248 to US$319, and increased the average unit selling price from US$272 to US$390 in the years ended September 30, 2023 and 2024 respectively.

Tablets

For the years ended September 30, 2025 and 2024, revenue from tablets was 4.2% and 7.3% of our total revenue, respectively. Although the number of tablets sold increased from 31,066 in 2024 to 34,633 in 2025, revenue from tablets declined as a percentage of total revenue primarily due to the Company’s adjustment of its inventory management and product strategy. During the year ended September 30, 2025, the Company reduced its inventory buildup of tablets and strategically reallocated resources and working capital toward smartphones and laptops, which are considered the Company’s key product categories. As a result, the Company shifted its product focus to smartphones and laptops, leading to a relative decline in the contribution of tablet to total revenue.

For the years ended September 30, 2024 and 2023, revenue from tablets was 7.3% and 7.3% of our total revenue respectively. The number of units sold decreased from 44,603 to 31,066 resulting from the decreased market demand and new release of tablets. The average unit cost of sales decreased from $74 to $71, but at the same time the Company was able to increase the average unit selling price from US$82 to US$83, for the years ended September 30, 2023 and 2024 respectively.

Laptops and other

For the years ended September 30, 2025 and 2024, revenue from laptops and other products was 34.9% and 18.9% of our total revenue, respectively. Although the total number of units sold decreased from 65,703 for the year ended September 30, 2024 to 39,270 for the year ended September 30, 2025, revenue from laptops and other products increased as compared to the prior year. Laptops and other products include both laptop and PC products. During the year ended September 30, 2025, the number of laptop sold decreased from 37,428 in 2024 to 26,107 in 2025. However, sales of PC products increased from 1,674 in 2024 to 11,593 in 2025. The growth in the Company’s PC business was the primary driver of the increase in revenue from laptops and other products, despite an overall decrease in units sold.

For the years ended September 30, 2024 and 2023, revenue from laptops and other was 18.9% and 10.9% of our total revenue respectively. The number of units sold increased from 61,617 for the year ended September 30, 2023 to 65,703 for the year ended September 30, 2024, was mainly due to the market demand and our effort to increase our profit margin by selecting higher margin products from 8.3% in the year ended September 30, 2023 to 17.8% in the year ended September 30, 2024. The increase in percentage of revenue was mainly due to the decreased total amount of revenue and the increase in number of units sold for laptops and others product category.

Cost of revenues and gross revenue

Cost of revenues mainly consists of procurement cost of the pre-owned consumer electronic devices. For the years ended September 30, 2025, 2024 and 2023, the cost of revenues was US$18.9 million, US$29.3 million and US$45.3 million, respectively.

For the years ended September 30, 2025 and 2024, the decrease in cost of revenues was primarily due to a reduction in the volume of products sold during the year. As discussed above, the transition from physical SIM cards to full eSIM and related market and policy developments affected demand for certain products, resulting in lower sales volume than expected. Although the Company’s inventory purchases increased as compared to the prior year, fewer products were sold and recognized as cost of revenues during the year. Accordingly, the cost of revenues decreased.

For the years ended September 30, 2022 and 2023, the increase is mainly due to the increase in acquisition volume by 28.9% from 197,963 units to 255,252 units, respectively, together by an increase in acquisition cost explained above.

Gross profit

	For the Years Ended September 30,
	2025		2024		2023
	Gross Profit	Profit margin	Gross Profit	Profit margin	Gross Profit	Profit margin
Smartphones	$1,133,510	8.8%	$4,765,439	18.1%	$4,166,115	10.1%
Tablets	130,558	14.5%	375,471	14.5%	344,254	9.4%
Laptops and others	1,021,425	13.8%	1,195,577	17.8%	459,158	8.3%
Total	$2,285,493	10.8%	$6,336,487	17.8%	$4,969,527	9.9%

Gross profit for the years ended September 30, 2025 and 2024 was US$2.3 million and US$6.3 million, respectively, a profit margin of 10.8% and 17.8%, respectively. The decrease in gross profit and profit margin was primarily driven by lower smartphone sales volume and increased pricing pressure. During fiscal 2025, as market and policy developments relating to the transition from physical SIM cards to eSIM affected demand for certain smartphone models, the Company experienced weaker sales and, in order to support sell-through and maintain customer demand, offered additional pricing concessions to the market. As smartphones accounted for a significant portion of the Company’s revenue, reduced smartphone sales volume and lower unit margins adversely affected the Company’s overall gross profit and gross profit margin.

Gross profit for the years ended September 30, 2024 and 2023 was US$6.3 million and US$5.0 million, respectively, or 17.8% and 9.9%, respectively, of operating revenue.The increase of gross profit margin was mainly due to the company’s intentionally selecting higher margin products after the Company optimized its product portfolio during the year ended September 30, 2024.

Selling and marketing expenses

For the years ended September 30, 2025 and 2024, selling and marketing expenses were US$25,497 and US$32,738 respectively. The decrease is mainly attributable to the Company’s efforts to control expenses in the sales department for the year ended September 30, 2025, primarily driven by a reduction in salaries and allowances. Specifically, personnel-related costs decreased from US$31,179 in 2024 to US$24,165 in 2025.

For the years ended September 30, 2024 and 2023, selling and marketing expenses were US$32,738 and US$34,132 respectively, the decrease is mainly attributable to the Company’s efforts to control the sales department expenses for the year ended September 30, 2024.

General and administrative expenses

General and administrative expenses mainly include staff cost for general and administrative purposes.

For the years ended September 30, 2025 and 2024, general and administrative expenses were US$1,184,369 and US$1,118,217, respectively. The increase in general and administrative expenses was primarily attributable to higher legal and professional fees and increased staff-related costs. During the year ended September 30, 2025, the Company completed its listing-related work, and the related legal and professional fees were fully recognized as expenses for the year. As a result, legal expenses increased by approximately US$5,660 as compared to the prior year. In addition, auditor’s remuneration, amounting to approximately US$29,826, was included in general and administrative expenses for the year. Furthermore, salaries and allowances increased by US$39,872 as compared to the prior year, mainly due to the appointment of three independent non-executive directors during the year.

For the years ended September 30, 2024 and 2023, administrative expenses were US$1,118,217 and US$1,141,069 respectively, the decrease is mainly due to the decrease of salaries and employee benefits of US$23,225, decrease of one-off stamp duty and trademark expenses amounting to US$27,573, decrease of website development expenses amounting to US$25,516 and offset by the increase in office rental and building management fee of US$25,752, increase in business entertainment of US$13,112 and increase in depreciation expenses of a US$10,381.

Share-based compensation

For the years ended September 30, 2025 and 2024, Share-based compensation were US$14,236,000 and US$ 0 respectively. On January 17, 2025,the Company adopted a 2024 Stock Incentive Plan. Under the Plan, the maximum number of Ordinary Shares that may be issued pursuant to the awards was 4,287,500 Ordinary Shares. As of March 19, 2025, the Company had issued and 4,287,500 Ordinary Shares under the Plan, with a total value of $14,236,000.

Other net income

Other net income mainly include government grants, gain on disposal of short term investments and realized exchange gain (loss).

For the years ended September 30, 2025 and 2024, other net income was US$2,677 and US$118 respectively. The decrease is mainly (i) decrease in realized exchange gain of US$4,113; (ii) decrease in bank interest income of US$3,039.

For the years ended September 30, 2024 and 2023, other net income was US$118 and US$40,810 respectively. The decrease is mainly (i) decrease in realized exchange gain of US$24,748; (ii) decrease in bank interest income of US$5,836; and (iii) increase of finance cost in relation to lease liabilities of US$6,948.

Net income (loss)

Our net income (loss) for the years ended September 30, 2025 and 2024, is US$13.4 million (loss) and US$4.3 million, respectively. The decrease was mainly due to the decrease of sales and gross profit, and share-based compensation.

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

We received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

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

Earnings before provision for income taxes and loss per Share

Basic earnings per share is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional Ordinary Shares that would have been outstanding if the potential Ordinary Shares had been issued and if the additional Ordinary Shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2025, 2024 and 2023.

b.	Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and financial support from our shareholder. As of September 30, 2025, 2024 and 2023, we had cash and equivalents of US$443,322, US$185,240 and US$4,305,577, respectively. Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand and available capital through access to capital markets will be adequate to meet our liquidity and capital requirements.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Years Ended September 30,
	2025	2024	2023
	US$	US$	US$
Net cash provided by (used in) from operating activities	(4,811,035)	(3,524,152)	4,874,638
Net cash (used in) from investing activities	-	(18,597)	(3,784)
Net cash provided by (used in) from financing activities	4,584,014	(299,324)	(1,546,250)
Effect of foreign exchange rate changes	(31,061)	(20,182)	21,673
Net (decrease) increase in cash, equivalents	(258,082)	(3,862,255)	3,346,277
Cash, and equivalents beginning of year	443,322	4,305,577	959,300
Cash, equivalents at end of year	185,240	443,322	4,305,577

Cash flows from operating activities

During the years ended September 30, 2025 and 2024, the cash inflows/outflows from our operating activities were primarily from our sales revenue together with the cash inflows/outflows from our decrease/increase in inventory.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as accounts receivables, depreciation and amortization, prepayments, other receivables and other assets, inventory and other payables and accruals, tax payable and deferred tax liabilities.

For the year ended September 30, 2025, our net cash used in operating activities was approximately $4.8 million, which primarily reflected our net loss of approximately US$13.4 million, mainly adjusted by (i) the non-cash depreciation and amortization, Provision for inventory impairment, deferred tax liabilities, deferred tax assets, share-based compensation totaling to approximately US$14.4 million; together with (ii) a decrease in accounts receivables of approximately US$10.5 million. The decrease in accounts receivable was mainly due to the collection of outstanding balances from the prior year. Partially offset by (iii)an increase in inventory of approximately US$10.9 million,(iv) an increase in prepayments, other receivables, and other assets totaling to approximately US$2.8 million and a decrease in tax payables of approximately US$2.6 million.

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

For the years ended September 30, 2025, 2024 and 2023, net cash used in investing activities was US$0, US$18,597 and US$3,784, respectively. There were no investing activities during the year ended September 30, 2025. Net cash used in investing activities in prior years mainly represented payments for the purchase of property, plant and equipment.

Cash flows from financing activities

Our cash inflows from financing activities primarily consist of proceeds from the initial public offering of US$4,586,352, partially offset by payments for deferred offering costs of US$272,338, for the year ended September 30, 2025.

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

ITEM 6-DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Name	Age	Position
Hei Tung (Angel) Siu	34	Chief Executive Officer and Chairman of the Board of Directors
Jia Yun Hong	41	Chief Operations Officer, Director
Hung Leung (Alan) Tsang	56	Chief Financial Officer
Wai Leung (Alfred) Lau	45	Independent Director
Xinyu Liao	55	Independent Director
Jingeng Chen	48	Independent Director

Biographical Information

Hei Tung (Angel) Siu, Chief Executive Officer and Chairman of the Board of Directors of CGT Holdings

Ms. Siu was appointed a director of the board of directors of CGT Holdings on January 11, 2023. Ms. Siu joined CGTHK in 2019. Ms. Siu is primarily responsible for procurement and warehouse operations at CGTHK. Ms. Siu has over 8 years of working experience in the pre-owned consumer electronic devices recycling industry. Prior to joining CGTHK, Ms. Siu worked as a marketing and operation manager and was responsible for business and operations consulting at All In Global Enterprise Limited, a business consulting company engaging in business and operation consulting for local SME companies, from 2016 to 2019. From 2013 to 2016, Ms. Siu worked at Eastlink as a purchasing and supply manager and managed purchase and suppliers. In 2021, Ms. Siu obtained a bachelor’s degree in marketing from University of Hull.

Jia Yun Hong, Chief Operations Officer and Director of CGT Holdings

Mr. Jia Yun Hong, age 41, is a sales and operations professional in the pre-owned electronics industry with 15 years’ experience. From June 2018 to March 2025, Mr. Hong was Chief Operations Officer and Head of Sales & Marketing at Huizhou Juhui Technology Co., Ltd. While working in Huizhou Juhui Technology Co., Ltd., Mr. Jia Yun Hong was in charge of operations and business development for pre-owned devices (cell phones, tablets, PCs). From July 2016 to May 2018, he was in charge of sales operations at Huizhou Yixingda Technology Co., Ltd. From January 2010 to June 2016, he managed sales operations of Shenzhen-based Hongdingxiang Communication Ltd. focusing on international sales and supply chain management for pre-owned electronics.

Hung Leung (Alan) Tsang, Chief Financial Officer

Mr. Tsang has been the chief financial officer of CGTHK since November 1, 2022. Mr. Tsang was the chief financial officer, and later as vice president, responsible for financial reporting and investors relationship of Debao Property Development Limited (SGX.BTF), a public company listed on the Singapore Stock Exchange, from October 2018 to October 2022. Prior to joining Debao Property Development Limited, Mr. Tsang worked at Eastern Glory Financial and Investment Services Limited from 2014 to 2018 and was responsible for financial advisory of initial public offering projects. He was the chief financial officer of Combine Will International Holdings Limited (SGX.N0Z), a public company listed on the Singapore Stock Exchange, and was involved in financial reporting and treasury management from 2006 to 2014. From 2001 to 2006, he was responsible for the internal audit and supervisory work for the operations of Ng Fung Hong and CR Vanguard while he worked for China Resources Enterprise Limited (0291.HK), a public company listed on the Hong Kong Stock Exchange. Mr. Tsang was also a financial controller in Hong Kong Netcom Limited from 2000 to 2001. In addition, Mr. Tsang has been an independent director at Millennium Group International Holdings Limited, a public company listed on Nasdaq (Nasdaq: MGIH), since March 2023. Mr. Tsang graduated with an accounting degree from the City University of Hong Kong in 1993 and is a certified public accountant of the Hong Kong Institute of Certified Public Accountants.

Wai Leung (Alfred) Lau, Independent Director.

Mr. Lau is an independent director of CGT Holdings. Mr. Lau served as a director of Risecomm Group Holdings Limited (HKEX: 1679) from November, 2017 to June, 2020 and was re-appointed as an executive director from January, 2021 to July, 2023. He has been an independent non-executive director of Sky Light Holdings Limited (3882.HK) since December 8, 2023. Mr. Lau was an independent non-executive director of Sau San Tong Holdings Limited, a company listed on GEM of the Hong Kong Stock Exchange (HKEX: 8200) from December, 2016 to August, 2025. Mr. Lau was an independent non-executive director of Samson Paper Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (HKEX: 731) from July, 2020 to May, 2021, and re-designated as an executive director from May, 2021 to January, 2022. Mr. Lau was an independent non-executive director of Xinming China Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (HKEX: 2699) from November, 2021 to October, 2024. Mr. Lau has been an independent non-executive director of Jianzhi Education Technology Group Company Limited, a company listed on Nasdaq (stock code: JZ), since August, 2022. Mr. Lau obtained a bachelor’s degree in business administration from the City University of Hong Kong in 2002. He is a member of the American Institute of Certified Public Accountants and is also a certified public accountant in Washington State of the United States of America.

Xinyu Liao, Independent Director.

Mr. Liao is an independent director of CGT Holdings. Mr. Xinyu Liao, possesses around 10 years in pre-owned consumer electronics product trading business. From May 2025 to present, Mr. Liao serves as a director at Formosa (Hong Kong) Co., Ltd., responsible for business development of sales in commodity trading and risk management related software system. From November 2016 to present, Mr. Liao also serves as a director and general manager at Jicheng Technology (Shenzhen) Co., Ltd., responsible for investment and project management of environmental and energy-saving projects. and pre-owned consumer electronics products trading. From January 2006 to October 2016, Mr. Liao served as deputy general manager at Shenzhen Boyi Technology Co., Ltd., responsible for sales and business development of environmental and energy-saving products and equipment, investment and project management of environmental and energy-saving projects. From August 1993 to December 2005, Mr. Liao served as an engineer at the National Construction and Urban Machinery Quality Supervision and Inspection Center. In July 1993, Mr. Liao graduated from the Department of Chemical Engineering of Hunan University.

Jingeng Chen, Independent Director.

Mr. Chen is an independent director of CGT Holdings. Mr. Chen has over 13 years of experience in the legal service industry. From November 2007 to April 2008, Mr. Chen was a legal assistant in the Hong Kong office of Clyde & Co., a Hong Kong solicitors’ firm. Since October 2008, Mr. Chen has been working in the Shenzhen office of Zhong Lun Law Firm, focusing on capital market practice, and was admitted as partner in January 2012. Mr. Chen is a registered lawyer in the PRC. Mr. Chen was appointed as the independent non-executive Director of Buyang International Holding Inc (a company listed on the Hong Kong Stock Exchange, stock code: 2457) on October 28, 2020. Mr. Chen graduated from Shanghai University of Finance and Economics and obtained a law degree, specializing in international economic laws, in June 1999. Mr. Chen was further awarded the degree of Master of Laws and the degree of Master of Arts in Legal Studies by the University of Bristol in January 2004 and June 2005, respectively.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Shangzhao (Cizar) Hong, our founder, beneficially owns 95.34% of the aggregate voting power of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended September 30, 2025, we paid $134,610 in cash compensation and did not grant any shares to our directors and executive officers. For the year ended September 30, 2024, we paid $156,129 in cash compensation to our directors and executive officers. For the year ended September 30, 2023, we paid $203,871 in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the years ended September 30, 2025, 2024, and 2023.

On January 17, 2025, CGT Holdings’ board of directors approved the 2024 Stock Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the 2024 Stock Incentive Plan is 4,287,500.

As of the date of this annual report, we granted 4,287.500 shares of Class A Ordinary Shares or other awards under the 2024 Stock Incentive Plan.

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

Incentive Compensation

Other than disclosed below, we do not maintain any cash incentive or bonus programs and did not maintain any such programs during the years ended September 30, 2025, 2024, and 2023.

In fiscal 2025, we granted a cash bonus of $6,452.

In fiscal 2024, no cash bonus was granted.

In fiscal 2023, we granted a cash bonus of US$30,968 to Shangzhao (Cizar) Hong and US$23,226 to Hei Tung (Angel) Siu. Shangzhao (Cizar) Hong subsequently ceased to hold an executive position with the Company during fiscal 2025.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2025:

Name and Principal Position	Fiscal Year	Remuneration	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)
Hei Tung (Angel) Siu	2025	$—	$30,968	$—	—	—	$30,968
	2024	$—	$30,968	$6,452	—	—	$37,420
	2023	$—	$28,387	$23,226	—	—	$54,194
Jia Yun Hong	2025	$—	$15,900	$—	—	—	$15,900
	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—
Hung Leung (Alan) Tsang	2025	$—	$87,742	$—	—	—	$87,742
	2024	$—	$56,774	$—	—	—	$56,774
	2023	$—	$56,774	$—	—	—	$56,774
Wai Leung (Alfred) Leung	2025	$—	$17,077	$—	—	—	$17,077
	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—
Michael Osofsky	2025	$—	$19,696	$—	—	—	$19,696
	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—
Xinyu Liao	2025	$—	$—	$—	—	—	$—
	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—
Jingeng Chen	2025	$—	$19,619	$—	—	—	$19,619
	2024	$—	$—	$—	—	—	$—
	2023	$—	$—	$—	—	—	$—

C. Board Practices

Board of Directors

CGT Holdings’ Board of Directors currently consists of five directors. Our Board of Directors believes that our three independent directors, Wai Leung (Alfred) Lau, Jingeng Chen, and Xinyu Liao satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated articles of association (as may be amended from time to time). We have the right to seek damages if a duty owed by any of our directors is breached.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless re-appointed or removed from office pursuant to the provisions of our second amended and restated articles of association, each of our directors shall hold office for a term expiring at the next-following annual general meeting of the Company, at which such director is eligible for reelection. A director will cease to be a director if he (i) is prohibited by the law of the Cayman Islands from acting as a Director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) resigns his office by notice to the company; (iv) only held office as a director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom the director is being treated, the director becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements

We entered into employment agreements with each of our executive officers. Pursuant to such employment agreements, we have agreed to employ each of our executive officers for a specified time period, which will be automatically renewed unless either party gives the other party a written notice to terminate the agreement six months prior to the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Insider Participation Concerning Executive Compensation

Interested Transactions

Following a declaration being made pursuant to Article 19.1 of CGT Holdings’ second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction in which such director is interested and may be counted in the quorum at such meeting provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction.

D. Employees

Employees

As of September 30, 2025, 2024 and 2023, CGTHK had 12, 17 and 16 employees, respectively. The following table sets forth the breakdown of our employees including appointed directors and officers as of September 30, 2025 by function:

Functions	Number
Key Management (CEO, COO, CFO)	3
Accounting and Administration Team (headed by CFO)	2
Sales Team (headed by CEO)	1
Purchasing Team (headed by COO)	3
Warehouse and Operation Team (headed by COO)	2
QC & Technical Team	1
Total	12

As of September 30, 2025, 12 employees were based in Hong Kong, where our principal executive offices are located.

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth certain information with respect to beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of the annual report by:

●	Each current director;

●	Each current executive officer;

●	All of our current directors and executive officers as a group; and

●	Each person who is known to us to beneficially own more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

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

	Class A Number	Class B Number	Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers(1):
Hei Tung (Angel) Siu	—	—	—	—	—
Jia Yun Hong	—	—	—	—	—
Hung Leung (Alan) Tsang	—	—	—	—	—
Jingeng Chen	—	—	—	—	—
Wai Leung (Alfred) Lau	—	—	—	—	—
Xinyu Liao	—	—	—	—	—
5% or Greater Shareholders:
Shangzhao (Cizar) Hong(2)	8,500,000	8,500,000	49.35%	100%	95.34%
HSZ Holdings Limited(3)	8,500,000	8,500,000	49.35%	100%	95.34%
All directors and executive officers as a group (six individuals)	—	—	—	—	—

—	Less than 1%

(1)	Percentage is calculated based on 17,225,000 Class A Ordinary Shares issued and outstanding and 8,500,000 Class B Ordinary Shares as of the date of this annual report.

(2)	The address of Mr. Shangzhao (Cizar) Hong is Flat E, 6/F, Tower 1, Corinthia By The Sea, 23 Tong Yin Street, Tseung Kwan O, N.T., Hong Kong. The number of shares is based on the Schedule 13G filed by Shangzhao (Cizar) Hong on November 12, 2025.

(3)	The address of HSZ Holdings Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands. The number of shares is based on the Schedule 13G filed by HSZ Holdings Limited on November 12, 2025.

None of the shareholders known by us to beneficially own 5% or more of our outstanding shares as of the date of this annual report have voting rights that are different from the voting rights of CGT Holdings’ other shareholders.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

As of the date of this annual report, CGT Holdings’ directors and executive officers held no options to purchase the Company’s Class A ordinary shares, nor any restricted shares.

ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

a.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

b.	Related Party Transactions

During the fiscal years ended September 30, 2025, 2024, and 2023, we were not a party to any transactions with any related parties, and there were no outstanding balances due to or from related parties as of September 30, 2025 and 2024 and 2023.

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

Dividend Policy

To date, we have not paid any cash dividends on our Class A ordinary shares, neither do we anticipate paying any cash dividends in the foreseeable future. Certain present or future agreements may limit or prevent the payment of dividends on our Class A ordinary shares. Additionally, our cash held in countries outside the United States may be subject to certain control limitations or repatriation requirements, limiting our ability to use this cash to pay dividends. Please refer to the discussion in “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

b.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9-THE OFFER AND LISTING

a.	Offer and Listing Details

Our Class A ordinary shares are traded on Nasdaq under the ticker symbol “CGTL,” under which CGT Holdings’ Class A Ordinary Shares have traded since CGT Holdings’ initial public offering on November 26, 2024.

b.	Plan of Distribution

Not Applicable.

c.	Markets

CGT Holdings’ Class A Ordinary Shares are traded on the Nasdaq Capital Market. under the ticker symbol “CGTL.”

d.	Selling Shareholders

Not Applicable.

e.	Dilution

Not Applicable.

f.	Expenses of the Issue

Not Applicable.

ITEM 10-ADDITIONAL INFORMATION

a.	Share Capital

Not Applicable.

b.	The Second Amended and Restated Memorandum and Articles of Association

CGT Holdings is a Cayman Islands company incorporated under the laws of the Cayman Islands and its affairs are governed by its second amended and restated memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands.

The following description of the material terms of CGT Holdings’ Class A Ordinary Shares includes a summary of specified provisions of the second amended and restated memorandum of association and articles of association of CGT Holdings. This description is qualified by reference to the second amended and restated memorandum of association and articles of association of CGT Holdings.

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

Board of Directors. See “Item 6. Directors, Senior Management and Employees.”

Authorized Share Capital. As of the date of this report, CGT Holdings’ authorized share capital is US$2,000,000 divided into 2,000,000,000 shares, par value of US$0.001 each, comprising of 1,900,000,000 Class A Ordinary Shares of a par value of US$0.001 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.001 each. As of the date of this report, CGT Holdings had 17,225,000 Class A ordinary shares and 8,500,000 Class B ordinary shares issued and outstanding. CGT Holdings’ Ordinary Shares are issued in registered form and are issued when registered in its register of members. CGT Holdings may not issue shares to bearer. CGT Holdings’ shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of CGT Holdings’ Class A Ordinary Shares are entitled to such dividends as may be declared by CGT Holdings’ board of directors. CGT Holdings’ second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of CGT Holdings lawfully available therefor. Under the laws of the Cayman Islands, CGT Holdings may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of CGT Holdings’ share premium if this would result in CGT Holdings being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman of the meeting may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman of the meeting shall adjourn the holding of the poll to a date, place and time when that can occur.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to CGT Holdings’ second amended and restated memorandum and articles of association, a reduction of CGT Holdings’ share capital and the winding up of CGT Holdings. CGT Holdings’ shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, CGT Holdings is not obliged by the Companies Act to call shareholders’ annual general meetings. CGT Holdings’ second amended and restated memorandum and articles of association provide that CGT Holdings may, but shall not (unless required by the applicable Nasdaq listing rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the second amended and restated articles of association. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Shareholders’ general meetings may be convened by CGT Holdings’ board of directors. Advance notice of not less than five clear days is required for the convening of CGT Holdings’ annual general shareholders’ meeting (if any) and any other general meeting of CGT Holdings’ shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding ordinary shares that represent not less than one-third of the outstanding ordinary shares carrying the right to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. CGT Holdings’ second amended and restated memorandum and articles of association provide that upon the requisition of any one or more of CGT Holdings’ shareholders holding together at least ten percent of the rights to vote at such general meeting , CGT Holdings’ board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Should the board fail to call a general meeting within 21 clear days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period. However, CGT Holdings’ second amended and restated memorandum and articles of association do not provide CGT Holdings’ shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the second amended and restated articles of association, any of CGT Holdings’ shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange (if the ordinary shares are so listed) or any other form approved by CGT Holdings’ board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Where the ordinary shares of any class are not listed on or subject to any rules of the relevant stock exchange, CGT Holdings’ board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which CGT Holdings has a lien. CGT Holdings’ board of directors may also, but are not required to, decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as CGT Holdings’ board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

●	the ordinary shares transferred are fully paid up and free of any lien in favour of us; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as CGT Holdings’ directors may from time to time require is paid to us in respect thereof.

If CGT Holdings’ directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, and after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as CGT Holdings’ board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year as CGT Holdings’ board may determine.

Liquidation. On the winding up of CGT Holdings, the shareholders may, subject to the second amended and restated articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares. CGT Holdings’ board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, CGT Holdings may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or at the option of the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

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

Variations of Rights of Shares. Whenever the capital of CGT Holdings is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, be varied either with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or with the consent in writing of the holders of not less than two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. CGT Holdings’ second amended and restated memorandum and articles of association authorizes its board of directors to issue additional ordinary shares from time to time as its board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional ordinary shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of CGT Holdings’ Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of CGT Holdings’ list of shareholders or its corporate records. However, CGT Holdings’ shareholders may receive its annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of CGT Holdings’ second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of CGT Holdings or management that shareholders may consider favorable, including provisions that:

●	authorize CGT Holdings’ board of directors to issue authorized but unissued ordinary shares without any further vote or action by CGT Holdings’ shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, CGT Holdings’ directors may only exercise the rights and powers granted to them under its second amended and restated memorandum and articles of association (as may be amended from time to time) for a proper purpose and for what they believe in good faith to be in the best interests of CGT Holdings.

Exempted Company. CGT Holdings is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Rights of non-resident or foreign shareholders. There are no limitations imposed by CGT Holdings’ second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in CGT Holdings’ second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members and seventy-five per cent in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. CGT Holdings’ second amended and restated memorandum and articles of association provide that to the extent permitted by law, CGT Holdings shall indemnify each existing or former director (including alternate director), secretary and other officer of CGT Holdings (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of CGT Holdings’ business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning CGT Holdings or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, CGT Holdings may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of CGT Holdings in respect of any matter identified in second amended and restated articles of association on condition that the director (including alternate director), secretary or officer must repay the amount paid by CGT Holdings to the extent that it is ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in CGT Holdings’ second amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and CGT Holdings’ second amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with CGT Holdings’ second amended and restated articles of association. CGT Holdings’ second amended and restated articles of association stipulates that, subject to the Companies Act, a resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by the requisite number of members for purposes of passing an ordinary resolution or a special resolution, as the case may be, shall be deemed to have been passed at a meeting held on the date on which it was signed by the last member to sign, and where the resolution states a date as being the date of his signature thereof by any member the statement shall be prima facie evidence that it was signed by the such member on that date.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. CGT Holdings’ second amended and restated articles of association allow its shareholders holding shares which carry in aggregate not less than 10% of the rights to vote at such general meetings to requisition an extraordinary general meeting of its shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, CGT Holdings’ second amended and restated articles of association do not provide its shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but CGT Holdings’ second amended and restated articles of association do not provide for cumulative voting. As a result, CGT Holdings’ shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under CGT Holdings’ second amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of its shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under CGT Holdings’ second amended and restated articles of association, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) resigns his office by notice to the company; (iv) only held office as a director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom the director is being treated, the director becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under CGT Holdings’ second amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may either be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or with the consent in writing of the holders of not less than two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, CGT Holdings’ second amended and restated memorandum and articles of association may only be amended with a special resolution of its shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by CGT Holdings’ second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in CGT Holdings’ second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

c.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on 20-F.

d.	Exchange Controls

Currently, none of Hong Kong, the Cayman Islands, or the British Virgin Islands has foreign exchange control restrictions or other restrictions on the import or export of capital, or restrictions that may affect the remittance of dividends, interest or other payments to nonresident holders of CGT Holdings’ Class A Ordinary Shares.

e.	Taxation

The following summary of the material Cayman Islands, British Virgin Islands, Hong Kong S.A.R., and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by CGT Holdings. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Payment of dividends and capital in respect of CGT Holdings’ Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of CGT Holdings’ Class A Ordinary Shares, nor will gains derived from the disposal of CGT Holdings’ Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of CGT Holdings’ Class A Ordinary Shares or on an instrument of transfer in respect of CGT Holdings’ Class A Ordinary Shares for so long as CGT Holdings does not hold interest in the Cayman Islands.

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

Hong Kong Taxation

The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Class A Ordinary Shares. There is no reciprocal tax treaty in effect between Hong Kong and the U.S.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in Cayman Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Class A Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the standard rate of 16.5% on corporations, and at a standard rate of 15% on unincorporated businesses and individuals (where relevant, subject to deductions, exemptions, concessions, reliefs or other rules such as two-tiered rates which may be applicable when conditions are met). Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Class A Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong ad valorem stamp duty, currently charged at the rate of HK$1.0 per HK$1,000 or part thereof on the higher of the consideration for or the value of Hong Kong Stock (as defined below), will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong Stock (i.e., a total of HK$2.0 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction involving Hong Kong Stock). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong Stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required ad valorem stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable, if the shares being transferred are not Hong Kong Stock. “Hong Kong Stock” means those stocks the transfer of which is required to be registered in Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Class A Ordinary Shares whose death occurs on or after February 11, 2006.

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of CGT Holdings’ Class A Ordinary Shares by a U.S. Holder, as defined below, that holds CGT Holdings’ Class A Ordinary Shares as “capital assets” (generally, property held for investment) for federal income tax purposes. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions all as of the date hereof, which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans and tax qualified retirement plans, tax-exempt organizations (including private foundations)), persons who do not hold CGT Holdings’ Class A Ordinary Shares as capital assets, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of CGT Holdings’ voting shares, investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate and gift tax, any state, local, or non-U.S. income tax, the alternative minimum tax, or the Medicare tax considerations of holding CGT Holdings’ Class A Ordinary Shares. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in CGT Holdings’ Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of CGT Holdings’ Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of CGT Holdings’ Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of partnerships holding CGT Holdings’ Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in CGT Holdings’ Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that hold CGT Holdings’ Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of CGT Holdings’ Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on CGT Holdings’ Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Pursuant to the IRS guidance, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to CGT Holdings’ Class A Ordinary Shares, including the effect of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in CGT Holdings’ Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in CGT Holdings’ initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of CGT Holdings’ Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in CGT Holdings’ initial public offering) on any particular quarterly testing date for purposes of the asset test.

The application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC. We must make a separate determination each year as to whether we are a PFIC. We will make this determination following the end of any particular tax year. We do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. We will make a separate determination following the end of each tax year as to whether we are a PFIC based upon the amount of the proceeds we received from CGT Holdings’ initial public offering, that remain unspent and the fair market value of any other assets held for the production of passive income. It is possible that, for our 2025 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. The determination of whether we will be classified as a PFIC is made annually and may involve facts that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or any “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

If you do not make a timely “mark-to-market” election (as described below), and if we are a PFIC at any time during the period you hold CGT Holdings’ Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in CGT Holdings’ Class A Ordinary Shares for tax purposes.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year, however, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed any mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years and not offset by prior deductions of mark-to-market losses with respect to such shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on CGT Holdings’ Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded, in other than de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

We do not currently intend to prepare or provide information necessary to allow you to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in CGT Holdings’ Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to CGT Holdings’ Class A Ordinary Shares and proceeds from the sale, exchange or redemption of CGT Holdings’ Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Certain U.S. Holders are required to report information relating to CGT Holdings’ Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

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

PART II

ITEM 13-DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14-MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not Applicable.

B. Not Applicable.

C. Not Applicable.

D. Not Applicable.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-273329), as amended, which was declared effective by the SEC on November 18, 2024, for CGT Holdings’ initial public offering, which was closed on November 27, 2024. CGT Holdings issued and sold an aggregate of 1,437,500 ordinary shares, at $4.00 per share with gross proceeds of $5.75 million.

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

ITEM 15-CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In particular, we identified material weaknesses in internal control over financial reporting, as discussed below.

b. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

In preparing our consolidated financial statements as of and for the year ended September 30, 2025, we identified two material weaknesses in our internal control over financial reporting: (1) we lack sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, and (2) we lack formal accounting policies, and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirement.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of September 30, 2025. Based on the assessment, our management has concluded that we did not maintain effective internal control over financial reporting due to the material weaknesses in internal control over financial reporting identified above.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remediate these deficiencies. We are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address these deficiencies in our ICFR, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and “—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of CGT Holdings’ Class A Ordinary Shares may be materially and adversely affected”.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

c. Attestation Report of the Independent Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

d. Changes in Internal Control over Financial Reporting

During the period covered by this report, other than as described above, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C-PRINCIPAL ACCOUNTANT FEES AND SERVICES

Disclosure of Fees Charged by Independent Accountants

The fees billed for professional accounting services by Edward Associate CPA PLLC for the year ended September 30, 2025 are as follows (in thousands):

2025

Audit fees(1)	$210
Audit-related Fees(2)	-
Tax fees(3)	-
All Other Fees (4)	-
Total	$210

(1)	“Audit Fees” are the fees billed for each fiscal year listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related Fees” are the fees billed for each fiscal year listed for the assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not included “Audit fees.”

(3)	“Tax Fees” means the fees billed in each fiscal year listed for professional services rendered by our principal auditors associated with tax compliance, tax advice and tax planning.

(4)	“All Other Fees” are the fees billed for each fiscal year listed for products or professional services rendered by our principal auditors not included in Audit Fees, Audit-Related Fees or Tax Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

The fees billed for professional accounting services by Wei, Wei & Co., LLP for the year ended September 30, 2024 are as follows (in thousands):

2024

Audit fees(1)	$250
Audit-related Fees(2)	-
Tax fees(3)	-
All Other Fees (4)	-
Total	$250

(1)	“Audit Fees” are the fees billed for each fiscal year listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related Fees” are the fees billed for each fiscal year listed for the assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not included “Audit fees.”

(3)	“Tax Fees” means the fees billed in each e fiscal year listed for professional services rendered by our principal auditors associated with tax compliance, tax advice and tax planning.

(4)	“All Other Fees” are the fees billed for each fiscal year listed for products or professional services rendered by our principal auditors not included in Audit Fees, Audit-Related Fees or Tax Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by an independent registered public accounting firm before that firm is retained for such services. The pre-approval procedures are as follows:

●	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

●	The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D-EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E-PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F-CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Creative Global Technology Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Wei, Wei & Co., LLP (“Former Auditor”) effective December 2, 2025 and the Company appointed Edward Associate CPA PLLC (the “Successor Auditor”) as successor auditor of the Company effective December 2, 2025 and for the year ended September 30, 2025 and for the six-month period ended March 31, 2026.

In connection therewith, the Company provides that:

1.	The dismissal of Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee and board of directors.

2.	The audit report of Former Auditor on the financial statements of the Company as of and for the years ended September 30, 2024, 2023, 2022, and 2021 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3.	There were no disagreements with Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to Former Auditor’s satisfaction, would have caused Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the two fiscal years of the Company ended September 30, 2024 and 2023 and subsequently up to the date of dismissal.

The Company provided Former Auditor with a copy of this Form 6-K and requested that Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Former Auditor’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending September 30, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

ITEM 16G-CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, CGT Holdings is subject to the applicable Cayman Islands law, its second amended and restated memorandum and articles of association (as may be amended from time to time), as well as the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like CGT Holdings to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is CGT Holdings’ home country, may differ significantly from the Nasdaq corporate governance listing standards.

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

As a result, CGT Holdings’ shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information —D. Risk Factors—Risks Related to CGT Holdings’ Class A Ordinary Shares and the Trading Market—CGT Holdings is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to United States domestic public companies.”

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

As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements. See “Item 3. Key Information —D. Risk Factors—Risks Related to CGT Holdings’ Class A Ordinary Shares and the Trading Market—CGT Holdings is a “controlled company” under the Nasdaq Rules, and CGT Holdings, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect CGT Holdings’ public shareholders.”

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

For the fiscal the year ended September 30, 2025, we did not experience any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business operation or our financial condition.

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

ITEM 19-EXHIBITS

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
1.1	The Second Amended and Restated Memorandum and Articles of Association.	6-K	99.1	3/10/2025
2.1	Specimen Certificate of Ordinary Shares	F-1	4.2	Initially filed on 7/19/2023
2.2	Description of share capital of the Registrant (incorporated herein by reference to (i) the sections titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1(File No. 333-273329), as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and	F-1	—	Initially filed on 7/19/2023
	(ii) the Registrant’s registration statement on Form 8-A (File No. 001-42412).	Form 8-A	—	11/18/2024
4.1	Employment Agreement by and between the Registrant and Hei Tung (Angel) Siu dated March 27, 2025	6-K	10.1	3/27/2025
4.2	Employment Agreement by and between the Registrant and Jia Yun Hong dated March 27, 2025	6-K	10.2	3/27/2025
4.3	Employment Agreement by and between the Registrant and Hung Leung (Alan) Tsang dated January 11, 2023	F-1	10.3	7/19/2023
4.4	Form Purchase Order between CGTHK and Its Suppliers	F-1	10.4	7/19/2023
4.5	Form Sales Contract between CGTHK and Its Customers	F-1	10.5	7/19/2023
4.6	Form of Indemnification Agreement by and between the Registrant and executive officers and directors of the Registrant	F-1	10.10	7/19/2023
4.7	Form Director Service Agreement	F-1	10.11	7/19/2023
4.8	Creative Global Technology Holdings Limited 2024 Stock Incentive Plan	S-8	99.1	1/22/2025
8.1	Subsidiaries of Creative Global Technology Holdings Limited	Filed herewith	—	—
11.1	Code of Ethics	20-F	11.1	1/30/2025
11.2	Insider Trading Policy	20-F	11.2	1/30/2025
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith	—	—
15.1	Consent of Wei, Wei & Co. LLP	Filed herewith	—	—
15.2	Consent of Edward Associate CPA PLLC	Filed herewith	—	—
97.1	Clawback Policy of the Registrant	20-F	97.1	1/30/2025
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended September 30, 2025, has been formatted in Inline XBRL and contained in Exhibit 101	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

Date: January 30, 2026	By:	/s/ Hei Tung (Angel) Siu
		Name:	Hei Tung (Angel) Siu
		Title:	Chief Executive Officer

CREATIVE GLOBAL TECHNOLOGY HOLDING LIMITED. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Creative Global Technology Holdings Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Creative Global Technology Holdings Limited and subsidiaries (the “Company”) as of September 30, 2025, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting. but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Edward Associate CPA PLLC

PCAOB ID No. 7280

We have served as the Company’s auditor since 2025.

Syosset, New York

January 30, 2026

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

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2025 AND 2024

	2025	2024
ASSETS
Current assets:
Cash and equivalents	$185,240	$443,322
Accounts receivable, net	-	10,491,664
Prepayments, other receivables and other current assets	3,387,091	538,195
Inventories, net	14,668,535	3,842,072
Total current assets	18,240,866	15,315,253

Non-current assets:
Property, plant and equipment, net	9,816	26,568
Deferred offering costs	-	854,684
Right-of-use assets, net	18,534	123,446
Deferred tax assets,net	19,734	-
Total non-current assets	48,084	1,004,698
Total Assets	$18,288,950	$16,319,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$209	$-
Taxes payable	88,214	2,676,376
Other payables and accrued liabilities	144,372	56,207
Lease liabilities – current	18,665	108,227
Total current liabilities	251,460	2,840,810

Non-current liabilities:
Deferred tax liabilities	-	266
Lease liabilities – non current	-	18,659
Total non-current liabilities	-	18,925
Total liabilities	251,460	2,859,735

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$ 0.001 par value per share; 1,900,000,000 A shares authorized, 17,225,000 shares issued and outstanding)	17,225	11,500
Class B ordinary shares (US$0.001 par value per share; 100,000,000 B Shares authorized, 8,500,000 shares issued and outstanding)	8,500	8,500
Additional paid-up capital	17,955,536	-
Accumulated other comprehensive loss	(29,822)	(15,584)
Retained earnings	86,051	13,455,800
Total shareholders’ equity	18,037,490	13,460,216
Total liabilities and shareholders’ equity	$18,288,950	$16,319,951

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	2025	2024	2023
Revenues	$21,150,042	$35,611,761	$50,278,937
Cost of revenues	(18,864,549)	(29,275,274)	(45,309,410)
Gross Profit	2,285,493	6,336,487	4,969,527

Operating expenses:
Selling and marketing	(25,497)	(32,738)	(34,132)
General and administrative	(1,184,369)	(1,118,217)	(1,141,069)
Share-based compensation	(14,236,000)	-	-
Total operating expenses	(15,445,866)	(1,150,955)	(1,175,201)

Income (loss) from operations	(13,160,373)	5,185,532	3,794,326

Other income (loss):
Other income	1,213	5,290	30,541
Other expenses	-	(2,726)	—
Interest income, net	1,464	(2,446)	10,269
Total other (loss) income, net	2,677	118	40,810

Income (loss) before income tax expenses	(13,157,696)	5,185,650	3,835,136
Income taxes	(212,053)	(903,282)	(679,815)

Net income (loss)	(13,369,749)	4,282,368	3,155,321

Other Comprehensive Loss
Foreign currency translation adjustment	(14,238)	(21,709)	24,697

Total Comprehensive Income (loss)	$(13,383,987)	$4,260,659	$3,180,018

Net income (loss) per share attributable to ordinary shareholders - basic and diluted	(0.57)	0.21	0.16
Weighted average number of ordinary shares used in computing net income(loss) per share - basic and diluted	23,568,760	20,000,000	20,000,000

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	Ordinary Shares							Accumulated
	Common stock		Class A		Class B		Additional	other
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	paid-in capital	comprehensive income (loss)	Retained Earnings (Accumulated Deficit)	Total
		$		$		$	$	$	$	$
Balance as of 30 Sep, 2022	20,000,000	20,000	-	-	-	-	-	(18,572)	6,018,111	6,019,539
Foreign currency translation adjustments	-	-	-	-	-	-	-	24,697	-	24,697
Net income	-	-	-	-	-	-	-	-	3,155,321	3,155,321
Balance as of 30 Sep, 2023	20,000,000	20,000	-	-	-	-	-	6,125	9,173,432	9,199,557

Foreign currency translation adjustments	-	-	-	-	-	-	-	(21,709)	-	(21,709)
Net income	-	-	-	-	-	-	-	-	4,282,368	4,282,368
Balance as of 30 Sep, 2024	20,000,000	20,000	-	-	-	-	-	(15,584)	13,455,800	13,460,216
Foreign currency translation adjustments	-	-	-	-	-	-	-	(14,238)	-	(14,238)
IPO Issuance	1,437,500	1,438	-	-	-	-	3,723,823	-	-	3,725,261
Share-based compensation	4,287,500	4,287	-	-	-	-	14,231,713	-	-	14,236,000
Common stock reclassification	(25,725,000)	(25,725)	-	-	-	-	-	-	-	(25,725)
Class A ordinary shares	-	-	17,225,000	17,225	-	-	-	-	-	17,225
Class B ordinary shares	-	-	-	-	8,500,000	8,500	-	-	-	8,500
Net income	-	-	-	-	-	-	-	-	(13,369,749)	(13,369,749)
Balance as of 30 Sep, 2025	-	-	17,225,000	17,225	8,500,000	8,500	17,955,536	(29,822)	86,051	18,037,490

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

	2025	2024	2023
Cash Flows from Operating Activities:
Net income (loss)	$(13,369,749)	$4,282,368	$3,155,321
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for inventory impairment	104,565	-	-
Depreciation	16,736	7,949	6,880
Amortization of right-of-use assets	-	74,119	-
Share-based compensation	14,236,000	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	10,479,551	(10,491,664)	-
Prepayments, other receivables and other assets	(2,844,433)	227,252	2,485,935
Inventories, net	(10,913,448)	1,908,309	(1,865,112)
Right-of-use assets	104,797	(197,565)	-
Deferred taxes	(19,704)	(2,176)	(603)
Accounts payable	209	-	-
Other payables and accrued liabilities	88,013	(374,684)	419,003
Taxes payable	(2,585,204)	914,775	673,214
Lease liabilities – current	(108,102)	108,465	-
Lease liabilities – non current	(266)	18,700	-
Net Cash Provided by (Used in) Operating Activities	(4,811,035)	(3,524,152)	4,874,638

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	-	(18,597)	(3,784)
Net Cash (Used in) Investing Activities	-	(18,597)	(3,784)

Cash Flows from Financing Activities:
(Repayment)/Advances to/from a director	-	-	(992,228)
Proceeds from IPO	4,856,352	-	-
Payments for deferred offering costs	(272,338)	(299,324)	(554,022)
Net Cash Provided by (Used in) Financing Activities	4,584,014	(299,324)	(1,546,250)
Effect of Exchange Rate Changes on Cash and Equivalents	(31,061)	(20,182)	21,673
Net Increase (Decrease) in Cash and Equivalents	(258,082)	(3,862,255)	3,346,277
Cash and Equivalents, – Beginning of Year	443,322	4,305,577	959,300
Cash and Equivalents – End of Year	$185,240	$443,322	$4,305,577

See accompanying notes to consolidated financial statements.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(1) Organization and Business Background

On January 11, 2023, CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED (the “Company” or the “Group”) was incorporated in the Cayman Islands, as an exempted company and is an investment holding company. The Company is headquartered and has operations in Hong Kong. The Company is primarily engaged in sourcing and reselling recycled consumer electronic devices through CGTHK, the Hong Kong entity conducting substantially all of our business operations. CGTHK has been sourcing pre-owned consumer electronic devices (mainly smartphones, tablets, and laptops) from suppliers in the U.S., Japan, and some other developed countries, and our customers subsequently sell these goods to Southeast Asia and other resions.

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

The consolidated balance sheets as of September 30, 2025 and 2024 present the assets and liabilities of the aforementioned companies now comprising the Group as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements (the “CFS”).

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued by the Company is also detailed in Notes 10.

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
SEPTEMBER 30, 2025 AND 2024

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

Translation of amounts from HKD into USD was made at the following exchange rates:

Balance sheet items, except for equity accounts:
September 30, 2025	HKD7.7836 to $1
September 30, 2024	HKD7.7863 to $1

Statement of operations and cash flow items:
Year Ended September 30, 2025	HKD7.7953 to $1
Year Ended September 30, 2024	HKD7.8130 to $1
Year Ended September 30, 2023	HKD7.8330 to $1

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
SEPTEMBER 30, 2025 AND 2024

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
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

Other receivables and other current assets are short term in nature and primarily include deposits for office rental and. The Company estimates the allowance for other receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The other receivable was segmented into groups based on certain credit risk characteristics, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. No allowance was required as of September 30, 2025 or 2024.

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
SEPTEMBER 30, 2025 AND 2024

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

The details of related party transaction during the years ended September 30, 2025, 2024 and 2023 and balances as of September 30, 2025 and 2024 are set out in Note 8.

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

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

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

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

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
SEPTEMBER 30, 2025 AND 2024

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

Earnings (loss) Per Share

Basic earnings per share (“EPS”) is computed by dividing the net income attributable to the ordinary shareholders by the weighted average number of shares of ordinary share outstanding during the period. Diluted EPS is computed similar to basic EPS except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2025, 2024 and 2023.

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

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(2) Basis of Presentation and Significant Accounting Policies (cont.)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 enhances the disclosure requirements for reportable segments to provide more detailed and decision-useful information to financial statement users. The amendments require public entities to disclose significant segment expense categories and amounts, other segment items, and additional information about the chief operating decision maker (CODM). The ASU also requires that all annual segment disclosures be provided in interim periods and clarifies that entities with a single reportable segment are subject to the same disclosure requirements.ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Accordingly, the Company adopted ASU 2023-07 effective as of October 1, 2024. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements, other than expanded disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

(3) Accounts receivable

Accounts receivable as of September 30, 2025 and 2024 consisted of the following:

	2025	2024
Accounts receivable	$-	$10,491,664
Less: allowance for doubtful accounts	-	-
	$-	$10,491,664

(4) Prepayments, other receivables and other current assets

Prepayments, other receivables and other current assets consisted of the following as of September 30, 2025, and 2024:

	2025	2024
Deposits and prepayments	$105,845	$77,538
Advance to suppliers	3,281,246	460,657
	$3,387,091	$538,195

(5) Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. Net realizable value is based on estimated selling prices less immaterial costs to sell, if any.

The components of inventories were as follows of September 30, 2025, and 2024:

	2025	2024
Smartphones	$12,725,500	$645,832
Tablets	273,956	570,441
Laptops and other	1,774,255	2,625,799
Less: Inventory Impairment	(105,176)	-
Total inventories, net	$14,668,535	$3,842,072

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(6) Property, plant and equipment, net

As of September 30, 2025, and 2024, property, plant and equipment, net consisted of the following:

	2025	2024
Devices for rental	$7,709	$7,706
Office equipment	12,661	12,657
Furniture and fixtures	4,840	4,838
	22,282	22,275
Total	47,492	47,476
Less: accumulated depreciation	(37,676)	(20,908)
Property, plant and equipment, net	$9,816	$26,568

No impairment loss was recorded for the years ended September 30, 2025,2024, and 2023.

(7) Leases

Our operating leases primarily consist of leases of offices and storage space. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset. As of September 30, 2025, the leases of offices and storage space are short-term leases of less over 12 months, the Company recognized operating lease rights of use assets and operating lease obligations according ASC 842.

Supplemental balance sheet information related to leases was as follows as of September 30, 2025:

2025
Operating lease ROU assets	$18,534
Current operating lease obligation	$18,665
Non-current operating lease obligation	-
Total operating lease obligation	$18,665

Operating lease expense for the year ended September 30, 2025 was $111,855.

The undiscounted future minimum lease payment schedule as of September 30, 2025 is as follows by years:

2026	$18,802
Total lease payments	18,802
Less: interest	137
Present value of lease liabilities	$18,665

(8) Related Party Balance and Transactions

We had no other related party transactions during the years ended September 30, 2025, 2024 and 2023.

As of September 30, 2025, 2024 and 2023, We had no outstanding balances.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(9) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following as of September 30, 2025, and 2024:

	2025	2024
Others	$144,372	$56,207
Totals	$144,372	$56,207

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

On March 10,2025, the share capital of the Company is $2,000,000.00 divided into 1,900,000,000 Class A Ordinary Shares of par value $0.001 each and 100,000,000 Class B Ordinary Shares of par value $0.001 each. 8,500,000 authorized and issued and outstanding Ordinary Shares held by HSZ HOLDINGS LIMITED were redesignated into Class B Ordinary Shares and the remaining authorized but unissued 1,882,775,000 Ordinary Shares be and are redesignated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 91,500,000 Ordinary Shares be and are redesignated into Class B Ordinary Shares on a one for one basis.

(11) Share-based compensation

On January 17, 2025, the Company’s board of directors approved the 2024 Stock Incentive Plan (the “2024 Plan”), which was subsequently registered through Form S-8 filed on January 22, 2025. The 2024 Plan is designed to motivate, attract and retain directors, consultants, and key employees to exert their best efforts on behalf of the Company and align their interests with those of the Company’s shareholders. Under the 2024 Plan, the Company has authorized the issuance of up to 4,287,500 ordinary shares for awards.

As of March 19, 2025, the Company had issued and granted 4,287,500 Ordinary Shares under the Plan, with a value of $14,236,000.

(12) Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiary in Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

British Virgin Islands

The Company’s subsidiary incorporated in the British Virgin Islands (“BVI”) which is a BVI business company is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the BVI).

Hong Kong

The Company’s Hong Kong subsidiaries are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax was calculated at 16.5%, 16.5% and 16.5% of the estimated assessable profit for the years ended September 30, 2025,2024 and 2023. Tax losses, if any, can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

Significant components of the provisions for income taxes for the years ended September 30, 2025, 2024 and 2023 were as follows:

	2025	2024	2023

Provision for Income Taxes
Current Tax Provision Hong Kong	$232,048	$905,452	$680,424
Deferred Tax (Reversal)/Provision Hong Kong	(19,995)	(2,170)	(609)
Total Provision for Income Taxes	$212,053	$903,282	$679,815

During the years ended September 30, 2025, 2024, and 2023, the effective income tax rate was estimated by the Company to be (1.61)%,17.4% and 17.70%, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	2025	2024	2023

HK federal statutory tax rate	16.50%	16.50%	16.50%
Effect of the HK preferential tax rate	0.16%	(0.41)%	(0.56)%
Other differences	(0.66)%	1.40%	1.79%
Over-provision in prior year	0.06%	0.16%	-
Effect of income tax rate difference in other jurisdictions	17.68%	(0.11)%	(0.03)%
Exchange rate conversion difference	0.01%	(0.14)%	-
Effective tax rate	(1.61)%	17.40%	17.70%

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows as of September 30, 2025, and 2024:

	2025	2024
Deferred tax assets
Depreciation expense of property, plant and equipment	$2,455	$-
Allowance for inventory	17,279	-

Less: valuation allowance	-	-
Total deferred tax assets	$19,734	$-

	2025	2024
Deferred tax liabilities
Depreciation expense of property, plant and equipment	$—	$266
Allowance for inventory	—	—

Less: valuation allowance	—	—
Total deferred tax liabilities	$—	$266

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(12) Income Taxes (cont.)

Uncertain tax positions

The Company evaluates uncertain tax position including the potential application of interest and penalties based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. All taxes were accrued and payable to the Hong Kong Government.

Taxes payable were income taxes as of September 30, 2025, and 2024:

(13) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker(“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue from different products or services. Based on management’s assessment, the Company determined it has one operating segment.

	2025	2024	2023
Revenues	$21,150,042	$35,611,761	$50,278,937
Cost of revenues	(18,864,549)	(29,275,274)	(45,309,410)
Gross profit	2,285,493	6,336,487	4,969,527
Profit margin	10.8%	17.8%	9.9%

Operating expenses:
Selling and marketing	(25,497)	(32,738)	(34,132)
General and administrative	(1,184,369)	(1,118,217)	(1,141,069)
Share-based compensation	(14,236,000)	-	-
Total operating expenses	(15,445,866)	(1,150,955)	(1,175,201)
Income (loss) from operations	(13,160,373)	5,185,532	3,794,326
Operating margin	-62.2%	14.6%	7.6%

Other income(loss), net:
Other income	1,213	5,290	30,541
Other expenses	-	(2,726)	-
Interest income,net	1,464	(2,446)	10,269
	2,677	118	40,810
Income (loss) before taxes	(13,157,696)	5,185,650	3,835,136
Income tax	(212,053)	(903,282)	(679,815)
Net income(loss)	$(13,369,749)	$4,282,368	$3,155,321

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2025 AND 2024

(14) Risks and Uncertainties

The Company’s operations are in Hong Kong. Accordingly, any changes in demand, economic and political developments and regulatory changes in the region will have an effect on the Company’s business, results of operations and financial condition.

Customer concentration risk

For the years ended September 30, 2025, 2024 and 2023, customers accounting for 10% or more of total revenues are as follows:

	2025		2024		2023
Customer		%		%		%
A	7,331,333	34.7	$15,458,421	43.4	-	-
B	4,042,798	19.1	6,738,937	18.9
C	3,759,910	17.8			5,554,474	11.0
D	-				5,748,637	11.4

For the years ended September 30, 2025, 2024 and 2023, customers accounting for 10% or more of accounts receivable are as follows:

	2025		2024		2023
Customer		%		%		%
E	-	-	2,041,922	19.5	-	-
F	-	-	1,985,869	18.9	-	-
G	-	-	1,979,011	18.9	-	-
A	-	-	1,844,322	17.6	-	-
H	-	-	1,185,300	11.3	-	-

Vendor concentration risk

For the years ended September 30, 2025, 2024 and 2023, the vendors which accounted for 10% or more of total purchases are as follows:

	2025		2024		2023
Vendor		%		%		%
A	$5,785,990	19.7	$-	-	-	-
B	4,903,050	16.7	-	-	$-	-
C	4,384,274	15.0	3,722,438	13.8	-	-
D	3,352,637	11.4	-	-	-	-
E	-	-	11,330,745	42.0	15,063,407	32.4
F	-	-	-	-	11,397,173	24.5
G	-	-	4,223,162	15.6	6,682,636	14.4

(15) Subsequent Events

The Company assessed all events from September 30, 2025 up through January 30, 2026, which is the date these CFS are available to be issued, unless as disclosed below, there are no material subsequent events that require disclosure in these CFS.